Prospectus

ASSET PORTFOLIO MANAGER VARIABLE UNIVERSAL LIFE
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and
Security Life Separate Account L1

Consider carefully the policy charges, deductions, and refunds beginning on page 45 in this prospectus.

You should read this prospectus and keep it for future reference. A prospectus for each underlying investment portfolio must accompany and should be read together with this prospectus.

This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you.

Your Policy
- is a flexible premium variable universal life insurance policy;
- is issued by Security Life of Denver Insurance Company; and
- is returnable by you during the free look period if you are not satisfied.

Your Premium Payments
- are flexible, so the premium amount and frequency may vary;
- are allocated to variable investment options and the guaranteed interest division, based on your instructions;
- are invested in shares of the underlying investment portfolios under each variable investment option; and
- can be invested in as many as eighteen investment options over the policy's lifetime.

Your Account Value
- is the sum of your holdings in the variable division, the guaranteed interest division and the loan division;
- has no guaranteed minimum value under the variable division. The value varies with the value of the underlying investment portfolio;
- has a minimum guaranteed rate of return for amounts in the guaranteed interest division; and
- is subject to specified expenses and charges, including possible surrender charges.

Death Proceeds
- are paid if the policy is in force when the insured person dies;
- are equal to the death benefit *minus* an outstanding policy loan, accrued loan interest and unpaid charges incurred before the insured person dies;
- are calculated under your choice of options:
  * Option 1 - a fixed minimum death benefit;
  * Option 2 - a stated death benefit *plus* your account value; and
  * Option 3 - a stated death benefit *plus* the sum of the premiums we receive *minus* partial withdrawals you have taken; and
- are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Neither the SEC nor any state securities commission has approved these securities or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This life insurance policy IS NOT a bank deposit or obligation, federally insured or backed by any bank or government agency.

Date of Prospectus _____ __, 2001

| **ISSUED BY:** | Security Life of Denver
Insurance Company
ING Security Life Center
1290 Broadway
Denver, CO 80203-5699
(800) 525-9852 | **UNDERWRITTEN BY:** | ING America Equities, Inc.
1290 Broadway
Denver, CO 80203-5699
(303) 860-2000 |

THROUGH ITS: Security Life Separate Account L1

ADMINISTERED BY: Customer Service Center
P.O. Box 173888
Denver, CO 80217-3888
(800) 848-6362

TABLE OF CONTENTS

POLICY SUMMARY 4
   Your Policy 4
   Free Look Period 4
   Premium Payments 4
   Charges and Deductions 4
   Variable Division 5
   Fees and Expenses of the Investment Portfolios . 6
   Guaranteed Interest Division 8
   Policy Values 8
   Transfers of Account Value 9
   Special Policy Features 9
   Policy Modification, Termination and Continuation
      Features 9
   Death Benefits 10
   Tax Considerations 10

**SECURITY LIFE, THE SEPARATE ACCOUNT
    AND THE INVESTMENT OPTIONS** 12
   Security Life of Denver Insurance Company . . . 12
   Security Life Separate Account L1 12
   Investment Portfolio Objectives 13
   Guaranteed Interest Division 18
   Maximum Number of Investment Options 19

**DETAILED INFORMATION ABOUT THE
    POLICY** 19
   Applying for a Policy 19
   Temporary Insurance 19
   Policy Issuance 20
   Premiums 20
   Premium Payments Affect Your Coverage 22
   Death Benefits 22
   Riders 29
   Special Features 30
   Policy Values 31
   Transfers of Account Value 33
   Dollar Cost Averaging 33
   Automatic Rebalancing 34
   Policy Loans 35
   Partial Withdrawals 36
   Lapse 37
   Reinstatement 38
   Surrender 39
   General Policy Provisions 39
      Free Look Period 39
      Your Policy 39
      Guaranteed Issue 39
      Age 40
      Ownership 40
      Beneficiary(ies) 40
      Collateral Assignment 40
      Incontestability 40
      Misstatements of Age or Gender 41
      Suicide 41
      Transaction Processing 41

      Notification and Claims Procedures 41
      Telephone Privileges 42
      Non-participation 42
      Distribution of the Policies 42
      Advertising Practices and Sales Literature
        43
      Settlement Provisions 43
   Administrative Information About the Policy . . 43

CHARGES AND DEDUCTIONS 45
   Deductions from Premiums 45
   Monthly Deductions from Account Value 46
   Policy Transaction Fees 47
   Surrender Charge 48
   Group or Sponsored Arrangements, or Corporate
      Purchasers 49

TAX CONSIDERATIONS 50
   Tax Status of the Policy 50
   Diversification and Investor Control Requirements
      51
   Tax Treatment of Policy Death Benefits 51
   Modified Endowment Contracts 51
   Multiple Policies 52
   Distributions Other than Death Benefits from
      Modified Endowment Contracts 52
   Distributions Other than Death Benefits from
      Policies That Are Not Modified Endowment
      Contracts 52
   Investment in the Policy 52
   Policy Loans 52
   Section 1035 Exchanges 53
   Continuation of Policy Beyond Age 100 53
   Tax-exempt Policy Owners 53
   Possible Tax Law Changes 53
   Changes to Comply with the Law 53
   Other 53

ADDITIONAL INFORMATION 55
   Directors and Officers 55
   Regulation 56
   Legal Matters 56
   Legal Proceedings 56
   Experts 56
   Registration Statement 56

INDEX OF SPECIAL TERMS 57

FINANCIAL STATEMENTS 58

APPENDIX A 195

APPENDIX B 196

APPENDIX C 197

POLICY SUMMARY

Your Policy

Your policy provides life insurance protection on the insured person. The policy includes the basic policy, applications and riders or endorsements. As long as the policy remains in force, we pay a death benefit at the death of the insured person. While your policy is in force, you may access a portion of your policy value by taking loans or partial withdrawals. You may surrender your policy for its net cash surrender value. At the policy anniversary nearest the insured person's 100th birthday if the insured person is still alive you may surrender your policy or continue it under the continuation of coverage option. ***See Policy Maturity, page 31 and Continuation of Coverage, page 31***.

Life insurance is not a short-term investment. You should evaluate your need for life insurance coverage and this policy's long-term investment potential and risks before purchasing a policy.

Free Look Period

Within limits as specified by law, you have the right to examine your policy and return it for a refund of all premium payments we have received or the account value, if you are not satisfied for any reason. The policy is then void. ***See Free Look Period, page 39***.

Premium Payments

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:
- for us to issue your policy;
- sufficient to keep your policy in force; and
- as necessary to continue certain benefits.

Depending on the amount of premium you choose to pay, it may not be enough to keep your policy or certain riders in force. ***See Premium Payments Affect Your Coverage, page 22***.

Investment Date and Allocation of Net Premiums

This policy has premium-based charges which are subtracted from your payments. We add the balance, or net premium, to your policy based on your investment instructions. You may allocate the net premium among one or more variable investment options and the guaranteed interest division. ***See Investment Date and Allocation of Net Premiums, page 21***.

Charges and Deductions

All charges presented here are current unless stated otherwise.

This summary highlights some important points about your policy. The policy is more fully described in the attached, complete prospectus. Please read it carefully. "We," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

Charges

Other Than Investment Portfolio Annual Expenses
(***See Charges, Deductions and Refunds, page 45***)

Charge	When Charge is Deducted	Amount Deducted
Tax Charges	Each premium payment received	2.5% for state and local taxes; 1.5% for estimated federal income tax treatment of deferred acquisition costs.
Sales Charge	Each premium payment received	For segment years 1-5, 6% sales charge on amount up to target premium; for segment years 6+, 3.5% sales charge on amount up to target premium.
Surrender Charge	First nine policy or segment years	Dollar amount for each $1,000 of stated death benefit; surrender charge will vary by issue age and will decline to zero in the tenth policy or segment year. Maximum $50 per $1,000 of stated death benefit
Mortality & Expense Risk Charge	Monthly from account value	0.075% in policy years 1-10 (0.90% on an annual basis); 0.0375% in policy years 11-20 (0.45% on an annual basis); 0% thereafter.
Policy Charge	Monthly from account value	$15 per month for first three policy years; $7.50 per month thereafter.
Administrative Charge	Monthly from account value	Dollar amount for each $1,000 of death benefit; applied to first $5 million of death benefit, based on original issue age and policy duration, maximum $0.07 per $1,000 of death benefit per month in policy years 1 - 10 and $0.01 per $1,000 of death benefit per month in policy years 11+
Cost of Insurance Charge	Monthly from account value	Varies based on current cost of insurance rates and net amount at risk.
Rider Charges	Monthly from account value	Varies depending on the rider benefits you choose.
Partial Withdrawal Fee	Transaction date from account value	Up to $25.
Illustration Fee	Transaction date from account value	One free illustration per policy year; thereafter, $25 per illustration.
Guaranteed Minimum Death Benefit Charge (if selected)	Monthly from account value	Currently, $0.005 per $1,000 of the stated death benefit during guarantee period.

Variable Division

If you invest in the variable investment options, you may make or lose money depending on market conditions. The variable investment options are described in the prospectuses for the underlying investment portfolios. Each investment portfolio has its own investment objective. ***See Investment Portfolio Objectives, page 13***.

Fees and Expenses of the Investment Portfolios

The separate account purchases shares of the underlying investment portfolios, at net asset value. This price reflects investment management fees, any 12b-1 fees and other direct expenses deducted from the portfolio assets. This table describes these fees and expenses in gross amounts and net amounts after waiver or reimbursement of fees or expenses by the investment portfolio advisers. Waivers or reimbursements are voluntary and subject to change. The portfolio expense information was provided to us by the portfolios and we have not independently verified this information.

These expenses are not direct charges against variable division assets or reductions from contract values. Rather, these expenses are included in computing each underlying portfolio's net asset value, which is the share price used to calculate the unit values of the variable investment options. For a more complete description of the portfolios' costs and expenses, see the prospectuses for the portfolios.

Investment Portfolio Annual Expenses (As a Percentage of Portfolio Average Net Assets)

Portfolio	Investment Management Fees	12b-1 Fees	Other Expenses	Total Portfolio Expenses	Fees and Expenses Waived or Reimbursed	Total Net Portfolio Expenses
AIM Variable Insurance Funds						
AIM V.I. Capital Appreciation Fund	0.62%	N/A	0.11%	0.73%	N/A	0.73%
AIM V.I. Government Securities Fund	0.50%	N/A	0.40%[1]	0.90%	N/A	0.90%
The Alger American Fund						
Alger American Growth Portfolio	0.75%	N/A	0.04%	0.79%	N/A	0.79%
Alger American Leveraged AllCap Portfolio	0.85%	N/A	0.08%[2]	0.93%	N/A	0.93%
Alger American MidCap Growth Portfolio	0.80%	N/A	0.05%	0.85%	N/A	0.85%
Alger American Small Capitalization Portfolio	0.85%	N/A	0.05%	0.90%	N/A	0.90%
Fidelity Variable Insurance Products Fund						
VIP Growth Portfolio Service Class [3]	0.58%	0.10%	0.09%	0.77%	See note 3	0.77%
VIP Overseas Portfolio Service Class [3]	0.73%	0.10%	0.18%	1.01%	See note 3	1.01%
Fidelity Variable Insurance Products Fund II						
VIP II Asset Manager Portfolio Service Class [3]	0.53%	0.10%	0.11%	0.74%	See note 3	0.74%
VIP II Index 500 Portfolio [3]	0.24%	N/A	0.10%	0.34%	See note 3	0.34%
The GCG Trust [4]						
Liquid Asset Portfolio	0.56%	N/A	0.00%	0.56%	N/A	0.56%
INVESCO Variable Investment Funds, Inc.						
INVESCO VIF-Equity Income Fund [5]	0.75%	N/A	0.44%	1.19%	See note 5	1.19%
INVESCO VIF-High Yield Fund [6]	0.60%	N/A	0.48%	1.08%	See note 6	1.08%
INVESCO VIF-Small Company Growth Fund [7]	0.75%	N/A	3.35%	4.10%	See note 7	4.10%
INVESCO VIF-Total Return Fund [8]	0.75%	N/A	0.55%	1.30%	See note 8	1.30%
INVESCO VIF-Utilities Fund [9]	0.60%	N/A	1.08%	1.68%	See note 9	1.68%
Janus Aspen Series Service Shares [10]						
Janus Aspen Aggressive Growth Service Shares	0.65%	0.25%	0.02%	0.92%	N/A	0.92%
Janus Aspen Growth Service Shares	0.65%	0.25%	0.02%	0.92%	N/A	0.92%
Janus Aspen International Growth Service Shares	0.65%	0.25%	0.11%	1.01%	N/A	1.01%
Janus Aspen Worldwide Growth Service Shares	0.65%	0.25%	0.05%	0.95%	N/A	0.95%
Neuberger Berman Advisers Management Trust						
Growth Portfolio	0.84%	N/A	0.08%	0.92%	N/A	0.92%
Limited Maturity Bond Portfolio	0.65%	N/A	0.11%	0.76%	N/A	0.76%
Partners Portfolio	0.80%	N/A	0.07%	0.87%	N/A	0.87%
Van Eck Worldwide Insurance Trust						
Worldwide Bond Fund	1.00%	N/A	0.22%	1.22%	N/A	1.22%
Worldwide Emerging Markets Fund [11]	1.00%	N/A	0.54%	1.54%	See note 11	1.54%
Worldwide Hard Assets Fund	1.00%	N/A	0.26%	1.26%	N/A	1.26%
Worldwide Real Estate Fund [12]	1.00%	N/A	2.23%	3.23%	See note 12	3.23%

[1]   Included in AIM V.I. Government Securities Fund's "Other Expenses" is 0.10% of interest expense.

[2]   Included in Alger American Leveraged AllCap portfolio's "Other Expenses" is 0.01% of interest expense.

[3]   Fidelity absorbed a portion of the portfolio and custodian expenses for some portfolios with part of the brokerage commissions and un-invested cash balances. After this absorption, "Total Net Portfolio Expenses" are 0.75% for VIP Growth Service Class, 0.98% for VIP Overseas Service Class, 0.73% for VIP II Asset Manager Service Class and 0.28% for VIP II Index 500.

[4]   The GCG Trust pays Directed Services, Inc. ("DSI") for its services a monthly management fee based on the annual rates of the average daily net assets of the investment portfolios. DSI (and not the GCG Trust) in turn pays each portfolio manager a monthly fee for managing the assets of the portfolios.

[5]   INVESCO absorbed a portion of VIF-Equity Income Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.42% and 1.17% respectively.

[6]   INVESCO absorbed a portion of VIF-High Yield Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.47% and 1.07% respectively.

[7]   INVESCO absorbed a portion of VIF-Small Company Growth Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.96% and 1.71%, respectively.

[8]   INVESCO absorbed a portion of VIF-Total Return Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.42% and 1.17%, respectively.

[9]   INVESCO absorbed a portion of VIF-Utilities Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.61% and 1.21%, respectively.

[10]   Janus Aspen Series Service Shares have a distribution plan or "Rule 12b-1 plan" which is described in the Funds' prospectuses. Expenses are based on the estimated expenses that the Service Shares Class of each Portfolio expects to incur in its initial fiscal year. All expenses are shown without the effect of any expense offset arrangements.

[11]   Van Eck Associates Corporation absorbed expenses exceeding 1.30% of the Fund's average daily assets, effective May 13, 1999. After this absorption, "Total Net Portfolio Expenses" are 1.34%.

[12]   Van Eck Associates Corporation absorbed certain expenses exceeding 1.50%. The Fund's expenses were also reduced by a fee arrangement based on cash balances left on deposit with the custodian and a directed brokerage arrangement where the Fund directs certain portfolio trades to a broker that, in turn, pays a potion of the Fund's expenses. After this absorption, "Total Net Portfolio Expenses" are 1.44%.

Guaranteed Interest Division

The guaranteed interest division guarantees principal and is part of our general account. Any amount you direct into the guaranteed interest division is credited with interest at a fixed rate. *See Guaranteed Interest Division, page 18*.

Policy Values

Your policy account value is the amount you have in the guaranteed interest division, plus the amount you have in each variable investment option. If you have an outstanding policy loan, your account value includes the amount in the loan division. *See Policy Values, page 31 and Partial Withdrawals, page 36*.

Your Account Value in the Variable Division

Accumulation units are the way we measure value in the variable division. Accumulation unit value is the value of one unit of a variable investment option on a valuation date. Each variable investment option has a different accumulation unit value. *See Determining Values in the Variable Division, page 32*.

The accumulation unit value for each variable investment option reflects the investment performance of the underlying investment portfolio during the valuation period. Each accumulation unit value reflects the expenses of the investment portfolios. ***See Determining Values in the Variable Division, page 32 and How We Calculate Accumulation Unit Values, page 32***.

Transfers of Account Value

You may make an unlimited number of free transfers among the variable investment options or to the guaranteed interest division each policy year. There are restrictions on transfers from the guaranteed interest division. The minimum transfer amount is $100. ***See Transfers of Account Value, page 33 and Policy Transaction Fees, page 47***.

Special Policy Features

Designated Deduction Investment Option

You may designate one investment option from which we will deduct all of your monthly deductions. ***See Designated Deduction Investment Option, page 30***.

Riders

You may attach additional benefits to your policy by rider. In most cases, we deduct a monthly charge from your account value for these benefits. ***See Riders, page 29***.

Dollar Cost Averaging

Dollar cost averaging is a systematic plan of transferring account values to selected investment options. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. ***See Dollar Cost Averaging, page 33***.

Automatic Rebalancing

Automatic rebalancing periodically reallocates your net account value among your selected investment options to maintain your specified distribution of account value among those investment options. Automatic rebalancing is free. ***See Automatic Rebalancing, page 34***.

Loans

You may take loans against your policy's net cash surrender value. We charge an annual loan interest rate of 3.75% in policy years 1-10 and 3.15% thereafter. We credit an annual interest rate of 3% on amounts held in the loan division as collateral for your loan. ***See Policy Loans, page 35***.

Loans may have tax consequences. ***See Tax Considerations, page 50***.

Partial Withdrawals

You may withdraw part of your net cash surrender value any time after your first policy anniversary. You may make twelve partial withdrawals per policy year. Partial withdrawals may reduce your policy's death benefit and will reduce your account value. We assess a fee for each partial withdrawal; surrender charges may apply as well. ***See Partial Withdrawals, page 36***.

Partial withdrawals may have tax consequences. ***See Tax Considerations, page 50***.

Policy Modification, Termination and Continuation Features

Right to Exchange Policy

For 24 months after the policy date you may exchange your policy for a guaranteed policy, unless law requires differently. There is no charge for this exchange. ***See Right to Exchange Policy, page 30***.

Surrender

You may surrender your policy for its net cash surrender value at any time before the death of the insured person. All insurance coverage ends on the date we receive your request. If the surrender charge exceeds the available cash value, there will be no proceeds paid to you on surrender. ***See Surrender, page 39***. A surrender may have tax consequences. ***See Tax Considerations, page 30***.

Lapse

In general, insurance coverage continues as long as your net account value is enough to pay the monthly deductions. However, your policy is guaranteed not to lapse during the guarantee period if you have elected the guaranteed minimum death benefit feature and certain conditions have been met. ***See Lapse, page 37 and Guaranteed Minimum Death Benefit, page 28***.

Reinstatement

You may reinstate your policy and its riders within five years of its lapse if you still own the policy and the insured person meets our underwriting requirement.

You will need to give proof of insurability as at policy issue. You will also need to pay required reinstatement premiums.

If the guaranteed minimum death benefit lapses and you do not correct it, this feature terminates. Once it terminates, you cannot reinstate this feature.

If you had a policy loan existing when coverage ended, we will reinstate it with accrued loan interest to the date of the lapse. ***See Reinstatement, page 38***.

Policy Maturity

If the insured person is still living on the maturity date or the policy anniversary nearest the insured person's 100th birthday and you do not choose to let the continuation of coverage feature become effective, you must surrender your policy. We will pay the net account value. Your policy then ends. ***See Policy Maturity, page 31***.

Continuation of Coverage

At the policy anniversary nearest the insured person's 100th birthday, you may choose to let the continuation of coverage feature become effective. ***See Continuation of Coverage, page 31***.

Death Benefits

After the death of the insured person, we pay death proceeds to the beneficiary(ies) if your policy is still in force. Based on the death benefit option you have chosen, the base death benefit varies.

We generally require a minimum target death benefit

of $100,000 for fully underwritten policies, and $50,000 for guaranteed issue policies. However, we may lower this minimum for group or sponsored arrangements, or corporate purchasers. A separate cost of insurance applies to your base death benefit. ***See Applying for a Policy, page 19 and Death Benefits, page 22***.

You may change your death benefit amount while your policy is in force, subject to certain restrictions. ***See Changes in Death Benefit Amounts, page 27***.

Tax Considerations

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. ***See Tax Status of the Policy, page 50***.

Assuming the policy qualifies as a life insurance contract under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:
- partial withdrawals;
- loans;
- surrender; or
- lapse.

In addition, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. ***See Modified Endowment Contracts, page 51***.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

You should consult a qualified legal or tax adviser before you purchase your policy.

How the Policy Works


Your Premium
You make a premium payment
Premium Deductions
•sales charge
•tax charges
Net Premium
We allocate the net premium to the investment options you choose
Guaranteed Interest Division
Amounts you allocate are held in our general account
Variable Investment Options
Amounts you allocate are held in our separate account
Investment Portfolios
The variable investment options invest in investment portfolios
The investment manager deducts investment management fees and other portfolio expenses
Accumulated Value
The total value of your policy
Monthly Deductions
• policy charge
• cost of insurance charge
• monthly administrative charge
• rider charges
• Guaranteed Minimum Death Benefit
• mortality and expense risk charge
Separate Account Deductions
• Currently none
Transaction Fees
• partial withdrawal fee
• surrender charge
• illustration fee
Loan Division
Amount set aside to secure a policy loan

SECURITY LIFE, THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS

Security Life of Denver Insurance Company

Security Life of Denver Insurance Company (Security Life) is a stock life insurance company organized under the laws of the State of Colorado in 1929. Our headquarters are located at 1290 Broadway, Denver, Colorado 80203-5699. We are admitted to do business in the District of Columbia and all states except New York. At the close of 1999, the company and its consolidated subsidiaries had over $184.2 billion of life insurance in force. As of December 31, 1999 our total assets were over $11.3 billion and our shareholder's equity was over $899 million.

We have a complete line of life insurance products, including:
- annuities;
- individual life;
- group life;
- pension products; and
- market life reinsurance.

Security Life is a wholly owned indirect subsidiary of ING Groep, N.V. ("ING"). ING is one of the world's three largest diversified financial services organizations. ING is headquartered in Amsterdam, The Netherlands. It has consolidated assets over $495.0 billion on a Dutch (modified U.S.) generally accepted accounting principles basis, as of December 31, 1999.

The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993. It is a wholly owned subsidiary of Security Life and is registered as a broker-dealer with the SEC and the NASD. ING America Equities, Inc. is located at 1290 Broadway, Denver, Colorado 80203-5699.

Security Life Separate Account L1

Separate Account Structure

We established Security Life Separate Account L1 (the separate account) on November 3, 1993, under Colorado's insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise our management of the separate account or Security Life.

The separate account is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We keep the separate account assets separate from our general account and other separate accounts. We may offer other variable life insurance contracts with different benefits and charges that invest in the separate account. We do not discuss these contracts in this prospectus. The separate account may invest in other securities not available for the policy described in this prospectus.

The company owns all the assets in the separate account. We credit gains to or charge losses against the separate account without regard to performance of other investment accounts.

Order of Separate Account Liabilities

Law provides that we may not charge general account liabilities against separate account assets equal to its reserves and other liabilities. This means that if we ever become insolvent, the separate account assets will be used first to pay separate account policy claims. Only if separate account assets remain after these claims have been satisfied can these assets be used to pay other policy owners and creditors.

The separate account may have liabilities from assets credited to other variable life policies offered by the separate account. If the assets of the separate account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

Investment Options

Investment options include the variable and the guaranteed interest divisions, but not the loan division. The separate account has several variable investment options which invest in shares of underlying investment portfolios. This means that the investment performance of a policy depends on the performance of the investment portfolios you choose. Each investment portfolio has its own investment objective. These investment portfolios are not available directly to individual investors.

They are available only as underlying investments for variable annuity and variable life insurance contracts and certain pension accounts.

Investment Portfolios

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser who is not associated with us.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code ("IRC"). As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the separate account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.

Investment Portfolio Objectives

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here. You should read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance, and no representation is made, that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.

Some investment portfolio advisers (or their affiliates) may pay us compensation for servicing, administration or other expenses. The amount of compensation is usually based on the aggregate assets of the investment portfolio from contracts that we issue or administer. Some advisers may pay us more or less than others and our affiliates may pay us significantly more. We receive 12b-1 fees from some investment portfolios.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
AIM V.I. Capital Appreciation Fund	Investment Company: AIM Variable Insurance Funds Investment Adviser: A I M Advisors, Inc.	Seeks growth of capital through investment in common stocks.
AIM V.I. Government Securities Fund	Investment Company: AIM Variable Insurance Funds Investment Adviser: A I M Advisors, Inc.	Seeks to achieve high current income consistent with reasonable concern for safety of principal.
Alger American Growth Portfolio	Investment Company: The Alger American Fund Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.
Alger American Leveraged AllCap Portfolio	Investment Company: The Alger American Fund Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation by investing, under normal circumstances, in the equity securities of companies of any size which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.
Alger American MidCap Growth Portfolio	Investment Company: The Alger American Fund Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.
Alger American Small Capitalization Portfolio	Investment Company: The Alger American Fund Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
VIP Growth Portfolio Service Class	Investment Company: Fidelity Variable Insurance Products Fund Investment Manager: Fidelity Management & Research Company	Seeks capital appreciation by investing in common stocks of companies that it believes have above-average growth potential, either domestic or foreign issuers.
VIP Overseas Portfolio Service Class	Investment Company: Fidelity Variable Insurance Products Fund Investment Manager: Fidelity Management & Research Company	Seeks long-term growth of capital by investing at least 65% of total assets in foreign securities.
VIP II Asset Manager Portfolio Service Class	Investment Company: Fidelity Variable Insurance Products Fund II Investment Manager: Fidelity Management & Research Company	Seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.
VIP II Index 500 Portfolio	Investment Company: Fidelity Variable Insurance Products Fund II Investment Manager: Fidelity Management & Research Company Sub-Adviser: Bankers Trust Company	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the S&P® 500.
Liquid Asset Portfolio	Investment Company: The GCG Trust Investment Manager: Directed Services, Inc. Portfolio Manager: ING Investment Management, LLC (an affiliate)	Seeks high level of current income consistent with the preservation of capital and liquidity. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.
VIF-Equity Income Fund	Investment Company: INVESCO Variable Investment Funds, Inc. Investment Adviser: INVESCO Funds Group, Inc. Sub-Adviser: INVESCO Capital Management, Inc.	Seeks high current income, with growth of capital as a secondary objective by investing at least 65% of its assets in dividend-paying common and preferred stocks. The rest of the fund's assets are invested in debt securities, and lower-grade debt securities.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
VIF-High Yield Fund	Investment Company: INVESCO Variable Investment Funds, Inc. Investment Adviser: INVESCO Funds Group, Inc. Sub-Adviser: INVESCO Capital Management, Inc.	Seeks to provide a high level of current income by investing substantially all of its assets in lower-rated debt securities and preferred stock, including securities issued by foreign companies.
VIF-Small Company Growth Fund	Investment Company: INVESCO Variable Investment Funds, Inc. Investment Adviser: INVESCO Funds Group, Inc. Sub-Adviser: INVESCO Capital Management, Inc.	Seeks long-term capital growth by investing at least 65% of its assets in equity securities of companies with market capitalizations of $2 billion or less. The remainder of the fund's assets can be invested in a wide range of securities that may or may not be issued by small companies.
VIF-Total Return Fund	Investment Company: INVESCO Variable Investment Funds, Inc. Investment Adviser: INVESCO Funds Group, Inc. Sub-Adviser: INVESCO Capital Management, Inc.	Seeks to provide high total return through both growth and current income by investing at least 30% of its assets in common stocks of companies with a strong history of paying regular dividends and 30% of its assets in debt securities. The remaining 40% of the fund is allocated among these and other investments at INVESCO's discretion, based upon current business, economic and market conditions.
VIF-Utilities Fund	Investment Company: INVESCO Variable Investment Funds, Inc. Investment Adviser: INVESCO Funds Group, Inc. Sub-Adviser: INVESCO Capital Management, Inc..	Seeks capital appreciation and income by investing at least 80% of its assets in companies doing business in the utilities economic sector. The remainder of the fund's assets are not required to be invested in the utilities economic sector.
Aspen Aggressive Growth Portfolio Service Shares	Investment Company: Janus Aspen Series Investment Adviser: Janus Capital	Seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential and normally investing at least 50% of its equity assets in medium-sized companies which fall within the range of companies in the S&P® MidCap 400 Index.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
Aspen Growth Portfolio Service Shares	<u>Investment Company:</u> Janus Aspen Series <u>Investment Adviser:</u> Janus Capital	Seeks long-term growth of capital in a manner consistent with preservation of capital by investing primarily in common stocks selected for their growth potential. Although the portfolio can invest in companies of any size, it generally invests in larger, more established companies.
Aspen International Growth Portfolio Service Shares	<u>Investment Company:</u> Janus Aspen Series <u>Investment Adviser:</u> Janus Capital	Seeks long-term growth of capital by investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries or even a single country.
Aspen Worldwide Growth Portfolio Service Shares	<u>Investment Company:</u> Janus Aspen Series <u>Investment Adviser:</u> Janus Capital	Seeks long-term growth of capital in a manner consistent with preservation of capital by investing primarily in common stocks of companies of any size throughout the world. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.
Growth Portfolio	<u>Investment Company:</u> Neuberger Berman Advisers Management Trust <u>Investment Adviser:</u> Neuberger Berman Management Inc. <u>Sub-Adviser:</u> Neuberger Berman, LLC	Seeks growth of capital by investing mainly in common stock mid-capitalization companies.
Limited Maturity Bond Portfolio	<u>Investment Company:</u> Neuberger Berman Advisers Management Trust <u>Investment Adviser:</u> Neuberger Berman Management Inc. <u>Sub-Adviser:</u> Neuberger Berman, LLC	Seeks the highest available current income consistent with liquidity and low risk to principal by investing mainly in investment-grade bonds and other debt securities from U.S. Government and corporate issuers.
Partners Portfolio	<u>Investment Company:</u> Neuberger Berman Advisers Management Trust <u>Investment Adviser:</u> Neuberger Berman Management Inc. <u>Sub-Adviser:</u> Neuberger Berman, LLC	Seeks growth of capital by investing mainly in common stock of mid- to large-capitalization companies.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
Worldwide Bond Fund	<u>Investment Company:</u> Van Eck Worldwide Insurance Trust <u>Investment Adviser and Manager:</u> Van Eck Associates Corporation	Seeks high total return—income plus capital appreciation—by investing globally, primarily in a variety of debt securities.
Worldwide Emerging Markets Fund	<u>Investment Company:</u> Van Eck Worldwide Insurance Trust <u>Investment Adviser and Manager:</u> Van Eck Associates Corporation	Seeks long-term capital appreciation by investing in equity securities in emerging markets around the world.
Worldwide Hard Assets Fund	<u>Investment Company:</u> Van Eck Worldwide Insurance Trust <u>Investment Adviser and Manager:</u> Van Eck Associates Corporation	Seeks long-term capital appreciation by investing primarily in "hard asset securities." Hard assets include precious metals, natural resources, real estate and commodities. Income is a secondary consideration.
Worldwide Real Estate Fund	<u>Investment Company:</u> Van Eck Worldwide Insurance Trust <u>Investment Adviser and Manager:</u> Van Eck Associates Corporation	Seeks high total return by investing in equity securities of companies that own significant real estate or that principally do business in real estate.

Guaranteed Interest Division

You may allocate all or a part of your net premium and transfer your net account value into the guaranteed interest division. The guaranteed interest division guarantees principal and is part of our general account. It pays interest at a fixed rate that we declare.

The general account contains all of our assets other than those held in the separate account (variable investment options) or other separate accounts.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest division

under the Securities Act of 1933. Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940 (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The amount you have in the guaranteed interest division is all of the net premium you allocate to that division, *plus* transfers you make to the guaranteed interest division *plus* interest earned.

Amounts you transfer out of or withdraw from the guaranteed interest division reduce this amount. It is also reduced by deductions for charges from your account value allocated to the guaranteed interest division.

We declare the interest rate that applies to all amounts in the guaranteed interest division. This interest rate is never less than the minimum guaranteed interest rate of 3% and will be in effect for at least twelve months. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our account. We bear all of the investment risk for the guaranteed interest division.

Maximum Number of Investment Options

There are three divisions: the variable division, the guaranteed interest division and the loan division. Under the variable division, there are numerous variable investment options. *See Security Life Separate Account L1, page 12 and Investment Portfolio Objectives, page 13*.

You may invest in a total of eighteen investment options over the life of your policy. Investment options include the variable and the guaranteed interest divisions, but not the loan division.

As an example, if you have had funds in seventeen variable investment options and the guaranteed interest division, these are the only investment options to which you may later add or transfer funds. However, you could still take a policy loan and access the loan division.

You may want to use fewer investment options in the early years of your policy, so that you can invest in others in the future. If you invest in eighteen variable investment options, you will not be able to invest in the guaranteed interest division.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Asset Portfolio Manager variable universal life insurance policy. There may be differences in the policy because of state requirements where we issue your policy. We will describe any such differences in your policy.

Applying for a Policy

You purchase this variable universal life policy by submitting an application to us. On the policy date, the insured person should be no older than age 85. The minimum age to issue a policy for smokers is age 15. For groups, the maximum issue age is 70. The insured person is the person on whose life we issue the policy. *See Age, page 40*.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

We may reduce the minimum death benefit for group or sponsored arrangements, or corporate purchasers. Our underwriting and reinsurance procedures in effect at the time you apply limit the maximum death benefit.

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of the permanent insurance for which you applied. The maximum amount of temporary insurance for binding limited life insurance coverage is $3 million, which includes any other in-force coverage you have with us.

Temporary coverage begins when:

1. you have completed and signed our binding limited life insurance coverage form;

2. we receive and accept a premium payment of at least your scheduled premium (selected on your application); and

3. part I of the application is complete.

Temporary life insurance coverage ends on the earliest of:
- the date we return your premium payments;
- five days after we mail notice of termination to the address on your application;
- the date your policy coverage starts;
- the date we refuse to issue a policy based on your application; or
- 90 days after you sign our binding limited life insurance coverage form.

There is no death benefit under the temporary insurance agreement if:
- there is a material misrepresentation in your answers on the binding limited life insurance coverage form;
- there is a material misrepresentation in statements on your application;
- the person intended to be the insured person dies by suicide or self-inflicted injury; or
- the bank does not honor your premium check.

Policy Issuance

Before we issue a policy, we require satisfactory evidence of insurability of the insured person and payment of your initial premium. This evidence may include a medical examination and completion of all underwriting and issue requirements.

The policy date shown on your policy schedule determines:
- monthly processing dates;
- policy months;
- policy years; and
- policy anniversaries.

The policy date is not affected by when you receive the policy. We charge monthly deductions from the policy date unless your policy specifies otherwise.

The policy date is determined one of three ways:

1. the date you designate on your application, subject to our approval;

2. the back-date of the policy to save age, subject to our approval and law; or

3. if there is no designated date or back-date, the policy date is:
   - the date all underwriting and administrative requirements have been

met if we receive your initial premium before we issue your policy; or
- the date we receive your initial premium if it is after we approve your policy for issue.

Definition of Life Insurance Choice

At policy issue, you may choose one of two tests for the federal income tax definition of life insurance. You cannot change your choice later. The tests are the cash value accumulation test and the guideline premium/cash value corridor test. If you choose the guideline premium/cash value corridor test, we may limit premium payments relative to your policy death benefit under this test. ***See Tax Status of the Policy, page 50***.

Premiums

You may choose the amount and frequency of premium payments, within limits. You cannot make premium payments after the death of the insured person or after the continuation of coverage period begins. ***See Continuation of Coverage, page 31***.

We consider payments we receive to be premium payments if you do not have an outstanding loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your premium payment, we add the remaining net premium to your policy.

Scheduled Premiums

Your premiums are flexible. You may select your scheduled premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. **This amount may or may not be enough to keep your policy in force**. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You may choose to pay your premium by electronic funds transfer each month. This option is not available for your initial premium. The financial institution that makes your electronic funds transfer may charge for this service.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected. During the special continuation period, your scheduled premium should not be less than the minimum annual premium shown in your policy.

If you want the guaranteed minimum death benefit, your scheduled premium should not be less than the guarantee period annual premium shown in your policy. *See Guaranteed Minimum Death Benefit, page 28*.

Unscheduled Premium Payments

Generally speaking, you may make unscheduled premium payments at any time, however:

1. We may limit the amount of your unscheduled premium payments that would result in an increase in the base death benefit amount required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the death benefit is increased due to your unscheduled premium payments;

2. We may require proof that the insured person is insurable if your unscheduled premium payment will cause the net amount at risk to increase; and

3. We will return premium payments which are greater than the "seven-pay" limit for your policy if your payment would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy. The "seven-pay" limit is defined by the Internal Revenue Code and actuarially determined. It varies based on the age, gender and premium class of each insured, as well as the death benefit and additional benefits or riders on the policy. It is generally the maximum possible premium that we may receive during the first seven policy years in order for the policy not to be classified as a modified endowment contract.

See Modified Endowment Contracts, page 51 and Changes to Comply with the Law, page 53.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider it a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not take tax or sales charges which apply to premium payments.

See Modified Endowment Contracts, page 51 and Changes to Comply with the Law, page 53.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider it a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not take tax or sales charges which apply to premium payments. *See Modified Endowment Contracts, page 51 and Changes to Comply with the Law, page 53*.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider it a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not take tax or sales charges which apply to premium payments.

Target Premium

Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age and gender of the insured person. The target premium is used in determining your initial sales charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and each additional segment is listed in the policy schedule we provide to you. *See Premiums, page 20*.

Investment Date and Allocation of Net Premiums

The net premium is the balance remaining after we deduct tax and sales charges from your premium payment.

Insurance coverage does not begin until we receive your initial premium. It must be at least the sum of the scheduled premiums due from your policy date through your investment date.

The investment date is the first date we apply the net premium we have received to your policy. If we receive your initial premium after we approve your policy for issue, the investment date is the date we receive your initial premium.

We apply the initial net premium to your policy after:
  a) we receive the required amount of premium;
  b) all issue requirements have been received by our customer service center; and
  c) we approve your policy for issue.

Amounts you designate for the guaranteed interest division will be allocated to that division on the investment date. If your state requires the return of your premium during the free look period, we initially invest amounts you have designated for the variable division in The GCG Trust Liquid Asset Portfolio. We later transfer these amounts from the Liquid Asset Portfolio to your selected variable investment options, based on your most recent premium allocation instructions, at the earlier of the following dates:
  • five days after we mailed your policy *plus* your state free look period has ended; or
  • we have received your delivery receipt *plus* your state free look period has ended.

If your state provides for return of account value during the free look period or no free look period, we invest amounts you designated for the variable division directly into your selected variable investment options.

We allocate all later premium payments to your policy on the valuation date of receipt. We use your most recent premium allocation instructions specified in whole numbers totaling 100% and using up to eighteen investment options over the life of your policy. ***See Maximum Number of Investment Options, page 19***.

You may make premium allocation changes throughout the year without charge. If you change your designated deduction investment option from which monthly deductions are taken, we consider this a premium allocation change.

Premium Payments Affect Your Coverage

Unless you have the guaranteed minimum death benefit feature, your coverage lasts only as long as your net account value is enough to pay the monthly charges and your cash surrender value is more than your outstanding policy loan *plus* accrued loan interest. If you do not meet these conditions, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. ***See***

Lapse, page 37 and Grace Period, page 37.

Under the guaranteed minimum death benefit option, the base death benefit portion of your policy remains effective until the end of the guarantee period. The guaranteed minimum death benefit feature does not apply to riders which terminate when your policy is kept in force under this feature. You must meet all conditions of the guarantee. ***See Guaranteed Minimum Death Benefit, page 28***.

Modified Endowment Contracts

There are special federal income tax rules for distributions from life insurance policies which are modified endowment contracts. These rules apply to policy loans, surrenders and partial withdrawals. Whether or not these rules apply depends upon whether or not the premiums we receive are greater than the "seven-pay" limit.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium. ***See Modified Endowment Contracts, page 51***.

Death Benefits

You can decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance (base coverage) with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available with your one policy. The stated death benefit is the permanent element of your policy. The adjustable term insurance rider is the term insurance element of your policy. ***See Adjustable Term Insurance Rider, page 29***.

When we issue your policy, we base the initial insurance coverage on the instructions in your application. The death benefit at issue may vary from the stated death benefit plus adjustable term insurance coverage for some 1035 exchanges.

It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured person. Use of the adjustable term insurance rider may reduce sales compensation, but may increase the monthly cost of insurance. ***See Adjustable Term Insurance Rider, page 29***.

Your death benefit is calculated as of the date of death of the insured person.

Death Benefit Summary

This chart assumes no death benefit option changes and no requested or scheduled increases or decreases in stated or target death benefit and that partial withdrawals are less than the premium we receive.

	Option 1	Option 2	Option 3
Stated Death Benefit	The amount of policy death benefit at issue, not including rider coverage. This amount stays level throughout the life of the policy.	The amount of policy death benefit at issue, not including rider coverage. This amount stays level throughout the life of the policy.	The amount of policy death benefit at issue, not including rider coverage. This amount stays level throughout the life of the policy.
Base Death Benefit	The greater of the stated death benefit or the account value *multiplied* by the appropriate factor from the definition of life insurance factors.	The greater of the stated death benefit *plus* the account value or the account value *multiplied* by the appropriate factor from the definition of life insurance factors.	The greater of the stated death benefit *plus* the sum of all premiums we receive *minus* partial withdrawals you have taken or the account value *multiplied* by the appropriate factor from the definition of life insurance factors.
Target Death Benefit	Stated death benefit *plus* adjustable term insurance rider benefit. This amount remains level throughout the life of the policy.	Stated death benefit *plus* adjustable term insurance rider benefit. This amount remains level throughout the life of the policy.	Stated death benefit *plus* adjustable term insurance rider benefit. This amount remains level throughout the life of the policy.
Total Death Benefit	It is the greater of the target death benefit or the base death benefit.	It is the greater of the target death benefit *plus* the account value or the base death benefit.	It is the greater of the target death benefit *plus* the sum of all premiums we receive *minus* partial withdrawals you have taken or the base death benefit.

	Option 1	Option 2	Option 3
Adjustable Term Insurance Rider Benefit	The adjustable term insurance rider benefit is the total death benefit *minus* base death benefit, but it will not be less than zero. If the account value multiplied by the death benefit corridor factor is greater than the stated death benefit, the adjustable term insurance benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit. If the base death benefit becomes greater than the target death benefit, then the adjustable term insurance rider benefit is zero.	The adjustable term insurance rider benefit is the total death benefit *minus* the base death benefit, but it will not be less than zero. If the account value multiplied by the death benefit corridor factor is greater than the stated death benefit *plus* the account value, the adjustable term insurance rider benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit *plus* the account value. If the base death benefit becomes greater than the target death benefit *plus* the account value, then the adjustable term insurance rider benefit is zero.	The adjustable term insurance rider benefit is the total death benefit *minus* the base death benefit, but it will not be less than zero. If the account value *multiplied* by the death benefit corridor factor is greater than the stated death benefit *plus* the sum of all premiums we receive *minus* partial withdrawals you have taken, the adjustable term insurance rider benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit; *plus* the sum of all premiums we receive *minus* partial withdrawals you have taken. If the base death benefit becomes greater than the target death benefit *plus* the sum of all premiums we receive *minus* partial withdrawals you have taken, then the adjustable term insurance rider benefit is zero.

Base Death Benefit

Your base death benefit can be different from your stated death benefit as a result of:
- your choice of death benefit option;
- increases or decreases in the stated death benefit; or
- a change in your death benefit option.

Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on:
- the insured person's age;
- the insured person's gender.
- the cash value accumulation test for the federal income tax law definition of life insurance. ***See Appendix A, page 195***.

As long as your policy is in force, we will pay the death proceeds to your beneficiary(ies) calculated at the death of the insured person. The beneficiary(ies) is(are) the person (people) you name to receive the death proceeds from your policy. The death proceeds are:
- your base death benefit; *plus*
- rider benefits; *minus*
- your outstanding policy loan with accrued loan interest; *minus*
- outstanding policy charges incurred before the death of the insured person.

There could be outstanding policy charges if the insured person dies while your policy is in the grace period.

Death Benefit Options

You have a choice of three death benefit options (described below). Your choice may result in your base death benefit being greater than your stated death benefit.

Under death benefit option 1, your base death benefit is the greater of:

1. your stated death benefit on the date of the insured person's death; or

2. your account value on the date of the insured person's death *multiplied* by the appropriate factor from the definition of life insurance factors shown in Appendix A.

With option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 offers insurance coverage that is a set amount with potentially lower cost of insurance charges over time.

Under death benefit option 2, your base death benefit is the greater of:

1. your stated death benefit *plus* your account value on the date of the insured person's death; or

2. your account value on the date of the insured person's death *multiplied* by the appropriate factor from the definition of life insurance factors shown in Appendix A.

With option 2, investment performance is reflected in your insurance coverage.

Under death benefit option 3, the base death benefit is the greater of:

1. your stated death benefit *plus* the sum of all premiums we have received *minus* partial withdrawals you have taken under your policy; or

2. your account value on the date of the insured person's death *multiplied* by the appropriate factor from the definition of life insurance factors shown in Appendix A or B.

With option 3, the base death benefit generally will increase as we receive premiums and decrease if you take partial withdrawals. In no event will your base death benefit be less than your stated death benefit.

Death benefit options 2 and 3 are not available during the continuation of coverage period. If you have option 2 or 3 on your policy, it automatically converts to death benefit option 1 when the continuation of coverage period begins. ***See Continuation of Coverage, page 31.***

Changes in Death Benefit Options

You may request a change in your death benefit option at any time on or after your first monthly processing date and before the continuation of coverage period begins. A death benefit option change applies to your entire stated or base death benefit. Changing your death benefit option may reduce or increase your target death benefit, as well as your stated death benefit.

Your death benefit option change is effective on your next monthly processing date after we approve it, so long as at least one day remains before your monthly processing date. If less than one day remains before your monthly processing date, your change will be effective on your second following monthly processing date.

You may change from death benefit option 1 to option 2, from option 2 to option 1, or from option 3 to option 1. For you to change from death benefit option 1 to option 2, we may require proof that the insured person is insurable under our normal rules of underwriting.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

We may not approve a death benefit option change if it reduces the target or stated death benefit below the minimum we require to issue your policy.

On the effective date of your option change, your stated death benefit changes as follows:

Change From	Change To	Stated Death Benefit Following Change:
Option 1	Option 2	your stated death benefit before the change *minus* your account value as of the effective date of the change.
Option 2	Option 1	your stated death benefit before the change *plus* your account value as of the effective date of the change.

Option 3	Option 1	your stated death benefit before the change *plus* the sum of the premiums we have received, *minus* partial withdrawals you have taken as of the effective date of the change.

We increase or decrease your stated death benefit on the date of your death benefit option change to keep the net amount at risk the same. There is no change to the amount of term insurance if you have an adjustable term insurance rider. ***See Cost of Insurance Charge, page 46***.

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each benefit segment. For example, if you change from death benefit option 1 to option 2, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option 2 to option 1, your stated death benefit is increased by the amount allocated to that segment.

We do not impose a surrender charge for a decrease in your stated death benefit because you change your death benefit option. We do not adjust the target premium when you change your death benefit option. ***See Surrender Charge, page 48***.

Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.

Changes in Death Benefit Amounts

Contact your agent/registered representative or our customer service center to request a change in your policy's death benefit. The request is effective on the next monthly processing date after we receive and approve your request. There may be underwriting or other requirements which must be met before your request can be approved. Your requested change must be for at least $1,000.

After we make your requested change, we will send you a new policy schedule page. Keep it with your policy. We may ask you to send your policy to us so that we can make the change for you.

We may not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision.

See Tax Considerations, page 50.

You may request a decrease in the stated death benefit only after your first policy anniversary.

If you decrease your death benefit, you may not decrease your target death benefit below the minimum we require to issue your policy.

Requested reductions in the death benefit will first decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide decreases in stated death benefit among your benefit segments pro rata unless law requires differently.

You must provide satisfactory evidence that the insured person is still insurable to increase your death benefit. Unless you tell us differently, we assume your request for an increase in your target death benefit is also a request for an increase to your stated death benefit. Thus, the amount of your adjustable term insurance rider will not change. You may change your target death benefit once a policy year.

The initial death benefit segment, or first segment, is the stated death benefit on your policy's effective date. A requested increase in stated death benefit will cause a new segment to be created. Once we create a new segment, it is permanent unless law requires differently. The segment year runs from the segment effective date to its anniversary.

Each new segment may have:
- a new sales charge;
- new surrender charges;
- new cost of insurance charges, guaranteed and current;
- a new incontestability period;
- a new suicide exclusion period; and
- a new target premium.

We allocate the net amount at risk among segments in the same proportion that each segment bears to the total stated death benefit. Premiums we receive after an increase are applied to your policy segments in the same proportion as the target premium for each segment bears to the total target premium for all segments. Sales charges are deducted from each segment's premium based on the length of time that segment has been effective.

There may be tax consequences as a result of a decrease in your death benefit, as well as a possible surrender charge. You should consult a tax adviser before changing your death benefit amount. ***See Tax Status of the Policy, page 50 and Modified Endowment Contracts, page 51***.

Guaranteed Minimum Death Benefit

Usually, your coverage lasts only as long as your net account value is enough to pay the monthly charges and your cash surrender value is more than your outstanding policy loan *plus* accrued loan interest. Your account value depends on:

1. timing and amount of any premium payments;

2. the investment performance of the variable investment options;

3. the interest you earn in the guaranteed interest division;

4. the amount of your monthly charges;

5. partial withdrawals you take; and

6. loan activity you may have.

The guaranteed minimum death benefit may be selected only at policy issue. This option extends the period that your policy's stated death benefit remains in effect even if the variable investment options perform poorly. It has a guarantee period that lasts until the insured person turns age 65 or ten policy years, whichever is later.

The guaranteed minimum death benefit coverage does not apply to riders, including the adjustable term insurance rider. Therefore, if your net account value is not enough to pay the deductions as they come due on your policy, only the stated death benefit portion of your coverage is guaranteed to stay in force. ***See Lapse, page 37***.

Charges for your guaranteed minimum death benefit and base coverage are deducted each month to the extent that there is sufficient net account value to pay these charges. If there is not sufficient net account value to pay a charge, it is not permanently waived. Deduction of charges will resume once there is sufficient net account value.

The guaranteed minimum death benefit feature is not available in some states.

Requirements to Maintain the Guarantee Period

To qualify for the guaranteed minimum death benefit you must pay an annual premium higher than the minimum annual premium. During the guarantee period we also will deduct a monthly charge from your account value. This higher premium is called the guarantee period annual premium. The guarantee period monthly premium is one-twelfth of the guarantee period annual premium. Your net account value must meet certain diversification requirements. ***See Charges, Deduction and Refunds, page 45***.

Your guarantee period annual premium depends on:
- your policy's stated death benefit;
- the insured person's age, gender, premium class and underwriting characteristics;
- additional rider coverage on your policy; and
- other additional benefits on your policy.

At each monthly processing date we test to see if you have paid enough premium to keep your guarantee in place. We calculate:
- actual premiums we receive; *minus*
- the amount of any partial withdrawals you make; *minus*
- policy loan amounts you take with accrued loan interest. This amount must *equal or exceed*;
- the sum of the guarantee period monthly premium payments for each policy month starting with your first policy month through the end of the policy month that begins on the current monthly processing date.

You must continually meet the requirements of the guarantee period for this feature to remain in effect. We show the guarantee period annual premium on your policy schedule. If your policy benefits increase, the guarantee period annual premium increases.

In addition, the guarantee period ends if your net account value on any monthly processing date is not diversified as follows:

1. your net account value is invested in at least five investment options; and

2. no more than 35% of your net account value is in any one investment option.

Your policy will continue to meet the diversification requirements if:

1. you have automatic rebalancing and you meet

the two diversification tests listed above; or

2. you have dollar cost averaging which results in transfers into at least four investment options with no more than 35% of any transfer directed to any one.

See Dollar Cost Averaging, page 33 and Automatic Rebalancing, page 34.

If you select the guaranteed minimum death benefit option, you must make sure your policy satisfies the premium test and diversification test. If you fail to satisfy either test and you do not correct the condition, this feature terminates. Once it has terminated, you cannot reinstate the guaranteed minimum death benefit feature. The guarantee period annual premium then no longer applies to your policy.

Riders

Your policy may include benefits, attached by rider. A rider may have an additional cost. You may cancel riders at any time.

Periodically we may offer other riders not listed here. Contact your agent/registered representative for a complete list of riders available.

Adding or canceling riders may have tax consequences. See Modified Endowment Contracts, page 51.

Adjustable Term Insurance Rider

You may increase your death proceeds by adding an adjustable term insurance rider. This rider allows you to schedule the pattern of death benefits appropriate for anticipated needs. As the name suggests, the adjustable term insurance rider adjusts over time to maintain your desired level of coverage.

You specify a target death benefit when you apply for this rider. The target death benefit can be level for the life of your policy or can be scheduled to change at the beginning of a selected policy year(s). ***See Death Benefits, page 22***.

The adjustable term insurance rider death benefit is the difference between your target death benefit and your base death benefit, but not less than zero. The

rider's death benefit automatically adjusts daily as your base death benefit changes. Your death benefit depends on which death benefit option is in effect:

Option 1: If option 1 is in effect, the total death benefit is the greater of:

   a. the target death benefit; or
   b. the account value *multiplied* by the appropriate factor from the death benefit corridor factors in the policy.

Option 2: If option 2 is in effect, the total death benefit is the greater of:

   a. the target death benefit *plus* the account value; or
   b. the account value *multiplied* by the appropriate factor from the death benefit corridor factors in the policy.

Option 3: If option 3 is in effect, the total death benefit is the greater of:

   a. the target death benefit *plus* the sum of the premiums we have received *minus* partial withdrawals you have taken; or
   b. the account value *multiplied* by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option 1, assume your base death benefit changes as a result of a change in your account value. The adjustable term insurance rider adjusts to provide death benefits equal to your target death benefit in each year:

Base Death Benefit	Target Death Benefit	Adjustable Term Insurance Rider Amount
$201,500	$250,000	$48,500
202,500	250,000	47,500
202,250	250,000	47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance would be zero.

Even when the adjustable term insurance is reduced to

zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below your target death benefit, the adjustable term insurance rider coverage reappears to maintain your target death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. ***See Changes in Death Benefit Amounts, page 27***.

We may deny future, scheduled increases to your target death benefit if you cancel a scheduled change or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option 1 to option 2, and base decreases may reduce your target death benefit. ***See Partial Withdrawals, page 36 and Changes in Death Benefit Options, page 26***.

There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a separate monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage *multiplied* by the adjustable term death benefit in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They are based on the issue age, gender and premium class of the insured person, as well as the length of time since your policy date.

The only charge for this rider is the cost of insurance charge. The total charges that you pay may be less if you have greater coverage under an adjustable term insurance rider rather than as base death benefit.

If the target death benefit is increased by you after the adjustable term insurance rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original premium class even though satisfactory new evidence of insurability is required for the increased schedule. The monthly guaranteed maximum cost of insurance rates for this rider will be stated in the policy. ***See Cost of Insurance Charge, page 46***.

Not all policy features apply to the adjustable term insurance rider. The rider does not contribute to the policy account value nor to surrender value. It does not affect investment performance and cannot be used for a policy loan. The adjustable term insurance rider provides benefits only at the insured person's death.

Waiver of Cost of Insurance Rider

If the insured person becomes totally disabled while your policy is in force, this rider provides that we waive the monthly expense, cost of insurance and rider charges during the disability period. The insured person must be no less than age 10 and no more than age 55. This rider is available only for fully underwritten policies. If you add this rider to your policy, you may not add the waiver of specified premium rider. The rider charges are included as part of your monthly cost of insurance charge. ***See Cost of Insurance Charge, page 46***.

Waiver of Specified Premium Rider

If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period, we credit a specified premium amount monthly to your policy during the disability period. Subject to our underwriting, you specify this amount on the application for the policy. The insured person must be no less than age 10 and no more than age 55. The minimum coverage under this rider is $25 monthly.

A policy may contain either the Waiver of Cost of Insurance Rider or the Waiver of Specified Premium Rider, but not both.

Special Features

Designated Deduction Investment Option

You may designate an investment option from which we will deduct your monthly charges. You may make this designation at any time. You may not use the loan division as your designated deduction option.

You may elect not to choose a designated deduction investment option or the amount in your designated deduction investment option may not be enough to cover the monthly deductions. If so, these charges are taken from the variable and guaranteed interest divisions in the same proportion that your account value in each has to your total net account value on the monthly processing date.

Right to Exchange Policy

During the first 24 months after your policy date, you have the right to exchange your policy for a guaranteed policy, unless law requires differently. We transfer the amount you have in the variable division to the guaranteed interest division. We allocate all of your future net premiums only to the guaranteed interest division. We do not allow future payments or transfers to the variable investment options after you exercise this right.

We will not charge you for this exchange. ***See Guaranteed Interest Division, page 18***.

Policy Maturity

You may surrender your policy at any time. At the policy anniversary nearest the insured person's 100th birthday if you do not choose to let the continuation of coverage feature become effective, the policy matures. You may then surrender the policy for the net account value and end coverage. Part of this payment may be taxable. You should consult your tax adviser.

Continuation of Coverage

The continuation of coverage feature allows your insurance coverage to continue in force beyond policy maturity. If on the policy anniversary nearest the insured person's 100th birthday you choose to allow the continuation of coverage feature to become effective, we:
- convert target death benefit to stated death benefit;
- convert death benefit option 2 and option 3 to death benefit option 1, if applicable;
- terminate all riders;
- transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division; and
- terminate dollar cost averaging and automatic rebalancing.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However:
- we accept no further premium payments;
- we deduct no further charges;
- your monthly deductions cease; and
- you may not make transfers into the variable division. ***See Continuation of Coverage, page 31***.

During the continuation of coverage period, you may take policy loans or partial withdrawals from your policy.

If you have an outstanding policy loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the loan balance *plus* accrued interest may become greater than your account value and cause your policy to lapse. To avoid this lapse, you may make loan and loan interest payments during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the net account value. There is no surrender charge during the continuation of coverage period. All normal consequences of surrender apply. ***See Surrender, page 39 and Surrender Charge, page 48***.

The continuation of coverage feature may not be available in all states. If a state has approved this feature, it is an automatic feature and you do not need to take any action to activate it. In certain states that have approved the continuation of coverage feature, if you accept the continuation of coverage feature, the death benefit during the continuation of coverage period is the account value. Contact your agent/registered representative or our customer service center to find out whether this feature is available in your state and, if so, which type of continuation of coverage applies in your state.

The tax consequences of coverage continuing beyond the insured person's 100th birthday are uncertain. You should consult a tax adviser as to those consequences.

Policy Values

Account Value

Your account value is the total amount you have in the guaranteed interest division, the variable division and the loan division. Your account value reflects:
- net premiums applied;
- charges deducted;
- partial withdrawals taken;
- investment performance of the variable investment options;
- interest earned on the guaranteed interest division; and
- interest earned on the loan division.

Net Account Value

Your policy's net account value is your account value *minus* the amount of your outstanding policy loan and accrued loan interest, if any.

Cash Surrender Value

Your cash surrender value is your account value *minus* any surrender charge due.

Net Cash Surrender Value

Your net cash surrender value is your cash surrender value *minus* the amount of your outstanding policy loan and accrued loan interest, if any.

Determining Values in the Variable Division

The amounts in the variable division are measured by accumulation units and accumulation unit values. The value of each variable investment option is the accumulation unit value for that option *multiplied* by the number of accumulation units you own in that option. Each variable investment option has a different accumulation unit value.

The accumulation unit value is the value of one accumulation unit determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of the underlying portfolio. It reflects:
- investment income;
- realized and unrealized gains and losses; and
- investment portfolio expenses.

See How We Calculate Accumulation Unit Values, page 32.

You purchase accumulation units when you allocate premium or make transfers to a variable investment option, including transfers from the loan division.

We redeem accumulation units:
- when amounts are transferred from a variable investment option (including transfers to the loan division);
- for your policy's monthly deductions from your account value;
- for policy transaction charges;
- for surrender charges;
- when you take a partial withdrawal;
- when you surrender your policy; and
- to pay the death proceeds.

We calculate the number of accumulation units purchased or sold by:

1. dividing the dollar amount of your transaction by:

2. the accumulation unit value for that variable investment option calculated at the close of business on the valuation date of the transaction.

A valuation date is one on which the net asset value of the investment portfolio shares and unit values of the variable investment options are determined. A valuation date is each day the New York Stock Exchange and the company's customer service center are open for business, except for days on which an investment portfolio does not value its shares or any other day as required by law. Each valuation date ends at 4:00 p.m. Eastern time.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We take monthly deductions from your account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable investment options goes up or down depending on investment performance of the underlying investment portfolio.

For amounts in the variable investment options, there is no guaranteed minimum value.

How We Calculate Accumulation Unit Values

We determine accumulation unit values on each valuation date.

We generally set the accumulation unit value for a variable investment option at $10 when the investment option is first opened. After that first date, the accumulation unit value on any valuation date is:

1. the accumulation unit value for the preceding valuation date *multiplied* by

2. the variable investment option's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each variable investment option every valuation date as follows:

1. We take the share value of the underlying portfolio shares as reported to us by the investment portfolio managers as of the close of business on that valuation date.

2. We add dividends or capital gain distributions declared per share and reinvested by the investment portfolio on the date that the share value is affected. If applicable, we subtract a charge for taxes.

3. We divide the resulting amount by the value of the shares in the underlying investment portfolio at the close of business on the previous valuation date.

Transfers of Account Value

You may make an unlimited number of free transfers among the variable investment options or the guaranteed interest division in each policy year. If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends. You may not make transfers during the continuation of coverage period. ***See Continuation of Coverage, page 31.***

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. Your transfer takes effect on the valuation date we receive your request. The minimum amount you may transfer is $100. This minimum does not need to come from one investment option or be transferred to one investment option as long as the total amount you transfer is at least $100. However, if the amount remaining in an investment option is less than $100 and you make a transfer request from that investment option, we transfer the entire amount.

Excessive Trading

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses through:
- increased trading and transaction costs;

- forced and unplanned portfolio turnover;
- lost opportunity costs; and
- large asset swings that decrease the investment portfolio's ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers made by third-party agents acting on behalf of owners such as market timing services. We will refuse or place restrictions on transfers when we determine, in our sole discretion, that transfers are harmful to the investment portfolios or to policyowners as a whole.

Guaranteed Interest Division Transfers

Transfers into the guaranteed interest division are not restricted.

You may transfer amounts from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days before your policy anniversary will be processed on your policy anniversary. A request received by us within 30 days after your policy anniversary is effective on the valuation date we receive it. Transfer requests made at any other time will not be processed.

Transfers from the guaranteed interest division in each policy year are limited to the largest of:
- 25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year;
- the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year; or
- $100.

Dollar Cost Averaging

If your policy has at least $10,000 invested in either qualifying source investment portfolio, you may elect dollar cost averaging. The qualifying source investment portfolios are The GCG Trust Liquid Asset Portfolio or the Neuberger Berman AMT Limited Maturity Bond Portfolio. The main goal of dollar cost averaging is to protect your policy values from short-term price changes. There is no charge for this feature.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

This systematic plan of transferring account values is intended to reduce the risk of investing too much when the price of an investment portfolio's shares is high. It is intended to reduce the risk of investing too little when the price of an investment portfolio's shares is low. Since you transfer the same dollar amount to other investment options each period, you purchase more units in an investment option when the unit value is low and you purchase fewer units if the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires refund of all premiums we receive during the free look period, dollar cost averaging cannot begin until your free look period has ended.

With dollar cost averaging, you designate either a dollar amount or a percentage of your account value for automatic transfer from a qualifying source investment portfolio. Each period we automatically transfer the amount you select from your chosen source investment portfolio to one or more other variable investment options. You may not use the guaranteed interest division or the loan division in dollar cost averaging.

The minimum percentage you may transfer to any one investment option is 1% of the total amount you transfer. You must transfer at least $100 on each dollar cost averaging transfer date.

Dollar cost averaging may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly on the monthly processing date.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, the dollar cost averaging source investment portfolio cannot be included in your automatic rebalancing program.

Changing Dollar Cost Averaging

You may change your dollar cost averaging program one time per policy year. If you have telephone privileges, you may change the program by telephoning our customer service center. ***See Telephone Privileges, page 42***.

Terminating Dollar Cost Averaging

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least one day before the next dollar cost averaging date.

Dollar cost averaging will terminate on the date:

1. you specify a termination date; or

2. your balance in the source investment portfolio reaches a dollar amount you set; or

3. the amount in the source investment portfolio is equal to or less than the amount to be transferred on a dollar cost averaging date. We will transfer the remaining amount and dollar cost averaging ends.

Automatic Rebalancing

Automatic rebalancing is a method of maintaining a consistent approach to investing account values over time and simplifying the process of asset allocation among your chosen investment options. There is no charge for this feature.

If you choose this feature, on each rebalancing date we transfer amounts among the investment options to match your pre-set automatic rebalancing allocation. After the transfer, the ratio of your account value in each investment option to your total account value for all investment options included in automatic rebalancing matches the automatic rebalancing allocation percentage you set for that investment option. This action rebalances the amounts in the investment options that do not match your set allocation. This mismatch can happen if an investment option outperforms the other investment options for that time period.

You may choose the automatic rebalancing feature on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premiums during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter we receive your request.

When you choose automatic rebalancing allocations, you may choose up to eighteen total investment options. ***See Maximum Number of Investment Options, page 19***.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source investment portfolio for your dollar cost averaging cannot be included in your automatic rebalancing program. You may not include the loan division in your automatic rebalancing program.

Changing Automatic Rebalancing

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. ***See Transfers of Account Value, page 33.***

If you have automatic rebalancing and the guaranteed minimum death benefit and you ask for an allocation which does not meet the guaranteed minimum death benefit diversification requirements, we will notify you that the allocation needs to be changed and ask you for revised instructions. ***See Guaranteed Minimum Death Benefit, page 28.***

Terminating Automatic Rebalancing

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least one day before the next automatic rebalancing date.

If you have the guaranteed minimum death benefit and you terminate the automatic rebalancing feature, you still must meet the diversification requirements of your net account value for the guarantee period to continue. ***See Guaranteed Minimum Death Benefit, page 28***.

Policy Loans

The loan division is part of our general account specifically designed to hold money used as collateral for loans and loan interest.

You may borrow from your policy at any time after the first monthly processing date, by using your policy as security for a loan, or as otherwise required by law. The amount you borrow is called a policy loan. Your policy loan is:

1. the total amount you borrow from your policy; *plus*

2. policy loan interest that is capitalized when due; *minus*

3. policy loan or interest repayments you make.

Unless law requires differently, a new policy loan must be at least $100. The maximum amount you may borrow on any valuation date, unless required differently by law, is your net cash surrender value *minus* the monthly deductions to your next policy anniversary or 13 monthly deductions if you take a loan within thirty days before your next policy anniversary.

Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan of less than $25,000 by telephoning our customer service center. ***See Telephone Privileges, page 42***.

When you request a loan you may specify one investment option from which the loan will be taken. If you do not specify one, the loan will be taken proportionately from each active investment option you have, including the guaranteed interest division.

Loan interest charges on your policy loan accrue daily at an annual interest rate of 3.75% in policy years 1-10, and 3.15% thereafter. Interest is due in arrears on each policy anniversary. If you do not pay your interest when it is due, we add it to your policy loan balance.

When you take a policy loan, we transfer an amount equal to your policy loan to the loan division. We follow this same process for loan interest due at your policy anniversary. We credit the loan division with interest at an annual rate of 3%.

If you request an additional loan, we add the new loan amount to your existing policy loan. This way, there is only one loan outstanding on your policy at any time.

Loan Repayment

You may repay your policy loan at any time while

your policy is in force. We assume that payments you make, other than scheduled premiums, are policy loan repayments. You must tell us if you want payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the loan division to the variable investment options and the guaranteed interest division in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan on Your Policy

Taking a loan decreases the amount you have in the investment options. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. The benefits under your policy may be affected.

The loan is a first lien on your policy. If you do not repay your policy loan, we deduct your outstanding policy loan and accrued loan interest from the death proceeds payable or the cash surrender value payable on surrender.

Failure to repay your loan may affect the guaranteed minimum death benefit feature and the length of time your policy remains in force. If you do not make loan payments your policy could lapse. **Policy loans may cause your policy to lapse if your net cash surrender value *minus* policy loan amounts and accrued loan interest is not enough to pay your deductions each month. *See Lapse, page 37*.**

Policy loans may have tax consequences. If your policy lapses with a loan outstanding, you may have further tax consequences ***See Distributions Other than Death Benefits from Modified Endowment Contracts, page 51, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 52***.

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue.

Partial Withdrawals

You may request a partial withdrawal to be processed on any valuation date after your first policy

anniversary by contacting our customer service center. You make a partial withdrawal when you withdraw part of your net cash surrender value. If your request is by telephone, it must be for less than $25,000 and may not cause a decrease in your death benefit. Otherwise, your request must be in writing. ***See Telephone Privileges, page 42***.

You may take up to twelve partial withdrawals per policy year. The minimum partial withdrawal you may take is $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net cash surrender value. If you request a withdrawal of more than this maximum, we require you to surrender your policy or reduce the withdrawal.

When you take a partial withdrawal, we deduct your withdrawal amount *plus* a service fee from your account value. If applicable, we deduct a surrender charge from your account value if your partial withdrawal causes a reduction in your stated death benefit. ***See Charges, Deductions and Refunds, page 45***.

Unless you tell us otherwise, we will make a partial withdrawal from the guaranteed interest division and the variable investment options in the same proportion that each has to your net account value immediately before your withdrawal. You may select one investment option from which your partial withdrawal will be taken. If you select the guaranteed interest division, however, the amount withdrawn from it may not be for more than your total withdrawal *multiplied* by the ratio of your account value in the guaranteed interest division to your total net account value immediately before the partial withdrawal transaction.

Partial withdrawals may have adverse tax consequences. ***See Distributions Other than Death Benefits from Modified Endowment Contracts, page 52 and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 52.***

Partial Withdrawals under Death Benefit Option 1

If you selected death benefit option 1, it is your first partial withdrawal of the policy year, no more than fifteen years have passed since your policy date, and the insured person is not yet age 81, you may make a partial withdrawal of up to the greater of 10% of your account value, or 5% of your stated death benefit without decreasing your stated death benefit.

Otherwise, amounts you withdraw will reduce your

stated death benefit by the amount of the withdrawal unless your policy death benefit has been increased due to the federal income tax definition of life insurance. If your policy death benefit has been increased due to the federal income tax definition of life insurance at the time of the partial withdrawal, then at least part of your partial withdrawal may be made without reducing your stated death benefit.

Partial Withdrawals under Death Benefit Option 2

If you have selected death benefit option 2, a partial withdrawal does not reduce your stated or target death benefit. However because your account value is reduced, we reduce the total death benefit by at least the partial withdrawal amount.

Partial Withdrawals under Death Benefit Option 3

If you have selected death benefit option 3, a partial withdrawal may affect your stated death benefit. If the partial withdrawal is less than the sum of premiums paid less prior partial withdrawals, the stated death benefit will not change, but the total death benefit will be reduced by the amount of the withdrawal if the policy is not in the corridor, and reduced even more if the policy is in the corridor. If the partial withdrawal amount exceeds the sum of premiums paid less prior partial withdrawals, then the stated death benefit may be reduced.

A reduction in the stated death benefit as a result of partial withdrawal will be pro-rated among the existing coverage segments, except for policies issued in Texas. The target premiums will be adjusted for the reduced stated death benefit.

Stated Death Benefit and Target Death Benefit Reductions

Regardless of your chosen death benefit option, partial withdrawals do not reduce your stated death benefit if:
- your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws; and
- you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. *See Tax Status of the Policy, page 50*.

We require a minimum target death benefit to issue your policy. You may not take a partial withdrawal if it reduces your target death benefit below this minimum. *See Policy Issuance, page 20*.

We will send a new policy schedule page for your policy showing the effect of your withdrawal if there is any change to your stated death benefit or your target death benefit.

In order to make this change, we may ask that you return the policy to our customer service center. Your withdrawal and any reductions in the death benefits are effective as of the valuation date on which we receive your request. *See Distributions Other than Death Benefits from Modified Endowment Contracts, page 52, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 52*.

Lapse

Your insurance coverage continues as long as your net account value is enough to pay your deductions each month. Lapse does not apply if the guaranteed minimum death benefit is in effect and you have met all requirements. *See Guaranteed Minimum Death Benefit, page 28*.

If the continuation of coverage feature is active, your policy could still lapse if there is an outstanding policy loan even though there are no further monthly deductions.

Grace Period

Your policy enters a 61-day lapse grace period if, on a monthly processing date:

1. your net account value is zero (or less); and

2. you do not have the guaranteed minimum death benefit or it has expired or terminated.

We notify you that your policy is in a grace period at least 30 days before it ends. We send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We notify you of the premium payment necessary to prevent your policy from lapsing. This amount is generally the past due charges, *plus* your estimated monthly policy and rider deductions for the next two months. If the death of the insured person occurs during the grace period we do pay death proceeds to your beneficiary(ies), but with reductions for your policy loan balance, accrued loan interest and monthly deductions owed. No lapse notice will be sent to you if the guaranteed minimum death benefit is going to lapse.

If we receive payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments, then we deduct the overdue amounts from your account balance.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining account balance from the variable and guaranteed interest divisions.

We deduct amounts you owe us including surrender charges and inform you that your policy coverage has ended.

If You Have the Guaranteed Minimum Death Benefit in Effect

If the guaranteed minimum death benefit is in effect, your policy's stated death benefit will not lapse during the guarantee period. This is true even if your net account value is not enough to cover all of the deductions from your account value on any monthly processing date. ***See Guaranteed Minimum Death Benefit, page 28***.

Lapse Summary

Guaranteed Minimum Death Benefit	
If you meet the requirements	**If you do _not_ meet the requirements or it is no longer in effect**
Your policy does not lapse if you do not have enough net account value to pay the monthly charges. However, if you have any riders, they lapse after the grace period and only your base coverage remains in force. Charges for your base coverage are then deducted each month to the extent that there is sufficient net account value to pay these charges. If there is not sufficient net account value to pay a charge, it is permanently waived.	Your policy enters the grace period if your net account value is not enough to pay the monthly charges, or if your loan *plus* accrued loan interest is more than your cash surrender value. If you do not pay enough premium to cover the past due monthly charges and interest due *plus* the monthly charges and interest due through the end of the grace period, your policy lapses.

Reinstatement

If you do not pay enough premium before the end of the grace period, your policy lapses. You may still reinstate your policy and its riders (other than the guaranteed minimum death benefit) within five years of the end of the grace period if you still own the policy and the insured person meets our underwriting requirements.

Unless law requires differently, we will reinstate your policy and riders if:

1. you have not surrendered your policy;

2. you provide satisfactory evidence to us that

the insured person (and any people insured under your riders) is alive and still insurable according to our normal rules of underwriting; and

3. we receive enough premium from you to keep your policy and its riders in force from the beginning to the end of the grace period and for two months after the reinstatement date.

Reinstatement is effective on the monthly processing date following our approval of your reinstatement application. When we reinstate your policy, we also reinstate the surrender charges for the amount and time remaining when your policy lapsed. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges at the time of reinstatement are adjusted to reflect the time since the lapse.

We apply net premiums received after reinstatement according to your most recent instructions which may be the premium allocation instructions in effect at the start of the grace period.

Surrender

You may surrender your policy for its net cash surrender value any time before the death of the insured person. You may take your net cash surrender value in other than one payment. We compute your net cash surrender value as of the valuation date we receive your written surrender request and policy at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy. ***See Policy Values, page 31 and Settlement Provisions, page 43***.

If you surrender your policy during the first nine policy or segment years we deduct a surrender charge from your net account value. If you surrender your policy during the early years, you may have little or no net cash surrender value. ***See Surrender Charge, page 48***.

We do not pro-rate or add back charges or expenses which we deducted before your surrender to your account value.

A surrender of your policy may have adverse tax consequences. ***See Distributions Other than Death Benefits from Modified Endowment Contracts, page 52, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 52***.

General Policy Provisions

Free Look Period

You have the right to examine your policy. The right to examine your policy, often called the free look period, starts on the date you receive your policy and is a length of time specified by law. If for any reason you do not want it, you may return your policy to us, your agent/registered representative within the period shown on the policy's face page. If you return your

policy to us within that time period, we will consider it canceled as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined under law. Generally, there are two types of free look refunds:

- some states require a return of all premiums we receive;
- other states require payment of account value plus a refund of all charges deducted.

Your policy will specify what type of free look refund applies in your state. The type of free look refund in your state will affect when the net premium we receive before the end of the free look period is invested into the variable investment options. ***See Investment Date and Allocation of Net Premiums, page 21***.

Your Policy

The entire contract between you and us is the combination of:
- your policy;
- a copy of your original application and any applications for benefit increases or decreases;
- all of your riders;
- endorsements;
- policy schedule pages; and
- reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or an officer of our company and our secretary or assistant secretary must sign all changes or amendments we make to your policy. No other person may change the terms or conditions of your policy.

Guaranteed Issue

We may offer policies on a guaranteed issue basis for certain group or sponsored arrangements. When this happens, we issue these policies up to a preset face amount with reduced evidence of insurability requirements. Guaranteed issue policies may carry a different mortality risk to us compared with policies that are fully underwritten. So, we may charge different cost of insurance rates for guaranteed issue policies. The cost of insurance rates under these circumstances may depend on the:

- issue age of the insured people;
- risk class of the insured people;
- size of the group; and
- total premium the group pays.

Generally, most guaranteed issued policies have higher overall charges for insurance than a similar underwritten policy issued in the standard nonsmoker or standard smoker class. This means that the insured person in a group or sponsored arrangement could get individually underwritten insurance coverage at a lower overall cost.

Age

The age stated in your policy schedule is the age of the insured person we use to issue your policy. The insured person should be no more than 85 years of age at policy issue. (For groups, the maximum issue age is 70.) Age is measured as the age of the insured person on the birthday nearest the policy anniversary.

Generally, we use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

The policy anniversary nearest the insured person's 100th birthday is the date used for policy maturity and continuation of coverage.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the insured person's lifetime while the policy is still in force. This includes the right to change the owner, beneficiary(ies) or the method designated to pay death proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiary(ies).

You may name a new owner by giving us written

notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiary(ies)

You, as owner, name the beneficiary(ies) when you apply for your policy. The primary beneficiary(ies) who survives the insured person receives the death proceeds. Other surviving beneficiary(ies) receive death proceeds only if there is no surviving primary beneficiary(ies). If more than one beneficiary(ies) survives the insured person, they share the death proceeds equally, unless you have told us otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death proceeds to you or to your estate, as owner.

Once you tell us who the beneficiary(ies) is/are, we keep this information on file. You may name a new beneficiary(ies) any time before death of the insured person. We pay the death proceeds to the beneficiary(ies) whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries.

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiary's(ies') rights (unless the beneficiary(ies) was (were) made an irrevocable beneficiary(ies) under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid.

Incontestability

If your policy has been in force and the insured person is alive for two years from your policy date, we will not question the validity of the statements in your application. If your policy has been in force and the insured person is alive for two years from the effective date of a new segment or from the effective date of an increase in any other benefit, with respect to the insured person (such as an increase in stated death benefit) we will not contest the statements in your application for the new segment or other increase.

If this policy has been in force and the insured person

is alive for two years from the effective date of reinstatement, we will not contest the statements in your application for reinstatement.

Misstatements of Age or Gender

If the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the death of the insured person, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while that insured person is sane or insane), within two years of your policy date, unless otherwise required by law, we limit death proceeds payable in one sum to:

1. the total of all premiums we receive to the time of death; *minus*

2. outstanding policy loan amounts and accrued loan interest; *minus*

3. partial withdrawals you have taken.

We make a limited payment to the beneficiary(ies) for a new segment or other increase if the death of the insured person is due to suicide (while the insured person is sane or insane), within two years of the effective date of a new segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment we make is equal to the cost of insurance and monthly expense charges which were deducted for such increase.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- death proceeds;
- net cash surrender value upon surrender;
- partial withdrawals; and
- loan proceeds.

We may delay processing these transactions if:
- the NYSE is closed for trading;

- trading on the NYSE is restricted by the SEC;
- there is an emergency so that it is not reasonably possible to sell securities in the variable investment options or to determine the value of an investment option's assets; or
- a governmental body with jurisdiction over the separate account allows suspension by its order.

SEC rules and regulations determine whether or not these conditions exist.

We execute transfers among the variable investment options as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of the death of the insured person. The death proceeds are not affected by changes in the value of the variable investment options after that date.

We may delay payment from our guaranteed interest division for up to six months, unless state law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes and at the time of surrender.

If the insured person dies while your policy is in force, please let us or your agent/registered representative know as soon as possible. We will immediately send you instructions on how to make a claim at the insured person's death. As proof of the insured person's death, we may require you to provide proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiary(ies) and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information about the deceased insured person. This information may include medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative, if applicable, to call our customer service center to:

- make transfers;
- change premium allocations;
- change features in your dollar cost averaging and automatic rebalancing programs;
- request partial withdrawals; or
- request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

1. requiring some form of personal identification;

2. providing written confirmation of any transactions; and

3. tape recording telephone calls.

By accepting automatic telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses due to unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

Non-participation

Your policy does not participate in the surplus earnings of Security Life.

Distribution of the Policies

The principal underwriter (distributor) for our policies is ING America Equities, Inc., a wholly owned subsidiary of Security Life. It is registered as a broker-dealer with the SEC and the NASD. We pay ING America Equities, Inc. for acting as the principal underwriter under a distribution agreement.

We sell our policies through licensed insurance

agents who are registered representatives of other broker-dealers including, but not limited to:

1. VESTAX Securities Corporation, an indirect affiliate of Security Life of Denver Insurance Company;

2. Locust Street Securities, Inc., an indirect affiliate of Security Life of Denver Insurance Company;

3. Multi-Financial Securities, Corp., an indirect affiliate of Security Life of Denver Insurance Company; and

4. IFG Network Securities, Inc., an indirect affiliate of Security Life of Denver Insurance Company.

5. Financial Network Investment Corporation, an indirect affiliate of Security Life of Denver Insurance Company.

All broker-dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker-dealers, who pay commissions to their agents/registered representatives who sell this policy.

The policy offers a choice of two structures for the distribution allowance, but the structure choice does not affect fees or charges on your policy.

Under one structure, the distribution allowance is 65% of the first target premium we receive, 13% of target premium we receive in policy years 2 - 5, 3% in policy years 6 - 10, and 2% in policy years 11 and thereafter. For premium payment amounts we receive in excess of your target premium, the distribution allowance is 3% in policy years 1 - 10 and 2% in years 11 and thereafter.

Under the other structure, the distribution allowance is 95% of the first target premium we receive, 3% of premium received in policy years 2 - 10, and 2% of premium received in policy years 11 and thereafter.

Broker-dealers receive annual renewal payments (trails) of 0.15% of the average net account value in policy years 2-20, payable monthly at a rate of 0.0125%, and 0.10% in policy years 21 and thereafter, payable monthly at a rate of 0.00833%.

In addition to the distribution allowances, we may pay wholesaler fees or marketing and training allowances. We pay all allowances from our resources which include sales charges deducted from premiums and surrender charges.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- articles on variable life insurance and other information published in business or financial publications; and
- indices or rankings of investment securities;
- comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment options. However, past performance is not indicative of future performance of the investment options or the policies and is not reflective of the actual investment experience of policyowners.

We may feature certain investment options and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends, and, investment performance or other information we believe may be of interest to our customers.

Settlement Provisions

You may elect to have the beneficiary(ies) receive the death proceeds other than in one payment. If you make this election, you must do so before the death of the insured person. If you have not made this election, the beneficiary(ies) may do so within 60 days after we receive proof of the death of the insured person.

You may take your net cash surrender value in other than one payment.

The investment performance of the variable investment options does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be $2,000 or more.

Option I: *Payouts for a Designated Period*

Option II: *Life Income with Payouts Guaranteed for a Designated Period*

Option III: *Hold at Interest*

Option IV: *Payouts of a Designated Amount*

Option V: *Other Options We Offer at the Time We Pay the Benefit*

Administrative Information About the Policy

Voting Privileges

We invest the variable investment options' assets in shares of investment portfolios. We are the legal owner of the shares held in the separate account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy.

We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each investment portfolio share has the right to one vote. The votes of all investment portfolio shares are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.

Examples of issues that require a portfolio-by-portfolio vote are:

1. changes in the fundamental investment policy of a particular investment portfolio; or

2. approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies and any investment portfolio shares for which the owner does not give us instructions, the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the investment portfolios corresponding to variable investment options in which you have invested assets as of the record date set by the investment portfolio's board for the portfolio's shareholders meeting. We determine the number of investment portfolio shares in each variable investment option that we attribute to your policy by dividing your account value allocated to that variable investment option by the net asset value of one share of the matching investment portfolio.

Material Conflicts

We are required to track events to identify any material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the investment portfolios, Security Life and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:
- state insurance law or federal income tax law changes;
- investment management of an investment portfolio changes; or
- voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general or between certain classes of owners; and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require it,

we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in our next semi-annual report to owners.

Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable investment options, but not credited to policies in the same proportion as votes cast by owners.

Right to Change Operations

Subject to limitations imposed by state and federal law, we may from time to time make any of the following changes to our separate account:

1. Change the investment objective.

2. Offer additional variable investment options which will invest in portfolios we find appropriate for policies we issue.

3. Eliminate variable investment options.

4. Combine two or more variable investment options.

5. A substitution may become necessary if, in our judgment:
   - a portfolio no longer suits the purposes of your policy;
   - there is a change in laws or regulations;
   - there is a change in a portfolio's investment objectives or restrictions;
   - the portfolio is no longer available for investment; or
   - another reason we deem a substitution is appropriate.

6. Transfer assets related to your policy class to another separate account.

7. Withdraw the separate account from registration under the 1940 Act.

8. Operate the separate account as a management investment company under the 1940 Act.

9. Cause one or more variable investment

options to invest in a mutual fund other than, or in addition to, the investment portfolios.

10. Stop selling these policies.

11. End any employer or plan trustee agreement with us under the agreement's terms.

12. Limit or eliminate any voting rights for the separate account.

13. Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected investment option to another variable investment option or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

Reports to Owners

At the end of each policy year we send a report to you that shows:
- your total net policy death benefit (your stated death benefit *plus* adjustable term insurance rider death benefit, if any);
- your account value;
- your policy loan, if any, *plus* accrued interest;
- your net cash surrender value;
- information about the variable investment options; and
- your account transactions during the policy year showing net premiums, transfers, deductions, loan amounts and withdrawals.

We also send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio to you.

We send confirmation notices to you throughout the year for certain policy transactions.

CHARGES AND DEDUCTIONS

The amount of a charge may not correspond to the cost incurred by us to provide the service or benefit. For example, the sales charge may not cover all of our sales and distribution expenses. Some proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used to cover such expenses.

Deductions from Premiums

We treat payments we receive as premium payments if you do not have an outstanding loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your payment, we add the remaining net premium to your policy.

Sales Charge

We deduct a percentage from each premium payment to compensate us for the costs we incur in selling the policies. The sales charge helps cover the costs of distribution, preparing our sales literature, promotional expenses and other direct and indirect expenses.

We base the percentage on the duration of the policy or segment, and the target premium of the policy or segment. When an increase in stated death benefit occurs, the new coverage segment created is charged the sales charge for the duration since the date of this increase. Premiums are allocated in the same proportion that the target premium of each segment bears to the sum of the target premiums of all segments.

Policy or Segment Year	Sales Charge up to Target Premium
1-5	6%
6+	3.5%

We may reduce or waive the sales charge for certain group or sponsored arrangements, or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 49***.

Tax Charges

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0.5% to 5% with some states not imposing these types of taxes. We deduct 2.5% of each premium payment to cover these taxes. This rate approximates the average tax rate we expect to pay in all states.

We also deduct 1.5% of each premium payment to cover our estimated costs for the federal income tax treatment of deferred acquisition costs. This cost is determined solely by the amount of life insurance premiums we receive.

We reserve the right to increase or decrease your premium expense charge for taxes as a result of changes in the tax law, within limits set by law. We also reserve the right to increase or decrease your premium expense charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.

Monthly Deductions from Account Value

We deduct charges from your account value on each monthly processing date until the maturity date or when the continuation of coverage period ends.

Policy Charge

The policy charge is $15 per month for the first three years of your policy. During policy years four and thereafter, the charge is $7.50 per month.

This charge compensates us for such costs as:
- application processing;
- medical examinations;
- establishment of policy records; and
- insurance underwriting costs.

Mortality and Expense Risk Charge

Each month, we deduct from your account value a charge equal to the percent of the amount in the divisions of the variable account. We calculate this charge using an amount determined before deducting the per policy and per unit charge amounts. Currently, these rates are:

Policy Years	Annual Rate	Monthly Rate
1-10	0.90%	0.075%
11-20	0.45%	0.0375%
21+	0.0%	0.00%

The mortality risk is that insured people, as a group, may live less time than we estimated. The expense

risk is that the costs of issuing and administering the policies and in operating the variable division are greater than the amount we estimated.

The mortality and expense risk charge does not apply to your account value in the guaranteed interest division or the loan division.

Administrative Charge

Each month, we deduct from your account value a charge for each $1,000 of death benefit. The charge applies to the first $5 million of death benefit. The rate per $1,000 of death benefit is based upon the original issue age of the insured and the policy duration.

The maximum administrative charge is $0.07 per $1,000 of death benefit per month in policy years 1-10, and $0.01 per $1,000 of death benefit per month in policy years 11and thereafter.

This charge is designed to compensate us in part for ongoing costs such as:
- premium billing and collections;
- claim processing;
- policy transactions;
- record keeping;
- reporting and communications with policy owners; and
- other expenses and overhead.

Cost of Insurance Charge

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage under the policy, including the expected cost of paying death proceeds that may be more than your account value at the insured person's death.

The cost of insurance charge is equal to our current monthly cost of insurance rate *multiplied* by the net amount at risk for each portion of your death benefit. We calculate the net amount at risk monthly, at the beginning of each policy month. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine your account value after we deduct your policy and rider charges due on that date other than cost of insurance charges for the base death benefit, adjustable term insurance, additional insured and waiver of cost of insurance riders.

If your base death benefit at the beginning of a month

increases (due to requirements of the federal income tax law definition of life insurance), the net amount at risk for your base death benefit for that month also increases. Similarly, the net amount at risk for your adjustable term insurance rider decreases. This means that your cost of insurance charge varies from month to month with changes in your net at risk, changes in the death benefit and with the increasing age of the insured person. We allocate the net amount at risk to segments in the same proportion that each segment has to the total stated death benefit for all coverage segments as of the monthly processing date.

We base your current cost of insurance rates on the insured person's age, gender and premium class on the policy and each segment date.

We apply unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

Separate cost of insurance rates apply to:
- each segment of the base death benefit;
- your adjustable term insurance rider;
- your additional insured rider; and
- your waiver of cost of insurance rider.

We may make changes in the cost of insurance or rider charges for a class of insured persons. We base the new charge on changes in expectations about:
- investment earnings;
- mortality;
- the time policies remain in effect;
- expenses; and
- taxes.

These rates are never more than the guaranteed maximum rates shown in your policy. Generally, the guaranteed maximum rates are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table. If the adjustable term rider is in effect, however, the guaranteed maximum rates for

the term rider benefits are 125% of the levels set forth in the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table.

The maximum rates for the initial and each new segment will be printed in your policy schedule pages.

There are no cost of insurance charges during the continuation of coverage period.

Rider Charges

On each monthly processing date, we deduct the cost of your riders, including the guaranteed minimum death benefit rider, if you elect that rider at policy issue. Rider charges do not include the adjustable term insurance, additional insured and waiver of cost of insurance riders. ***See Riders, page 29***.

Policy Transaction Fees

We charge fees for certain transactions under your policy.

We deduct these fees from the variable and guaranteed interest divisions pro rata to the account value in each.

Illustration Fee

You may receive one free illustration each policy year. If you request more than that, we assess a fee of $25 per illustration.

Partial Withdrawals

We deduct the lesser of a $25 service fee or 2% of the requested partial withdrawal from your account value for each partial withdrawal you take to cover our costs. We may also deduct a surrender charge from your account value. ***See Partial Withdrawals, page 36***.

Divisions From Which We Deduct
Charges, Loans and Partial Withdrawals

	Monthly Charges: Cost of Insurance Charges, Rider Charges, Mortality and Expense Risk Charge, Administrative Fees	Transaction Fees	Loans and Partial Withdrawals
Choice	May choose a designated deduction investment option, including guaranteed interest division	Proportionally among variable and guaranteed interest divisions	May choose any investment option or combination of investment options
Default	Proportionally among variable and guaranteed interest divisions	Proportionally among variable and guaranteed interest divisions	Proportionally among variable and guaranteed interest divisions

Surrender Charge

We may deduct a surrender charge from your account value during the first nine years of your policy or coverage segment if you:
- surrender your policy;
- reduce your stated death benefit;
- allow your policy to lapse; or
- take a partial withdrawal which decreases your stated death benefit.

The surrender charge compensates us for issuing and distributing policies. We designed the surrender charge to cover part of our administrative expenses for your policy, such as:
- application processing;
- establishing your policy records;
- insurance underwriting; and
- costs associated with developing and operating our systems to administer the policies.

We deduct surrender charges pro rata, based on your account value in each investment option.

The surrender charge is a dollar amount for each $1,000 of the stated death benefit. We base this amount on the insured person's age on your policy date or on the date you add a new stated death benefit coverage segment to your policy. The surrender charge varies by age at policy issue and will decline to zero in the tenth policy or segment year. Once set, the surrender charge remains level for the first five years following the effective date of your policy and any new segment. These charges then decrease at the beginning of each following policy year by 20% of the amount in effect at the end of the fifth policy year. This continues until your surrender charge reaches zero at the beginning of your tenth policy year. The maximum surrender charge is $50 per $1,000 of stated death benefit. If the surrender charge exceeds the available cash value, there will be no proceeds paid to you on surrender or lapse.

During the first nine years of your policy, your surrender charge may decrease. This happens if you request a decrease in your stated death benefit or you take a partial withdrawal which causes your stated death benefit to decrease. Your surrender charge decreases in the same proportion that your stated death benefit decreases. Under these circumstances we then deduct from your account value the amount by which your surrender charge decreased.

Surrender charges are not affected by a change in the stated death benefit when the change is caused by a change to your death benefit option. We assess surrender charges on base coverage and do not apply them to any rider coverages.

A change to your death benefit option may increase the stated death benefit. We do not increase your surrender charge in this case. However, all other increases in your stated death benefit create a new segment which will be subject to its own nine-year surrender charge period.

If your surrender charge changes, we send you a new schedule showing the change.

Surrender Charge Examples

Example 1: Assume the stated death benefit on your policy is $100,000 and the insured person is age 45 when we issued your policy. The actual surrender charge is:

Policy Year	Surrender Charge
1	$1,500
2	$1,500
3	$1,500
4	$1,500
5	$1,500
6	$1,200
7	$900
8	$600
9	$300
10	$0

Example 2: If you reduce your stated death benefit on your third policy anniversary to $90,000, there is a surrender charge of $150. This is the difference between your original surrender charge and 90% of your initial surrender charge. We deduct the surrender charge from the account value. The resulting actual surrender charge for each policy year is:

Policy Year	Surrender Charge
1	$1,500
2	$1,500
3	$1,350
4	$1,350
5	$1,350
6	$1,080
7	$810
8	$540
9	$270
10	$0

Other Charges

You may receive one free illustration per policy year. Thereafter, we assess a fee of $25 per illustration.

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. This means that no charge is currently made to any variable investment option for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable investment options, we may make such a charge in the future.

Group or Sponsored Arrangements, or Corporate Purchasers

Individuals, corporations or other institutions may purchase this policy. For group or sponsored arrangements (including employees and certain family members of employees of Security Life, its affiliates and appointed sales agents), corporate purchasers or special exchange programs which we may offer from time to time, we may reduce or waive the:

- surrender charge, including the surrender charge on partial withdrawals;
- length of time a surrender charge applies;

- administrative charge;
- minimum stated death benefit;
- minimum target death benefit;
- minimum annual premium;
- target premium;
- sales charges;
- cost of insurance charges; or
- other charges normally assessed.

We reduce or waive these items based on expected economies. Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors. We take all these factors into account when we reduce charges. A group or sponsored arrangement must meet certain requirements to qualify for reduced charges. We make reductions to charges based on our rules in effect when we approve a policy application. We may change these rules from time to time.

Group arrangements include those in which there is a trustee, an employer or an association. The group may purchase multiple policies covering a group of individuals on a group basis or endorse a policy to a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Each sponsored arrangement or corporation may have different group premium payments and premium requirements.

We will not unfairly discriminate in any variation in the surrender charge, administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Internal Revenue Code Section 7702. While there is little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

Section 7702 provides that if one of two alternate tests is met, a policy will be treated as a life insurance policy for federal income tax purposes. These tests are referred to as the "cash value accumulation test" and the "guideline premium/cash value corridor test."

Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to account value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, sex and premium class at any point in time, multiplied by the account value. ***See Appendix A, page 195, for a table of the Cash Value Accumulation Test factors***.

The guideline premium/cash value corridor test provides for a maximum premium in relation to the death benefit and a minimum "corridor" of death benefit in relation to account value. In most situations, the death benefit that results from the guideline premium/cash value corridor test will ultimately be less than the amount of death benefit required under the cash value accumulation test. ***See Appendix B, page 196, for a table of the Guideline Premium/Cash Value Corridor Test factors***.

We will at all times assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. In addition, as long as the policy remains in force, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from the policy, such as a partial withdrawal or loan. ***See Tax Treatment of Policy Death Benefits, page 51***.

This policy allows the owner to choose, at the time of application, which of these tests we will apply to the policy. A choice of tests is irrevocable. Regardless of which test is chosen, we will at all times assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. In addition, as long as the policy remains in force, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from the policy, such as a partial withdrawal or loan. ***See Tax Treatment of Policy Death Benefits, page 51***.

Diversification and Investor Control Requirements

In addition to meeting the Code Section 7702 tests, Code Section 817(h) requires separate account investments, such as our separate account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable investment options' investment portfolios have promised they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance contract, may be considered the owner for federal income tax purposes of the separate account assets used to support your contract. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "*indicia of ownership*" in those assets. "*Indicia of ownership*" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar

to, but different in some ways from, those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the separate account assets. We do not know what standards, if any, will be set forth in future Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the separate account assets, or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Death Benefits

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Generally, the policy owner will not be taxed on any of the policy account value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions for a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Multiple Policies

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.

Distributions Other than Death Benefits from Modified Endowment Contracts

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

1. All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

2. Loan amounts taken from or secured by a

policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

3. A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax (including a loan). Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Policy Loans

In general, interest on a policy loan will not be deductible. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is canceled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.

Continuation of Policy Beyond Age 100

The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's 100th year.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Possible Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may:

- make changes to your policy or its riders; or
- take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

The tax law limits the amount we can charge for mortality costs and other expenses used to calculate whether your policy qualifies as life insurance for federal income tax purposes. We must base these calculations on reasonable mortality charges and as permitted, other charges reasonably expected to be paid. The Treasury issued proposed regulations on what it considers reasonable mortality charges. We believe that the charges used for your policy should meet the Treasury's current requirement for "*reasonableness*." We reserve the right to make changes to the mortality charges if future regulations have standards which make changes necessary in order to continue to qualify your policy as life insurance for federal income tax purposes.

Additionally, assuming that you do not want your policy to be or to become a modified endowment contract, we include a policy endorsement under which we have the right to amend your policy, including riders. We do this to attempt to enable your policy to continue to meet the seven-pay test for federal income tax purposes. If the policy premium you pay is more than the seven-pay limit, we have the right to remove any excess premium or to make any appropriate adjustments to your policy's account value and death benefit. It is not clear, however, whether we can take effective action pursuant to this endorsement under all possible circumstances to prevent a policy that has exceeded the premium limitation from being classified as a modified endowment contract.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Other

Policy owners may use our policies in various arrangements, including:

- qualified plans;
- non-qualified deferred compensation or salary continuance plans;
- split dollar insurance plans;
- executive bonus plans;
- retiree medical benefit plans; and
- other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

Directors and Officers

Set forth below is information regarding the directors and principal officers of Security Life of Denver Insurance Company. Security Life's address and the business address of each person named, except as noted with one asterisk (*), is Security Life Center, 1290 Broadway, Denver, Colorado 80203-5699. The business address of each person denoted with one asterisk (*) is ING North America Insurance Corporation, 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390.

Name and Principal Business and Address	Position and Offices with Security Life of Denver
Stephen M. Christopher	Chairman, President and Chief Executive Officer
Jess A. Skriletz	Director, Chief Executive Officer and General Manager, ING Reinsurance and ING Institutional Markets
Michael W. Cunningham*	Director
Mark A. Tullis*	Director
P. Randall Lowery*	Director
Thomas F. Conroy	President, ING Reinsurance International
Gregory G. McGreevey	President, ING Institutional Markets
James L. Livingston, Jr.	Executive Vice President, CFO and Chief Actuary
John R. Barmeyer*	Senior Vice President, ING US Legal Services
Peter Bell	Senior Vice President, Risk Selection and Medical Director, ING Reinsurance
Arnold A. Dicke	Senior Vice President and Chief Actuary, ING Reinsurance
Terry L. Morrison	Senior Vice President, New Business Operations
Derek J. Reynolds*	Senior Vice President and Chief Information Officer
Jeffrey W. Seel*	Senior Vice President, Chief Investment Officer
Mark A. Smith	Senior Vice President, Insurance Services
Lawrence D. Taylor	Senior Vice President, Product Management
Gretta Ytterbo*	Senior Vice President, ING US Legal Services
Gary W. Waggoner	Vice President, General Counsel and Corporate Secretary
David S. Pendergrass*	Vice President, Treasurer

Regulation

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.

Legal Matters

The legal matters in connection with the policy described in this prospectus have been passed on by the General Counsel of Security Life. Sutherland Asbill & Brennan LLP has provided advice on certain matters relating to the federal securities laws.

Legal Proceedings

Security Life, as an insurance company, is ordinarily involved in litigation. We do not believe that any current litigation is material to Security Life's ability to meet its obligations under the policy or to the separate account and we do not expect to incur significant losses from such actions. ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.

Experts

The financial statements of Security Life of Denver Insurance Company at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and the financial statements of the Security Life Separate Account L1at December 31, 1999, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. Other financial statements included in the prospectus are unaudited.

Actuarial matters in this prospectus have been examined by James L. Livingston, Jr., F.S.A., M.A.A.A., who is Executive Vice President, CFO and Chief Actuary of Security Life. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

Registration Statement

We have filed a Registration Statement relating to the separate account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.

INDEX OF SPECIAL TERMS

The following special terms are used in this prospectus. We explain each term on the page(s) listed in the body of this prospectus and in the summary, if applicable:

Account value 8
Accumulation unit 32
Accumulation unit value 8
Adjustable term insurance rider 22
Base death benefit 25
Beneficiary(ies) 25
Cash surrender value 32
Continuation of coverage 31
Death proceeds 25
Free look period 39
General account 18
Guarantee period 28
Guarantee period annual premium 28
Guaranteed interest division 18
Guaranteed minimum death benefit 28
Initial premium 21
Investment date 21
Investment options 12

Loan division 35
Net account value 31
Net amount at risk 46
Net cash surrender value 32
Net premium 4
Partial withdrawal 36
Policy 4
Policy date 20
Policy loan 35
Portfolios 12
Scheduled premium 20
Segment 27
Stated death benefit 19
Target death benefit 29
Target premium 21
Total death benefit 29
Transaction date 32
Valuation date 8
Valuation period 33

FINANCIAL STATEMENTS

The consolidated financial statements of Security Life of Denver Insurance Company and Subsidiaries ("Security Life and Subsidiaries") at December 31, 1999, and for each of the three years in the period ended December 31, 1999, are prepared in accordance with generally accepted accounting principles and start on page 60.

The financial statements included for the Security Life Separate Account L1 at December 31, 1999 and for each of the three years in the period ended December 31, 1999, are prepared in accordance with generally accepted accounting principles.

The consolidated financial statements of Security Life and Subsidiaries, as well as the financial statements included for the Security Life Separate Account L1 referred to above have been audited by Ernst & Young LLP. The consolidated financial statements of Security Life and Subsidiaries should be distinguished from the financial statements of the Security Life Separate Account L1 and should be considered only as bearing upon the ability of Security Life and Subsidiaries to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the divisions of Security Life Separate Account L1. Other financial statements included here are not audited.

[This page intentionally left blank.]

Financial
Statements

CONSOLIDATED FINANCIAL STATEMENTS
Security Life of Denver Insurance Company and Subsidiaries
Years ended December 31, 1999, 1998 and 1997
with Report of Independent Auditors

Security Life of Denver Insurance Company and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997

Contents

Report of Independent Auditors 62

Audited Consolidated Financial Statements

Consolidated Balance Sheets 63
Consolidated Statements of Income 65
Consolidated Statements of Comprehensive Income 66
Consolidated Statements of Stockholder's Equity 67
Consolidated Statements of Cash Flows 68
Notes to Consolidated Financial Statements 70

Financial
Statements

Report of Independent Auditors

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying consolidated balance sheets of Security Life of Denver Insurance Company (a wholly owned subsidiary of ING America Insurance Holdings, Inc.) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Life of Denver Insurance Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

April 14, 2000

Security Life of Denver Insurance Company and Subsidiaries

Consolidated Balance Sheets

(Dollars in Thousands)

	September 30, 2000 (Unaudited)	December 31 1999	1998
Assets			
Investments *(Notes 2 and 3)*:			
Fixed maturities, at fair value (amortized cost of $4,509,977, $3,649,485, and $3,383,582, respectively	$ 4,414,641	$ 3,486,939	$ 3,503,530
Equity securities, at fair value (cost of $20,167, $5,161 and $6,761, respectively)	22,842	7,944	8,400
Mortgage loans on real estate	1,521,244	1,006,443	784,108
Investment real estate, at cost, less accumulated depreciation of $576, $561 and $706, respectively)	2,742	1,028	1,740
Policy loans	983,605	961,586	925,623
Other long-term investments	55,121	37,284	17,671
Short-term investments	35,383	186,917	747
Total investments	7,035,578	5,688,141	5,241,819
Cash	21,696	48,630	31,644
Accrued investment income	91,296	78,866	52,440
Reinsurance recoverable:			
Paid benefits	31,407	19,738	11,364
Unpaid benefits	29,493	28,060	24,312
Prepaid reinsurance premiums *(Note 8)*	2,493,193	3,666,882	3,329,901
Deferred policy acquisition costs (DPAC)	1,011,047	982,713	778,126
Property and equipment, at cost, less accumulated depreciation of $17,442, $28,522 and $25,981, respectively)	34,134	34,704	36,141
Federal income tax recoverable *(Note 9)*	-	27,663	–
Indebtedness from related parties	13,375	33,220	4,339
Other assets	108,811	134,913	113,019
Separate account assets *(Note 6)*	787,231	644,975	423,474
Total assets	$11,657,261	$11,388,505	$10,046,579

Financial Statements

	September 30, 2000	December 31 1999	December 31 1998
	(Unaudited)		
Liabilities and stockholder's equity			
Liabilities:			
Future policy benefits:			
Life and annuity reserves	**$ 5,546,577**	$ 5,313,006	$ 4,857,141
Guaranteed investment contracts	**3,527,703**	3,885,219	3,210,012
Policyholders' funds	**152,080**	79,648	81,064
Advance premiums	**142**	192	272
Accrued dividends and dividends on deposit	**23,321**	21,603	21,268
Policy and contract claims	**170,672**	155,679	130,100
Total future policy benefits	**9,420,495**	9,455,347	8,299,857
Accounts payable and accrued expenses	**208,607**	126,857	108,165
Indebtedness to related parties	**35,351**	34,231	13,755
Long-term debt to related parties *(Note 10)*	**84,260**	100,000	100,000
Accrued interest on long-term debt to related parties *(Note 10)*	**–**	11,098	5,387
Other liabilities	**104,086**	98,225	109,593
Federal income taxes payable *(Note 9)*	**4,697**	–	106
Deferred federal income taxes *(Note 9)*	**45,827**	18,679	60,062
Separate account liabilities *(Note 6)*	**787,231**	644,975	423,474
Total liabilities	**10,690,554**	10,489,412	9,120,399
Commitments and contingencies *(Notes 8 and 13)*			
Stockholder's equity *(Note 11)*:			
Common stock, $20,000 par value:			
Authorized—149 shares			
Issued and outstanding— 144 shares	**2,880**	2,880	2,880
Additional paid-in capital	**345,722**	345,722	315,722
Retained earnings	**659,780**	614,785	563,553
Accumulated other comprehensive income (loss)	**(41,675)**	(64,294)	44,025
Total stockholder's equity	**966,707**	899,093	926,180
Total liabilities and stockholder's equity	**$11,657,261**	$11,388,505	$10,046,579

See accompanying notes.

Security Life of Denver Insurance Company and Subsidiaries

Consolidated Statements of Income

(Dollars in Thousands)

	Nine months ended September 30, 2000	Year ended December 31		
		1999	1998	1997
	(Unaudited)			
Revenues:				
Traditional life insurance premiums	$ **64,357**	$ 104,133	$ 120,675	$ 122,429
Universal life and investment product charges	**197,531**	247,066	229,226	217,108
Reinsurance premiums assumed	**413,435**	526,563	431,267	446,434
	675,323	877,762	781,168	785,971
Reinsurance premiums ceded	**(112,820)**	(147,068)	(143,211)	(124,815)
	562,503	730,694	637,957	661,156
Net investment income	**350,082**	394,167	361,996	340,898
Net realized gains (losses) on investments	**(23,543)**	(39,495)	10,818	28,645
Other revenues	**12,072**	18,304	11,771	6,743
	901,114	1,103,670	1,022,542	1,037,442
Benefits and expenses:				
Benefits:				
Traditional life insurance:				
Death benefits	**273,577**	357,472	239,921	299,305
Other benefits	**45,793**	72,286	77,209	79,849
Universal life and investment contracts:				
Interest credited to account balances	**206,810**	258,167	236,136	217,614
Death benefits incurred in excess of account balances	**88,356**	95,444	63,103	73,260
Increase (decrease) in future policy benefits	**54,474**	95,511	102,875	72,685
Reinsurance recoveries	**(72,528)**	(127,238)	(84,506)	(98,376)
Product conversions	**20,910**	3,701	10,578	7,014
	617,392	755,343	645,316	651,351
Expenses:				
Commissions	**62,801**	81,539	49,569	46,516
Insurance operating expenses	**67,419**	91,172	125,194	89,075
Amortization of deferred policy acquisition costs	**85,227**	98,051	105,639	116,495
	832,839	1,026,105	925,718	903,437
Income before federal income taxes	**68,275**	77,565	96,824	134,005
Federal income taxes *(Note 9)*	**23,280**	26,333	34,066	47,019
Net income	$ **44,995**	$ 51,232	$ 62,758	$ 86,986

See accompanying notes.

Security Life of Denver Insurance Company and Subsidiaries

Consolidated Statements of Comprehensive Income

(Dollars in Thousands)

	Nine months ended September 30, 2000	Year ended December 31		
		1999	1998	1997
	(Unaudited)			
Net income	**$ 44,995**	$ 51,232	$ 62,758	$ 86,986
Other comprehensive income:				
Unrealized gains (losses) on securities:				
Net change in unrealized holding gains (losses), net of tax	**(32,394)**	(150,423)	(11,251)	28,367
Reclassification adjustment for realized gains included in net income, net of tax	**19,994**	(32,454)	(5,010)	(4,601)
Effect on DPAC of unrealized gains and losses on fixed maturities, net of tax	**19,512**	82,098	7,236	(37,522)
Reclassification effect on DPAC of realized gains and losses included in net income, net of tax	**12,530**	(7,073)	3,075	5,976
Net change in pension liability, net of tax	**2,977**	(467)	(963)	–
Total other comprehensive income (loss)	**22,619**	(108,319)	(6,913)	(7,780)
Comprehensive income (loss)	**$ 67,614**	$ (57,087)	$ 55,845	$ 79,206

See accompanying notes.

Security Life of Denver Insurance Company and Subsidiaries

Consolidated Statements of Stockholder's Equity

(Dollars in Thousands)

	Nine months ended September 30, 2000	Year ended December 31		
		1999	1998	1997
Common stock:				
Balance at beginning and end of year	$ **2,880**	$ 2,880	$ 2,880	$ 2,880
Additional paid-in capital:				
Balance at beginning of year	$ **345,722**	$ 315,722	$315,722	$302,722
Capital contributions	**–**	30,000	–	13,000
Balance at end of year	$ **345,722**	$ 345,722	$315,722	$315,722
Accumulated other comprehensive income (loss):				
Net unrealized gains on investments:				
Balance at beginning of year	$ **(62,864)**	$ 44,988	$ 50,938	$ 58,718
Unrealized gains (losses) on securities:				
Change in unrealized gains (losses), net of tax	**(12,400)**	(182,877)	(16,261)	23,766
Effect on DPAC of unrealized gains and losses on fixed maturities, net of tax	**32,042**	75,025	10,311	(31,546)
Balance at end of year	**(43,222)**	(62,864)	44,988	50,938
Accumulated net pension liability:				
Balance at beginning of year	**(1,430)**	(963)	–	–
Net change in pension liability, net of tax	**2,977**	(467)	(963)	–
Balance at end of year	**1,547**	(1,430)	(963)	–
Total accumulated other comprehensive income (loss)	$ **(41,675)**	$ (64,294)	$ 44,025	$ 50,938
Retained earnings:				
Balance at beginning of year	$ **614,785**	$563,553	$500,795	$413,809
Net income	**44,995**	51,232	62,758	86,986
Balance at end of year	$ **659,780**	$614,785	$563,553	$500,795
Total stockholder's equity	$ **966,707**	$899,093	$926,180	$870,335

See accompanying notes.

Financial Statements

Security Life of Denver Insurance Company and Subsidiaries

Consolidated Statements of Cash Flows

(Dollars in Thousands)

	Nine months ended September 30, 2000	Year ended December 31 1999	1998	1997
	(Unaudited)			
Operating activities				
Net income	$ **44,995**	$ 51,232	$ 62,758	$ 86,986
Adjustments to reconcile net income to net cash provided by operating activities:				
Increase (decrease) in future policy benefits	**(34,852)**	624,769	874,765	995,632
Net (increase) decrease in federal income taxes	**31,842**	(69,152)	12,061	(12,317)
Increase in accounts payable and accrued	**87,611**	6,088	55,361	21,033
Increase (decrease) in accrued interest on long-term debt	**(11,098)**	5,711	259	1,428
Increase in accrued investment income	**(12,430)**	(26,426)	(2,714)	(4,300)
(Increase) decrease in reinsurance recoverable	**(13,102)**	(12,122)	(9,518)	3,733
(Increase) decrease in prepaid reinsurance premiums	**1,173,689**	(336,981)	(585,038)	(793,851)
Net realized investment (gains) losses	**23,543**	39,495	(10,818)	(28,645)
Depreciation and amortization expense	**1,925**	2,567	3,174	3,630
Policy acquisition costs deferred	**(140,410)**	(187,214)	(184,993)	(174,374)
Amortization of deferred policy acquisition costs	**85,227**	98,049	105,639	116,495
Increase in accrual for postretirement benefits	**577**	769	675	557
Other, net	**79,632**	51,980	(7,053)	43,538
Net cash provided by operating activities	**1,317,149**	248,765	314,558	259,545
Investing activities				
Securities available-for-sale:				
Sales:				
Fixed maturities	**1,618,829**	2,300,734	5,015,989	2,279,598
Equity securities	**19**	2,053	2,251	648
Maturities—fixed maturities	**135,995**	193,664	274,463	410,632
Purchases:				
Fixed maturities	**(2,661,235)**	(2,816,711)	(5,670,994)	(2,919,145)
Equity securities	**(15,020)**	–	(2,089)	(2,561)
Sale, maturity or repayment of investments:				
Mortgage loans on real estate	**52,286**	47,851	51,235	38,756
Investment real estate	**–**	1,109	–	–
Other long-term investments	**72,648**	70,790	10,678	2,002

Security Life of Denver Insurance Company and Subsidiaries

Consolidated Statements of Cash Flows (continued)

(Dollars in Thousands)

	Nine months ended September 30, 2000	Year ended December 31		
		1999	1998	1997
	(Unaudited)			
Investing activities (continued)				
Purchase or issuance of investments:				
Mortgage loans on real estate	**$ (567,684)**	(271,686)	(259,945)	$ (163,528)
Investment real estate	**(115)**	–	(13)	(35)
Policy loans, net	**(22,019)**	(35,963)	(50,218)	(80,094)
Other long-term investments	**(86,041)**	(88,661)	(14,042)	(5,248)
Short-term investments, net	**(3,768)**	(186,174)	55,115	(48,447)
Additions to property and equipment	**(935)**	(1,247)	(1,418)	(2,687)
Disposals of property and equipment	**110**	147	68	145
Net cash used by investing activities	**(1,476,930)**	(784,094)	(588,920)	(489,964)
Financing activities				
(Decrease) increase in indebtedness to related parties	**5,225**	(8,406)	29,156	5,217
Cash contributions from parent	**–**	30,000	–	13,000
Receipts from interest-sensitive products credited to policyholder account balances	**336,061**	829,493	505,728	555,223
Return of policyholder account balances on interest-sensitive policies	**(208,439)**	(298,772)	(251,177)	(334,543)
Net cash provided by financing activities	**132,847**	552,315	283,707	238,897
Net increase (decrease) in cash	**(26,934)**	16,986	9,345	8,478
Cash at beginning of year	**48,630**	31,644	22,299	13,821
Cash at end of year	**$ 21,696**	$ 48,630	$ 31,644	$ 22,299

See accompanying notes.

Security Life of Denver Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

(Information subsequent to December 31, 1999 is unaudited)

1. Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations, after intercompany eliminations, of Security Life of Denver Insurance Company (Security Life) and its wholly owned subsidiaries: Midwestern United Life Insurance Company (Midwestern United); First ING Life Insurance Company of New York (First ING); First Secured Mortgage Deposit Corporation; Tailored Investment Notes Trust 1999-1 (Trust); and ING America Equities, Inc.

Nature of Operations

Security Life of Denver Insurance Company and its subsidiaries (the Company) is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING America). The Company focuses on three markets, the advanced market, reinsurance to other insurers, and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include traditional life, interest-sensitive life, universal life and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia and the Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services. In the investment products market, the Company offers guaranteed investment contracts, funding agreements and Trust notes to institutional buyers.

The significant accounting policies followed by the Company that materially affect the financial statements are summarized below:

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) which, as to the insurance companies included in the consolidation, differ from statutory accounting practices prescribed or permitted by state insurance regulatory authorities.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Life of Denver Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1. Significant Accounting Policies (continued)

Accounting Changes

During 1998, the Company adopted FASB Statement No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits*, which standardizes the disclosure requirements for pension and other postretirement benefits. This Statement is effective for years beginning after December 15, 1997, with the restatement of disclosures for prior periods provided for comparative purposes, unless prior period information is not readily available.

During 1998, the Company adopted FASB Statement No. 130, *Reporting Comprehensive Income*, which requires an entity to divide comprehensive income into net income and other comprehensive income in the period recognized. This Statement is effective for fiscal years beginning after December 15, 1997, with the restatement of prior period disclosures for comparative purposes. As a result of implementing this Statement, the Company has classified items of other comprehensive income by their nature in the statements of comprehensive income and the accumulated balance of other comprehensive income in the equity section of the balance sheet. This Statement affects the presentation of the financial statements, with no effect on the valuation of total stockholder's equity.

During 1999, the Company adopted Statement of Position 97-3, *Accounting by Insurance and Other Enterprises for Insurance-Related Assessments*. This Statement is effective for fiscal years beginning after December 31, 1998 and requires a liability to be recognized for the future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and premiums written in each state. The Statement also requires that when it is probable a paid or accrued assessment will result in an amount that is recoverable from premium tax offsets or policy surcharges, an asset be recognized at the time the liability is recorded. Additional disclosures are also required, including the amount of the liability, the amount of the related asset for premium tax offsets or policy surcharges, the periods over which the assessments are expected to be paid, and the period over which the recorded premium tax offsets or policy surcharges are expected to be realized. Prior period financial statements presented for comparative purposes are not restated. The adoption of this Statement had no effect on the valuation of total stockholder's equity.

Security Life of Denver Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1. Significant Accounting Policies (continued)

Pending Accounting Standards

During 1998, the FASB issued Statement No. 133, *Accounting for Derivative Financial Instruments and Hedging Activities*, which establishes a new model for accounting and reporting for derivatives and hedging activities. Statement 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. Based on the type of hedging relationship (fair value, cash flow, or foreign currency), Statement 133 requires the recognition of offsetting changes in value or cash flows of both the derivative and the hedged item in earnings in the same period. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in Statement 133 are included in earnings in the period of change. During 1999, the FASB issued Statement 137 which delays the implementation of Statement 133 to years beginning after June 15, 2000. Upon the initial application of Statement 133, all derivatives are required to be recognized in the balance sheet as either assets or liabilities and measured at fair value. The Company plans to adopt this Statement during 2001, and the effect of implementation on the Company's financial statements has not yet been determined.

Investments

Investments are presented on the following bases:

The carrying value of fixed maturities depends on the classification of the security: securities held-to-maturity, securities available-for-sale, and trading securities. Management determines the appropriate classification of debt securities at the time of purchase.

The Company does not hold any securities classified as held-to-maturity or trading securities.

Debt securities and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, and deferred policy acquisition cost adjustments, reported net of tax as a component of other comprehensive income in stockholder's equity.

Security Life of Denver Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1. Significant Accounting Policies (continued)

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in net investment income as earned.

Mortgage loans are carried at the unpaid balances less an allowance for credit losses. Investment real estate is carried at cost, less accumulated depreciation. Policy loans are carried at unpaid balances. Derivatives hedging fixed maturity assets are reported on the balance sheet at market value with fixed maturity securities. Derivatives hedging liabilities are reported on the balance sheet at amortized cost with other investments.

Realized gains and losses, and declines in value judged to be other-than-temporary are included in net realized gains on investments. The cost of securities sold is based on the specific identification method.

Recognition of Premium Revenues

Premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, are recognized as revenue when due. Revenues for universal life insurance policies and for investment products consist of policy charges for the cost of insurance, policy administration charges, and surrender charges assessed against policyholder account balances during the year.

Deferred Policy Acquisition Costs

Commissions, reinsurance allowances, and other costs of acquiring traditional life insurance, including reinsurance assumed, universal life insurance (including interest-sensitive products) and investment products that vary with and are primarily related to the production of new and renewal business, have been deferred. Traditional life insurance acquisition costs are being amortized using assumptions consistent with those used in computing policy benefit reserves. The period of amortization is normally over the premium-paying period. In the case of policies with no first-year premium, the period of amortization includes the first year, in addition to the premium-paying period. For universal life insurance and investment products, acquisition costs are being amortized generally in proportion to the present value (using the assumed crediting rate) of expected

Financial Statements

1. Significant Accounting Policies (continued)

gross margins from surrender charges, investments, mortality, and expenses. This amortization is adjusted retrospectively when estimates of current or future gross margins to be realized from a group of products are revised.

Deferred policy acquisition costs are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The Company has reflected those adjustments in the asset balance with the offset as a direct adjustment to accumulated other comprehensive income in stockholder's equity.

Future Policy Benefits

Benefit reserves for traditional life insurance products (other than reinsurance assumed) are computed using a net level premium method including assumptions as to investment yields, mortality, withdrawals and other assumptions based on Company and industry experience. These assumptions include provisions for adverse deviation and are modified as necessary to reflect anticipated trends. Reserve interest assumptions are those deemed appropriate at the time of policy issue, and range from 3% to 7.5%. Policy benefit claims are charged to expense in the year that the claims are incurred.

Benefit reserves for reinsurance assumed are computed using pricing assumptions with provisions for adverse deviation. Benefits for level-term reinsurance assumed are computed to recognize profits in proportion with revenue. Benefit reserves for all other reinsurance assumed are computed to recognize profits in proportion to the coverage provided.

Benefit reserves for universal life-type policies (including fixed premium interest-sensitive products) and investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred during the year in excess of related policy account balances. Interest crediting rates for universal life and investment products range from 3.51% to 7.61% during 1999, 3.80% to 7.81% during 1998, and 4.60% to 7.81% during 1997.

Included in life and annuity reserves is an unearned revenue reserve that reflects the unamortized balance of excess heaped expense loads over ultimate renewal expense loads on universal life and investment products. These excess fees have been deferred and are being recognized in income over the periods benefited, using the same assumptions and factors used to amortize deferred policy acquisition costs.

1. Significant Accounting Policies (continued)

Policy and Contract Claims

The liabilities for unpaid claims include estimates of amounts due on reported claims and claims that have been incurred but were not reported as of December 31. Such estimates are based on actuarial projections applied to historical claim payment data and are considered reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Impairment losses are recorded when indicators of impairment are present and the estimated undiscounted cash flows are less than the assets' carrying value. Depreciation for major classes of assets is calculated on a straight-line basis.

Participating Insurance

The Company accrues a liability for earnings on participating policies that cannot inure to the benefit of the Company's stockholder. The liability is determined based on earnings on participating policies in excess of 10% of profits on participating business before payment of policyholder dividends. The liability for these undistributed earnings was $5,497,000 and $5,816,000 at December 31, 1999 and 1998, respectively. Participating business approximates .2% of the Company's ordinary life insurance in force and 1.5% of premium income. Earnings for participating insurance are based on the actual earnings of the participation block of policies. Expenses and taxes are allocated based on the amount of participating insurance in force. Investment income is allocated based on the yield of the participating investment portfolio. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $3,424,000, $3,233,000, and $3,377,000 were incurred in 1999, 1998, and 1997, respectively.

Federal Income Taxes

Deferred federal income taxes have been provided or credited to reflect significant temporary differences between income reported for tax and financial reporting purposes using reasonable assumptions.

1. Significant Accounting Policies (continued)

Cash Flow Information

Cash includes cash on hand and demand deposits. Included as a component of operating activities is interest paid of $2,672,000, $10,121,000, and $10,110,000 for 1999, 1998, and 1997, respectively.

Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The guaranty fund assessment liability at December 31, 1999 and 1998 was $17,644,000 and $13,338,000, respectively. The assessment is expected to be paid over the next five or more years. The related premium tax credit offsets are $15,339,000 and $11,891,000 at December 31, 1999 and 1998, respectively. The premium tax credit offsets are expected to be realized over the next five years.

Reclassifications

Certain amounts in the 1997 financial statements have been reclassified to conform to the 1999 and 1998 presentation.

Notes to Consolidated Financial Statements (continued)

2. Investments

The amortized cost and fair value of investments in fixed maturities and equity securities are as follows at December 31, 1999 and 1998:

	December 31, 1999			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)			
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 98,354	$ 42	$ 7,795	$ 90,601
States, municipalities and political subdivisions	21,412	–	4,408	17,004
Public utilities securities	276,742	272	19,532	257,482
Debt securities issued by foreign governments	452	–	–	452
Corporate securities	1,431,446	4,131	77,293	1,358,284
Mortgage-backed securities	1,075,807	24,064	56,493	1,043,378
Other asset-backed securities	745,231	7,626	33,635	719,222
Redeemable preferred stocks	–	–	–	–
Derivatives hedging fixed maturities *(Note 3)*	41	475	–	516
Total fixed maturities	3,649,485	36,610	199,156	3,486,939
Preferred stocks (nonredeemable)	2,651	329	24	2,956
Common stocks	2,510	2,573	95	4,988
Total equity securities	5,161	2,902	119	7,944
Total	$3,654,646	$39,512	$199,275	$3,494,883

2. Investments (continued)

	December 31, 1998			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)			
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 166,611	$ 3,829	$ 589	$ 169,851
States, municipalities and political subdivisions	23,368	959	1,803	22,524
Public utilities securities	172,968	4,885	904	176,949
Debt securities issued by foreign governments	952	–	–	952
Corporate securities	1,251,462	46,292	23,512	1,274,242
Mortgage-backed securities	1,132,058	75,159	6,922	1,200,295
Other asset-backed securities	635,539	19,968	3,578	651,929
Redeemable preferred stocks	312	42	–	354
Derivatives hedging fixed maturities *(Note 3)*	312	6,434	312	6,434
Total fixed maturities	3,383,582	157,568	37,620	3,503,530
Preferred stocks (nonredeemable)	4,251	6	52	4,205
Common stocks	2,510	1,780	95	4,195
Total equity securities	6,761	1,786	147	8,400
Total	$3,390,343	$159,354	$37,767	$3,511,930

Notes to Consolidated Financial Statements (continued)

2. Investments (continued)

The amortized cost and fair value of investments in fixed maturities at December 31, 1999, by contractual maturity, are shown in the following table (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Available for sale:		
Due in one year or less	$ 9,637	$ 9,174
Due after one year through five years	247,473	245,401
Due after five years through ten years	749,169	716,715
Due after ten years	822,127	752,532
	1,828,406	1,723,822
Mortgage-backed securities	1,075,807	1,043,379
Other asset-backed securities	745,231	719,222
Derivatives	41	516
Total available-for-sale	$3,649,485	$3,486,939

Changes in unrealized gains (losses) on investments in available-for-sale securities for the years ended December 31, 1999, 1998 and 1997 are summarized as follows (in thousands):

	December 31, 1999		
	Fixed	Equity	Total
Gross unrealized gains	$ 36,610	$2,902	$ 39,512
Gross unrealized (losses)	(199,156)	(119)	(199,275)
Net unrealized gains (losses)	(162,546)	2,783	(159,763)
Deferred income tax	56,891	(974)	55,917
Net unrealized gains (losses) after taxes	(105,655)	1,809	(103,846)
Less:			
Balance at beginning of year	77,966	1,065	79,031
Change in net unrealized gains (losses)	$(183,621)	$ 744	$(182,877)

Security Life of Denver Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Investments (continued)

	December 31, 1998		
	Fixed	**Equity**	**Total**
Gross unrealized gains	$157,568	$1,786	$159,354
Gross unrealized (losses)	(37,620)	(147)	(37,767)
Net unrealized gains	119,948	1,639	121,587
Deferred income tax	(41,982)	(574)	(42,556)
Net unrealized gains after taxes	77,966	1,065	79,031
Less:			
Balance at beginning of year	94,470	822	95,292
Change in net unrealized gains			
(losses)	$ (16,504)	$ 243	$ (16,261)

	December 31, 1997		
	Fixed	**Equity**	**Total**
Gross unrealized gains	$161,625	$1,513	$163,138
Gross unrealized (losses)	(16,282)	(248)	(16,530)
Net unrealized gains	145,343	1,265	146,608
Deferred income tax	(50,873)	(443)	(51,316)
Net unrealized gains after taxes	94,470	822	95,292
Less:			
Balance at beginning of year	71,237	289	71,526
Change in net unrealized gains			
(losses)	$ 23,233	$ 533	$ 23,766

As part of its overall investment management strategy, the Company has entered into agreements to purchase $140,600,000 in mortgage loans as of December 31, 1999. These agreements were settled during 2000. The Company had no agreements to sell securities at December 31, 1999.

2. Investments (continued)

Major categories of investment income for the years ended December 31 are summarized as follows (in thousands):

	1999	1998	1997
Fixed maturities	$288,694	$278,227	$259,936
Mortgage loans on real estate	66,687	47,567	40,908
Policy loans	60,284	58,016	56,087
Other investments	2,068	2,911	3,159
	417,733	386,721	360,090
Investment expenses	(23,566)	(24,725)	(19,192)
Net investment income	$394,167	$361,996	$340,898

Net realized gains (losses) on investments for the years ended December 31 are summarized as follows (in thousands):

	1999	1998	1997
Fixed maturities	$(41,679)	$ 9,691	$27,717
Equity securities	142	168	(57)
Real estate and other	2,042	959	985
Net realized gains (losses) on investments	$(39,495)	$10,818	$28,645

During 1999, 1998 and 1997, fixed maturities and marketable equity securities available-for-sale were sold with fair values at the date of sale of $2,300,481,000, $5,018,240,000 and $2,281,886,000, respectively. Gross gains of $20,117,000, $44,314,000 and $41,017,000 and gross losses of $61,654,000, $34,455,000 and $13,357,000 were realized on those sales in 1999, 1998 and 1997, respectively.

At December 31, 1999 and 1998, bonds with an amortized cost of $28,755,000 and $29,081,000, respectively, were on deposit with various state insurance departments to meet regulatory requirements.

Financial Statements

3. Derivative Financial Instruments Held for Purposes Other Than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged. Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or assets.

Gains and losses as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges.

The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contacts.

3. Derivative Financial Instruments Held for Purposes Other Than Trading (continued)

The table below summarizes the Company's interest rate contracts at December 31, 1999 and 1998 (in thousands):

	December 31, 1999			
	Notional Amount	Amortized Cost	Fair Value	Balance Sheet
Interest rate contracts:				
Swaps	$1,340,582	$ (125)	$19,014	$ 311
Swaps—affiliates	1,034,535	125	(18,869)	125
Total swaps	2,375,117	–	145	436
Caps owned	50,525	80	17	40
Caps owned—affiliates	20,525	(39)	(17)	(40)
Total caps owned	71,050	41	–	–
Floors owned	90,500	252	172	332
Floors owned—affiliates	–	–	–	–
Total floors owned	90,500	252	172	332
Options owned	302,000	4,000	7,118	4,000
Options owned—affiliates	277,000	(3,210)	(6,198)	(3,210)
Total options owned	579,000	790	920	790
Forwards owned	152,300	–	37	–
Forwards owned—affiliates	144,300	–	(32)	–
Total forwards owned	296,600	–	5	–
Total derivatives	$3,412,267	$1,083	$ 1,242	$1,558

3. Derivative Financial Instruments Held for Purposes Other Than Trading (continued)

	December 31, 1998			
	Notional Amount	**Amortized Cost**	**Fair Value**	**Balance Sheet**
Interest rate contracts:				
Swaps	$ 767,873	$ (155)	$(2,952)	$(2,952)
Swaps—affiliates	734,176	155	5,440	5,440
Total swaps	1,502,049	–	2,488	2,488
Caps owned	560,000	312	11	11
Caps owned—affiliates	–	–	–	–
Total caps owned	560,000	312	11	11
Floors owned	422,485	(72)	3,768	3,768
Floors owned—affiliates	8,485	72	167	167
Total floors owned	430,970	–	3,935	3,935
Options owned	418,300	5,268	2,664	2,664
Options owned—affiliates	418,300	(5,268)	(2,664)	(2,664)
Total options owned	836,600	–	–	–
Forwards owned	–	–	–	–
Forwards owned—affiliates	–	–	–	–
Total forwards owned	–	–	–	–
Total derivatives	$3,329,619	$ 312	$ 6,434	$ 6,434

4. Concentrations of Credit Risk

At December 31, 1999, the Company held less-than-investment-grade bonds classified as available-for-sale with a carrying value and market value of $319,122,000. These holdings amounted to 9.1% of the Company's investments in fixed maturity securities and 2.8% of total assets. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

4. Concentrations of Credit Risk (continued)

At December 31, 1999, the Company's mortgages involved a concentration of properties located in Florida (15.2%), Texas (9.9%), and Georgia (6.2%). The remaining mortgages relate to properties located in 36 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $24,076,000.

5. Employee Benefit Plans

Pension Plans and Postretirement Benefits

The Company has a qualified noncontributory defined benefit retirement plan covering substantially all employees. In addition, the Company maintains a non-qualified unfunded Supplemental Employees' Retirement Plan (SERP). In addition to providing pension plans, the Company provides certain health care and life insurance benefits for retired employees.

The funded status and the amounts recognized in the balance sheets for the defined benefit plans and other postretirement benefit plans are as follows (in thousands):

	December 31					
	1999			1998		
	Qualified Plan	SERP	Post-Retirement	Qualified Plan	SERP	Post-Retirement
Projected benefit obligation	$(36,352)	$(11,803)	$ (6,256)	$(38,685)	$(8,320)	$ (8,949)
Less plan assets at fair value	50,495	–	–	47,230	–	–
Plan assets in excess (deficient) of projected benefit obligation	$ 14,143	$(11,803)	$ (6,256)	$ 8,545	$(8,320)	$ (8,949)
Net asset (liability)	$ 1,200	$ (6,501)	$(12,813)	$ 1,240	$(4,918)	$(12,044)

As of December 31, 1999 and 1998, the Company recognized an additional minimum net liability on the SERP of $2,200,000 and $1,482,000, respectively, as this plan is unfunded and the actuarial present value of accumulated benefit obligation exceeds the net pension liability. Prior to 1998, the change in the additional minimum net liability was reported in net income. Beginning in 1998, the change in the additional minimum net liability is recorded net of tax as a component of other comprehensive income directly in stockholder's equity.

Financial Statements

5. Employee Benefit Plans (continued)

The net periodic pension cost, employer contributions, plan participant contributions, and benefits paid for the defined benefit plans are as follows (in thousands):

| | 1999 | | | 1998 | | | 1997 | | |
	Qualified Plan	SERP	Post-Retirement	Qualified Plan	SERP	Post-Retirement	Qualified Plan	SERP	Post-Retirement
Net periodic pension expense	$ 40	$1,971	$1,236	$ 82	$1,109	$893	$607	$1,502	$755
Employer contributions	–	387	467	–	325	218	–	317	198
Plan participants' contributions	–	–	94	–	–	77	–	–	71
Benefits paid	1,238	387	561	890	325	296	811	317	268

Assumptions used in accounting for the defined benefit plans as of December 31, 1999, 1998, and 1997 were as follows:

	1999	1998	1997
Weighted-average discount rate	8.00%	6.75%	7.25%
Rate of increase in compensation level	5.00%	4.00%	4.25%
Expected long-term rate of return on assets	9.25%	9.50%	9.50%

Plan assets of the defined benefit plans at December 31, 1999 are invested primarily in U.S. government securities, corporate bonds, mutual funds, mortgage loans, money market funds and common stock. Certain of the Qualified Plan's investments are held in the ING-NA Master Trust, which was established in 1998 for the investment of assets of the Plan and several other ING-NA-sponsored retirement plans.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 9.5% graded to 5.5% over eight years. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1999 by $1,217,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1999 by $235,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical

5. Employee Benefit Plans (continued)

plan as of December 31, 1999 by $(981,000) and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1999 by $(185,000).

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.00% at December 31, 1999, 6.75% at December 31, 1998 and 7.50% at December 31, 1997.

Effective January 1, 2000, the Postretirement Benefit Plan was amended, causing the Company's current year projected benefit obligation to decrease.

401(k) Plan

The Security Life of Denver Insurance Company Savings Incentive Plan (the Savings Plan) is a defined contribution plan which is available to substantially all home office employees. Participants may make contributions to the plan through salary reductions up to a maximum of $10,000 for both 1999 and 1998, and $9,500 for 1997. Such contributions are not currently taxable to the participants. The Company matches 100% of the first 3% of participants' contributions, plus 50% of contributions which exceed 3% of participants' compensation, subject to a maximum matching percentage of 4½% of the individual's salary. Company matching contributions were $1,423,000 for 1999, $1,343,000 for 1998, and $1,211,000 for 1997.

Plan assets of the Savings Plan at December 31, 1999 are invested in a group deposit administration contract (the Contract) with the Company, various stock funds maintained by the Principal Financial Group, and loans to participants. The Contract is a policyholder liability of the Company and had a balance of $28.7 million and $27.8 million at December 31, 1999 and 1998, respectively. Effective January 1, 2000, the Plan was merged into the ING Savings Plan, a defined contribution plan sponsored by the Company's parent.

6. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders, and are excluded from the amounts reported in the consolidated statements of income except for benefits paid in excess of policyholder account values and fees charged for surrender, administration services and mortality risk.

Financial Statements

7. Leases

In 1997, the Company terminated a significant operating lease agreement relating to electronic data processing equipment due to outsourcing of computer operations. The Company incurred $4,819,000 in lease expense in 1997 related to that agreement prior to termination. The Company does not have any other significant lease obligations. Total rental expense for all equipment leases was approximately $0 for the years ended December 31, 1999 and 1998, and $4,993,000 for the year ended December 31, 1997.

8. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 1999, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $3,000,000. Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts, and are consistent with the risks assumed.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion retroceded. Consequently, allowances are established for amounts deemed uncollectible. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk. The use of reinsurance pools with more than 30 retrocessionaires from 10 different countries also minimizes the Company's exposure to significant losses from retrocessionaire insolvencies.

The Company assumes and cedes, on a coinsurance basis, guaranteed investment contracts (GICs) to and from affiliates under common ownership. As of December 31, 1999, $3.3 billion of an affiliate's invested assets were held in trust pursuant to these agreements.

8. Reinsurance (continued)

These GIC transactions are summarized as follows (in thousands):

	1999		1998	
	Deposits	**Policy Liabilities**	**Deposits**	**Policy Liabilities**
Direct (nonaffiliated)	$1,805,434	$3,787,729	$2,773,952	$3,112,460
Assumed from affiliate:				
Life Insurance Company of Georgia	–	97,490	–	97,552
	1,805,434	3,885,219	2,773,952	3,210,012
Ceded to affiliates:				
Columbine Life Insurance Company	(129,768)	–	(2,547,743)	(2,696,409)
Life Insurance Company of Georgia	(683,100)	(663,325)	(225,083)	(512,477)
First Columbine Life Insurance Company	(650,300)	(2,888,079)	(1,126)	(1,126)
Net	$342,266	$ 333,815	$ –	$ –

Ceded GIC policy liabilities totaling $3,551 and $3,210 million as of December 31, 1999 and 1998, respectively, are classified as part of prepaid reinsurance premiums.

During 1999 and 1998, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financial and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financial arrangements and, in accordance with U.S. GAAP, are not reflected in the accompanying financial statements except for the risk fees paid to or received from reinsurers. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as amounts are recaptured from reinsurers. During 1998, the Company entered into a new financial reinsurance contract with an affiliated company.

9. Income Taxes

The Company files a consolidated federal income tax return with its parent and other U.S. affiliates and subsidiaries. The affiliated companies that join in the filing of the consolidated federal income tax return have an agreement for the allocation of taxes between members that join in the consolidated return. The agreement specifies that the separate return payable or the separate return receivable of each member will be the federal income tax payable or receivable that the member would have had for the period had it filed a separate return.

Security Life of Denver Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31 1999	1998
Deferred tax liabilities:		
Deferred policy acquisition costs	$(344,540)	$(272,970)
Unrealized gains/losses	–	(42,556)
Total deferred tax liabilities	(344,540)	(315,526)
Deferred tax assets:		
Benefit reserves and surplus relief	90,895	102,177
Tax-basis deferred policy acquisition costs	90,508	83,836
Investment income	22,201	13,712
Unrealized gains	55,917	–
Nonqualified deferred compensation	14,181	14,667
Postretirement employee benefits	2,542	2,501
Separate accounts	26,961	18,775
Other, net	22,656	19,796
Total deferred tax assets	325,861	255,464
Net deferred tax liabilities	$ (18,679)	$ (60,062)

The components of federal income tax expense consist of the following (in thousands):

	December 31 1999	1998	1997
Current	$ 9,399	$24,111	$37,542
Deferred	16,934	9,955	9,477
Federal income tax expense	$26,333	$34,066	$47,019

The Company's effective income tax rate did not vary significantly from the statutory federal income tax rate.

Security Life of Denver Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Income Taxes (continued)

The Company had net income tax payments of $28,723,000 during 1999, $18,283,000 during 1998, and $55,468,000 during 1997 for current income tax payments and settlements of prior year returns.

The Policyholder's Surplus Account is an accumulation of certain special deductions for income tax purposes and a portion of the "gains from operations" which were not subject to current taxation under the Life Insurance Tax Act of 1959. At December 31, 1984, the balance in this account for tax return purposes was approximately $70,800,000. The Tax Reform Act of 1984 provides that no further accumulations will be made in this account. If amounts accumulated in the Policyholder's Surplus Account exceed certain limits, or if distributions to the stockholder exceed amounts in the Stockholder's Surplus Account, to the extent of such excess amount or excess distributions, as determined for income tax purposes, amounts in the Policyholder's Surplus Account would become subject to income tax at rates in effect at that time. Should this occur, the maximum tax which would be paid at the current tax rate is $24,780,000. The Company does not anticipate any such action or foresee any events which would result in such tax; accordingly, a deferred tax liability has not been established.

10. Long-Term Debt

Long-term indebtedness to related parties for $100,000,000 represents the cumulative cash draws on a $100,000,000 commitment from ING America Insurance Holdings, Inc. through December 31, 1999. This subordinated note bears interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury Bonds plus 1/4% adjusted annually.

The repayment of this note requires approval of the Commissioner of Insurance of the State of Colorado and is payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level.

The principal and interest is scheduled to be repaid in five annual installments beginning April 15, 2000 and continuing through April 15, 2004, with the option of prepaying any outstanding principal and accrued interest. As of December 31, 1999, the Company accrued interest of $11,098,000. Upon receiving approval from the Commissioner of Insurance of the State of Colorado, the Company made a $5,128,000 payment for accrued interest during 1998. The Company recognized interest expense of $5,711,000, $5,387,000, and $5,096,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

Security Life of Denver Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10. Long-Term Debt (continued)

Future minimum payments, assuming a current effective interest rate of 6.65%, are as follows (in thousands):

Year	Total Payments
2000	$ 26,838
2001	26,838
2002	26,838
2003	26,838
2004	26,838
Total	134,190
Less imputed interest	(34,190)
Principal outstanding	$100,000

11. Statutory Accounting Information and Practices

Security Life and its insurance subsidiaries prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by their state of domicile. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, and from company to company within the state, and may change in the future.

During 1998, the NAIC completed the process of codifying statutory accounting practices ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that Security Life uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domiciled within those states. Accordingly, before Codification becomes effective for Security Life, the State of Colorado must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time it is anticipated that the State of Colorado will adopt Codification.

11. Statutory Accounting Information and Practices (continued)

Prescribed statutory reserve methodology does not fully encompass universal life-type products. The NAIC, however, has promulgated a Model Regulation regarding Universal Life Reserves. The Colorado Division of Insurance has not adopted the regulation, but requires that reserves be held which are at least as great as those required by Colorado Statutes. The NAIC UL Model Regulation is used by the Company to provide reserves consistent with the principles of this article. Because the reserves satisfy the requirements prescribed by the State of Colorado for the valuation of universal life insurance, the Company is permitted to compute reserves in accordance with this model regulation.

The NAIC prescribes Risk-Based Capital (RBC) requirements for life/health insurance companies. At December 31, 1999, the Company exceeded all minimum RBC requirements.

Combined capital and surplus, determined in accordance with statutory accounting practices (SAP), was $434,983,000 and $386,607,000 at December 31, 1999 and 1998, respectively. Combined net income, determined in accordance with SAP, was $18,635,000, $11,712,000, and $22,261,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

Security Life is required to maintain a minimum total statutory capital and surplus in the state of domicile of $1,500,000. Midwestern United is required to maintain minimum statutory capital of $200,000 and surplus of $250,000 in the state of domicile. First ING is required to maintain minimum statutory capital of $1,000,000 and paid-in surplus of at least 50% of paid-in capital in the state of domicile. Each company exceeded its respective minimum statutory capital and surplus requirements at December 31, 1999. Additionally, the amount of dividends which can be paid by each company to its stockholder without prior approval of the various state insurance departments is generally limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

Financial Statements

12. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. Life insurance liabilities that contain mortality risk and all nonfinancial instruments are excluded from disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

12. Fair Values of Financial Instruments (continued)

The carrying amounts and fair values of the Company's financial instruments at December 31, 1999 and 1998 are summarized below (in thousands):

| | December 31 | | | |
| | 1999 | | 1998 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Fixed maturities *(Note 2)*	$3,486,939	$3,486,939	$3,503,530	$3,503,530
Equity securities *(Note 2)*	7,944	7,944	8,400	8,400
Mortgage loans	1,006,443	975,436	784,108	832,629
Policy loans	961,586	961,586	925,623	925,623
Short-term investments	186,917	186,917	747	747
Cash	48,630	48,630	31,644	31,644
Indebtedness from related parties	33,220	33,220	4,339	4,339
Separate account assets	644,975	644,975	423,474	423,474
Liabilities				
Supplemental contracts without life contingencies	3,778	3,778	3,966	3,966
Other policyholder funds left on deposit	431,706	431,706	98,638	98,638
Individual and group annuities, net of reinsurance	149,089	152,824	87,096	86,007
Indebtedness to related parties	34,231	34,231	13,755	13,755
Long-term debt to related parties	100,000	100,000	100,000	100,000
Accrued interest on long-term debt to related parties	11,098	11,098	5,387	5,387
Separate account liabilities	644,975	644,975	423,474	423,474

Financial Statements

12. Fair Values of Financial Instruments (continued)

The carrying values of all other financial instruments approximate their fair values.

The following methods and assumptions were used by the Company in estimating the "fair value" disclosures for financial instruments:

Fixed Maturities and Equity Securities: The fair values for fixed maturities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements and collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality and maturity which fall within a range between 4.2% and 22.9% over the total portfolio. The fair values of equity securities are based on quoted market prices.

Mortgage Loans: Estimated market values for commercial real estate loans are generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads implied by independent published surveys. The same is applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these are discounted at a greater spread to reflect increased risk.

All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Policy Loans: The carrying amounts reported in the balance sheets for these financial instruments approximate their fair values.

Derivative Financial Instruments: Fair values for on-balance-sheet derivative financial instruments (caps and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

12. Fair Values of Financial Instruments (continued)

Other Investment-Type Insurance Contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender value. The carrying values of other liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies and premium deposits, approximate their fair values.

Off-Balance-Sheet Instruments: The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $70,000,000 and $66,480,000 in 1999 and 1998, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these contracts. Such contracts had a value of $471,380,000 and $433,689,000 at December 31, 1999 and 1998, respectively. Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 90% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism which passes such interest rate risk to plan participants.

Letters of Credit: The Company is the beneficiary of letters of credit totaling $198,726,000 which have a market value to the Company of $0 and two lines of credit totaling $307,902,000 which have a market value to the Company of $0 (see Note 14).

13. Commitments and Contingencies

The Company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a material adverse effect on the Company's financial position or interfere with its operations.

Financial
Statements

13. Commitments and Contingencies (continued)

The Company has an accrued liability of $38,000,000 at December 31, 1999 related to certain potential litigation similar to that faced by other major life insurers. This litigation relates to sales practices of interest-sensitive policies. The Company is vigorously defending its position in these cases. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a material adverse effect on the Company's financial position or interfere with its operations.

14. Other Financing Arrangements

The Company has a $167,902,000 line of credit issued by the Company's parent to provide short-term liquidity. The Company has an additional non-affiliated line of credit of $140,000,000, also to provide short-term liquidity, which expires July 31, 2000. The amount of funds available under this line is reduced by borrowings of certain affiliates also party to the agreement. The outstanding borrowings under these agreements were $16,200,000 and $0 at December 31, 1999 and 1998, respectively. The weighted-average balance outstanding of short-term debt was $13.1 million during 1999. The weighted-average interest rate paid on this debt during 1999 was 5.20% (see Note 12).

The Company is the beneficiary of letters of credit totaling $198,726,000 that were established in accordance with the terms of reinsurance agreements. Such letters of credit are unconditional and irrevocable, and provide for automatic renewal for the following year at December 31. The letters were unused during both 1999 and 1998.

Financial Statements

Security Life Separate Account L1 of Security Life of Denver Insurance Company

Years ended December 31, 1999, 1998 and 1997 with Report of Independent Auditors

Financial
Statements

Security Life Separate Account L1

Financial Statements

Years ended December 31, 1999, 1998 and 1997

Contents

Report of Independent Auditors 101

Audited Financial Statements

Statement of Net Assets 102
Statement of Operations 109
Statement of Changes in Net Assets 129
Notes to Financial Statements 149

Report of Independent Auditors

Policyholders
Security Life Separate Account L1 of
   Security Life of Denver Insurance Company

We have audited the accompanying statement of net assets of Security Life Separate Account L1 of Security Life of Denver Insurance Company (comprising, respectively, the Neuberger Berman Advisers Management Trust (comprising the Limited Maturity Bond, Growth and Partners Divisions) ("NB"), the Alger American Fund (comprising the American Small Capitalization, American MidCap Growth, American Growth and American Leveraged AllCap Divisions) ("Alger"), the Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II (comprising the Asset Manager, Growth, Overseas, Money Market and Index 500 Divisions) ("Fidelity"), the INVESCO Variable Investment Funds, Inc. (comprising the Total Return, Equity Income, High Yield, Utilities and Small Company Growth Divisions) ("INVESCO"), the Van Eck Worldwide Trust (comprising the Worldwide Hard Assets, Worldwide Bond, Worldwide Emerging Markets and Worldwide Real Estate Divisions) ("Van Eck") and AIM Advisors, Inc. (comprising the Capital Appreciation and Government Securities Divisions) ("AIM")) as of December 31, 1999, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life Separate Account L1 at December 31, 1999, and the results of its operations and changes in its net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

April 7, 2000

Security Life Separate Account L1

Statement of Net Assets

December 31, 1999

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM
Assets							
Investments in mutual funds at market value *(Note C)*	$520,874,988	$53,597,588	$109,451,239	$294,325,533	$44,538,862	$6,258,525	$12,703,241
Total assets	520,874,988	53,597,588	109,451,239	294,325,533	44,538,862	6,258,525	12,703,241
Liabilities							
Due to (from) Security Life of Denver	(427,980)	(99,394)	(63,161)	(120,210)	(99,549)	(45,652)	(14)
Total Liabilities	(427,980)	(99,394)	(63,161)	(120,210)	(99,549)	(45,652)	(14)
Net assets	$521,302,968	$53,696,982	$109,514,400	$294,445,743	$44,638,411	$6,304,177	$12,703,255
Policyholder reserves							
Reserves attributable to the policyholders *(Note B)*	$521,302,968	$53,696,982	$109,514,400	$294,445,743	$44,638,411	$6,304,177	$12,703,255
Total policyholder reserves	$521,302,968	$53,696,982	$109,514,400	$294,445,743	$44,638,411	$6,304,177	$12,703,255

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 1999

	NB			
	Total NB	**Limited Maturity Bond**	**Growth**	**Partners**
Assets				
Investments in mutual funds at market value *(Note C)*	$53,597,588	$11,200,520	$13,066,321	$29,330,747
Total assets	53,597,588	11,200,520	13,066,321	29,330,747
Liabilities				
Due to (from) Security Life of Denver	(99,394)	(308)	(9,833)	(89,253)
Total Liabilities	(99,394)	(308)	(9,833)	(89,253)
Net assets	$53,696,982	$11,200,828	$13,076,154	$29,420,000
Policyholder reserves				
Reserves attributable to the policyholders *(Note B)*	$53,696,982	$11,200,828	$13,076,154	$29,420,000
Total policyholder reserves	$53,696,982	$11,200,828	$13,076,154	$29,420,000
Number of divisional units outstanding *(Note G)*		889,159.604	434,338.368	1,212,133.448
Value per divisional unit		$12.60	$30.11	$24.27

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 1999

	Total Alger	Alger American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Assets					
Investments in mutual funds at market value *(Note C)*	$109,451,239	$27,748,150	$17,280,636	$41,361,603	$23,060,850
Total assets	109,451,239	27,748,150	17,280,636	41,361,603	23,060,850
Liabilities					
Due to (from) Security Life of Denver	(63,161)	(31,605)	(6,851)	(21,895)	(2,810)
Total Liabilities	(63,161)	(31,605)	(6,851)	(21,895)	(2,810)
Net assets	$109,514,400	$27,779,755	$17,287,487	$41,383,498	$23,063,660
Policyholder reserves					
Reserves attributable to the policyholders *(Note B)*	$109,514,400	$27,779,755	$17,287,487	$41,383,498	$23,063,660
Total policyholder reserves	$109,514,400	$27,779,755	$17,287,487	$41,383,498	$23,063,660
Number of divisional units outstanding *(Note G)*		1,055,757.484	576,738.314	1,257,371.637	425,281.099
Value per divisional unit		$26.31	$29.97	$32.91	$54.23

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 1999

		Fidelity				
	Total Fidelity	**Asset Manager**	**Growth**	**Overseas**	**Money Market**	**Index 500**
Assets						
Investments in mutual funds at market value *(Note C)*	$294,325,533	$13,585,360	$58,152,709	$34,884,083	$34,799,038	$152,904,343
Total assets	294,325,533	13,585,360	58,152,709	34,884,083	34,799,038	152,904,343
Liabilities						
Due to (from) Security Life of Denver	(120,210)	(5,098)	(5,121)	(100,198)	1,630	(11,423)
Total Liabilities	(120,210)	(5,098)	(5,121)	(100,198)	1,630	(11,423)
Net assets	$294,445,743	$13,590,458	$58,157,830	$34,984,281	$34,797,408	$152,915,766
Policyholder reserves						
Reserves attributable to the policyholders *(Note B)*	$294,445,743	$13,590,458	$58,157,830	$34,984,281	$34,797,408	$152,915,766
Total policyholder reserves	$294,445,743	$13,590,458	$58,157,830	$34,984,281	$34,797,408	$152,915,766
Number of divisional units outstanding *(Note G)*		722,717.906	1,676,236.646	1,716,617.627	2,763,648.297	4,772,484.597
Value per divisional unit		$18.80	$34.70	$20.38	$12.59	$32.04

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 1999

	INVESCO					
	Total INVESCO	Total Return	Equity Income	High Yield	Utilities	Small Company Growth
Assets						
Investments in mutual funds at market value *(Note C)*	$44,538,862	$10,386,525	$16,189,342	$9,419,547	$4,140,713	$4,402,735
Total assets	44,538,862	10,386,525	16,189,342	9,419,547	4,140,713	4,402,735
Liabilities						
Due to (from) Security Life of Denver	(99,549)	(125)	(31,211)	(1,130)	(602)	(66,481)
Total Liabilities	(99,549)	(125)	(31,211)	(1,130)	(602)	(66,481)
Net assets	$44,638,411	$10,386,650	$16,220,553	$9,420,677	$4,141,315	$4,469,216
Policyholder reserves						
Reserves attributable to the policyholders *(Note B)*	$44,638,411	$10,386,650	$16,220,553	$9,420,677	$4,141,315	$4,469,216
Total Policyholder reserves	$44,638,411	$10,386,650	$16,220,553	$9,420,677	$4,141,315	$4,469,216
Number of divisional units outstanding *(Note G)*		602,187.614	621,047.937	536,863.946	189,409.984	212,503.210
Value per divisional unit		$17.25	$26.12	$17.55	$21.86	$21.03

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 1999

		Van Eck			
	Total Van Eck	**Worldwide Hard Assets**	**Worldwide Bond**	**Worldwide Emerging Markets**	**Worldwide Real Estate**
Assets					
Investments in mutual funds at market value *(Note C)*	$6,258,525	$2,305,855	$335,746	$3,067,087	$549,837
Total assets	6,258,525	2,305,855	335,746	3,067,087	549,837
Liabilities					
Due to (from) Security Life of Denver	(45,652)	(223)	1,543	(46,972)	–
Total Liabilities	(45,652)	(223)	1,543	(46,972)	–
Net assets	$6,304,177	$2,306,078	$334,203	$3,114,059	$549,837
Policyholder reserves					
Reserves attributable to the policyholders *(Note B)*	$6,304,177	$2,306,078	$334,203	$3,114,059	$549,837
Total Policyholder reserves	$6,304,177	$2,306,078	$334,203	$3,114,059	$549,837
Number of divisional units outstanding *(Note G)*		236,972.429	33,114.078	228,819.195	64,967.173
Value per divisional unit		$9.73	$10.09	$13.61	$8.46

See accompanying notes.

Financial
Statements

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 1999

		AIM	
	Total AIM	**Capital Appreciation**	**Government Securities**
Assets			
Investments in mutual funds at market value *(Note C)*	$12,703,241	$5,308,909	$7,394,332
Total assets	12,703,241	5,308,909	7,394,332
Liabilities			
Due to (from) Security Life of Denver	(14)	(13)	(1)
Total Liabilities	(14)	(13)	(1)
Net assets	$12,703,255	$5,308,922	$7,394,333
Policyholder reserves			
Reserves attributable to the policyholders *(Note B)*	$12,703,255	$5,308,922	$7,394,333
Total Policyholder reserves	$12,703,255	$5,308,922	$7,394,333
Number of divisional units outstanding *(Note G)*		323,846.032	715,905.149
Value per divisional unit		$16.39	$10.33

See accompanying notes.

Security Life Separate Account L1

Statement of Operations

Year Ended December 31, 1999

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM
Investment income							
Dividends from mutual funds	$18,884,169	$2,123,919	$ 7,325,481	$ 7,908,482	$1,183,695	$ 30,826	$ 311,766
Less valuation period deductions *(Note B)*	2,908,885	371,218	557,411	1,629,301	272,130	27,814	51,011
Net investment income (loss)	15,975,284	1,752,701	6,768,070	6,279,181	911,565	3,012	260,755
Realized and unrealized gains (losses) on investments							
Net realized gains (losses) on investments	18,191,446	557,950	5,023,269	11,358,812	1,094,239	73,144	84,032
Net unrealized gains (losses) on investments	55,998,041	3,797,732	17,500,945	30,152,442	2,135,798	1,374,192	1,036,932
Net realized and unrealized gains (losses) on investments	74,189,487	4,355,682	22,524,214	41,511,254	3,230,037	1,447,336	1,120,964
Net increase (decrease) in net assets resulting from operations	$90,164,771	$6,108,383	$29,292,284	$47,790,435	$4,141,602	$1,450,348	$1,381,719

See accompanying notes.

Financial Statements

Statement of Operations (continued)

Year Ended December 31, 1999

	NB			
	Total NB	**Limited Maturity Bond**	**Growth**	**Partners**
Investment income				
Dividends from mutual funds	$2,123,919	$911,596	$ 453,085	$ 759,238
Less valuation period deductions *(Note B)*	371,218	108,699	70,308	192,211
Net investment income (loss)	1,752,701	802,897	382,777	567,027
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	557,950	(293,615)	318,964	532,601
Net unrealized gains (losses) on investments	3,797,732	(423,477)	3,714,218	506,991
Net realized and unrealized gains (losses) on investments	4,355,682	(717,092)	4,033,182	1,039,592
Net increase (decrease) in net assets resulting from operations	$6,108,383	$ 85,805	$4,415,959	$1,606,619

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1999

		Alger			
	Total Alger	**American Small Capitalization**	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Investment income					
Dividends from mutual funds	$ 7,325,481	$2,200,048	$1,636,538	$2,764,203	$ 724,692
Less valuation period deductions *(Note B)*	557,411	141,734	88,955	233,373	93,349
Net investment income (loss)	6,768,070	2,058,314	1,547,583	2,530,830	631,343
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	5,023,269	94,825	322,974	2,007,625	2,597,845
Net unrealized gains (losses) on investments	17,500,945	5,993,398	2,015,333	4,584,649	4,907,565
Net realized and unrealized gains (losses) on investments	22,524,214	6,088,223	2,338,307	6,592,274	7,505,410
Net increase (decrease) in net assets resulting from operations	$29,292,284	$8,146,537	$3,885,890	$9,123,104	$8,136,753

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1999

	Fidelity					
	Total Fidelity	**Asset Manager**	**Growth**	**Overseas**	**Money Market**	**Index 500**
Investment income						
Dividends from mutual funds	$ 7,908,482	$ 798,528	$ 3,508,501	$ 820,014	$1,277,704	$ 1,503,735
Less valuation period deductions *(Note B)*	1,629,301	83,646	308,868	188,207	188,211	860,369
Net investment income (loss)	6,279,181	714,882	3,199,633	631,807	1,089,493	643,366
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	11,358,812	122,474	7,459,882	553,230	–	3,223,226
Net unrealized gains (losses) on investments	30,152,442	316,538	3,509,953	8,740,414	–	17,585,537
Net realized and unrealized gains (losses) on investments	41,511,254	439,012	10,969,835	9,293,644	–	20,808,763
Net increase (decrease) in net assets resulting from operations	$47,790,435	$1,153,894	$14,169,468	$9,925,451	$1,089,493	$21,452,129

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1999

	INVESCO					
	Total INVESCO	Total Return	Equity Income	High Yield	Utilities	Small Company Growth
Investment income						
Dividends from mutual funds	$1,183,695	$ 276,071	$ 252,055	$618,531	$ 37,038	$ –
Less valuation period deductions *(Note B)*	272,130	71,255	97,430	65,338	23,769	14,338
Net investment income (loss)	911,565	204,816	154,625	553,193	13,269	(14,338)
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	1,094,239	286,623	506,767	(241,611)	304,911	237,549
Net unrealized gains (losses) on investments	2,135,798	(923,083)	965,264	379,005	179,598	1,535,014
Net realized and unrealized gains (losses) on investments	3,230,037	(636,460)	1,472,031	137,394	484,509	1,772,563
Net increase (decrease) in net assets resulting from operations	$4,141,602	$(431,644)	$1,626,656	$690,587	$497,778	$1,758,225

See accompanying notes.

Financial
Statements

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1999

	Van Eck				
	Total Van Eck	Worldwide Hard Assets	Worldwide Bond	Worldwide Emerging Markets	Worldwide Real Estate
Investment income					
Dividends from mutual funds	$ 30,826	$ 16,585	$ 12,446	$ –	$ 1,795
Less valuation period deductions *(Note B)*	27,814	12,646	2,550	10,886	1,732
Net investment income (loss)	3,012	3,939	9,896	(10,886)	63
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	73,144	(313,009)	(25,853)	410,384	1,622
Net unrealized gains (losses) on investments	1,374,192	592,123	(9,920)	809,962	(17,973)
Net realized and unrealized gains (losses) on investments	1,447,336	279,114	(35,773)	1,220,346	(16,351)
Net increase (decrease) in net assets resulting from operations	$1,450,348	$283,053	$(25,877)	$1,209,460	$(16,288)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1999

		AIM	
	Total AIM	**Capital Appreciation**	**Government Securities**
Investment income			
Dividends from mutual funds	$ 311,766	$ 113,467	$198,299
Less valuation period deductions *(Note B)*	51,011	19,289	31,722
Net investment income (loss)	260,755	94,178	166,577
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	84,032	92,256	(8,224)
Net unrealized gains (losses) on investments	1,036,932	1,257,369	(220,437)
Net realized and unrealized gains (losses) on investments	1,120,964	1,349,625	(228,661)
Net increase (decrease) in net assets resulting from operations	$1,381,719	$1,443,803	$(62,084)

See accompanying notes.

Financial
Statements

Security Life Separate Account L1

Statement of Operations

Year Ended December 31, 1998

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM
Investment income							
Dividends from mutual funds	$17,747,833	$4,273,690	$ 4,617,072	$ 6,943,854	$1,625,860	$ 189,620	$ 97,737
Less valuation period deductions *(Note B)*	1,740,661	291,487	290,412	971,160	162,321	11,393	13,888
Net investment income (loss)	16,007,172	3,982,203	4,326,660	5,972,694	1,463,539	178,227	83,849
Realized and unrealized gains (losses) on investments							
Net realized gains (losses) on investments	8,536,274	347,823	1,685,294	6,403,348	355,780	(260,570)	4,599
Net unrealized gains (losses) on investments	18,766,977	(2,323,636)	5,825,800	15,230,082	248,681	(368,037)	154,087
Net realized and unrealized gains (losses) on investments	27,303,251	(1,975,813)	7,511,094	21,633,430	604,461	(628,607)	158,686
Net increase (decrease) in net assets resulting from operations	$43,310,423	$2,006,390	$11,837,754	$27,606,124	$2,068,000	$(450,380)	$242,535

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1998

	NB				
	Total NB	**Limited Maturity Bond**	**Growth**	**Government Income**	**Partners**
Investment income					
Dividends from mutual funds	$4,273,690	$409,268	$1,579,109	$136,565	$2,148,748
Less valuation period deductions *(Note B)*	291,487	87,183	52,660	3,213	148,431
Net investment income (loss)	3,982,203	322,085	1,526,449	133,352	2,000,317
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	347,823	10,003	(264,148)	(53,894)	655,862
Net unrealized gains (losses) on investments	(2,323,636)	59,369	(81,576)	(60,954)	(2,240,475)
Net realized and unrealized gains (losses) on investments	(1,975,813)	69,372	(345,724)	(114,848)	(1,584,613)
Net increase (decrease) in net assets resulting from operations	$2,006,390	$391,457	$1,180,725	$ 18,504	$ 415,704

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1998

		Alger			
	Total Alger	**American Small Capitalization**	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Investment income					
Dividends from mutual funds	$ 4,617,072	$1,681,373	$ 593,045	$2,196,712	$ 145,942
Less valuation period deductions *(Note B)*	290,412	95,588	53,316	113,376	28,132
Net investment income (loss)	4,326,660	1,585,785	539,729	2,083,336	117,810
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	1,685,294	186,963	316,932	915,872	265,527
Net unrealized gains (losses) on investments	5,825,800	166,990	1,022,340	3,099,428	1,537,042
Net realized and unrealized gains (losses) on investments	7,511,094	353,953	1,339,272	4,015,300	1,802,569
Net increase (decrease) in net assets resulting from operations	$11,837,754	$1,939,738	$1,879,001	$6,098,636	$1,920,379

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1998

			Fidelity			
	Total Fidelity	**Asset Manager**	**Growth**	**Overseas**	**Money Market**	**Index 500**
Investment income						
Dividends from mutual funds	$ 6,943,854	$ 808,986	$2,663,618	$1,015,626	$830,137	$ 1,625,487
Less valuation period deductions *(Note B)*	971,160	63,669	183,002	129,504	116,932	478,053
Net investment income (loss)	5,972,694	745,317	2,480,616	886,122	713,205	1,147,434
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	6,403,348	20,247	1,534,000	298,379	–	4,550,722
Net unrealized gains (losses) on investments	15,230,082	315,702	4,444,805	707,398	–	9,762,177
Net realized and unrealized gains (losses) on investments	21,633,430	335,949	5,978,805	1,005,777	–	14,312,899
Net increase (decrease) in net assets resulting from operations	$27,606,124	$1,081,266	$8,459,421	$1,891,899	$713,205	$15,460,333

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1998

	INVESCO					
	Total INVESCO	**Total Return**	**Equity Income**	**High Yield**	**Utilities**	**Small Company Growth**
Investment income						
Dividends from mutual funds	$1,625,860	$312,534	$ 514,174	$769,805	$ 29,058	$ 289
Less valuation period deductions *(Note B)*	162,321	40,898	60,678	49,140	10,730	875
Net investment income (loss)	1,463,539	271,636	453,496	720,665	18,328	(586)
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	355,780	136,473	342,342	(151,382)	35,245	(6,898)
Net unrealized gains (losses) on investments	248,681	73,689	359,519	(541,125)	282,500	74,098
Net realized and unrealized gains (losses) on investments	604,461	210,162	701,861	(692,507)	317,745	67,200
Net increase (decrease) in net assets resulting from operations	$2,068,000	$481,798	$1,155,357	$ 28,158	$336,073	$66,614

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1998

	Van Eck					
	Total Van Eck	**Worldwide Balanced**	**Worldwide Hard Assets**	**Worldwide Bond**	**Worldwide Emerging Markets**	**Worldwide Real Estate**
Investment income						
Dividends from mutual funds	$ 189,620	$45,674	$ 143,946	$ –	$ –	$ –
Less valuation period deductions *(Note B)*	11,393	1,050	8,170	212	1,736	225
Net investment income (loss)	178,227	44,624	135,776	(212)	(1,736)	(225)
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	(260,570)	4,682	(162,110)	130	(101,436)	(1,836)
Net unrealized gains (losses) on investments	(368,037)	(23,403)	(395,698)	3,953	47,140	(29)
Net realized and unrealized gains (losses) on investments	(628,607)	(18,721)	(557,808)	4,083	(54,296)	(1,865)
Net increase (decrease) in net assets resulting from operations	$(450,380)	$25,903	$(422,032)	$3,871	$(56,032)	$(2,090)

See accompanying notes.

Statement of Operations (continued)

Year Ended December 31, 1998

	AIM		
	Total AIM	**Capital Appreciation**	**Government Securities**
Investment income			
Dividends from mutual funds	$ 97,737	$ 27,109	$ 70,628
Less valuation period deductions *(Note B)*	13,888	3,056	10,832
Net investment income (loss)	83,849	24,053	59,796
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	4,599	(3,315)	7,914
Net unrealized gains (losses) on investments	154,087	119,225	34,862
Net realized and unrealized gains (losses) on investments	158,686	115,910	42,776
Net increase (decrease) in net assets resulting from operations	$242,535	$139,963	$102,572

See accompanying notes.

Security Life Separate Account L1

Statement of Operations

Year Ended December 31, 1997

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck
Investment income						
Dividends from mutual funds	$ 4,158,702	$ 678,740	$ 323,895	$2,094,346	$1,039,818	$21,903
Less valuation period deductions *(Note B)*	813,630	135,310	141,930	461,022	67,625	7,743
Net investment income (loss)	3,345,072	543,430	181,965	1,633,324	972,193	14,160
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	3,199,375	406,286	894,818	1,320,426	523,956	53,889
Net unrealized gains (losses) on investments	10,643,150	2,273,595	1,647,989	6,476,412	298,662	(53,508)
Net realized and unrealized gains (losses) on investments	13,842,525	2,679,881	2,542,807	7,796,838	822,618	381
Net increase (decrease) in net assets resulting from operations	$17,187,597	$3,223,311	$2,724,772	$9,430,162	$1,794,811	$14,541

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1997

	Total NB	NB Limited Maturity Bond	Growth	Government Income	Partners
Investment income					
Dividends from mutual funds	$ 678,740	$156,667	$183,497	$ 72,086	$ 266,490
Less valuation period deductions *(Note B)*	135,310	33,725	24,959	10,366	66,260
Net investment income (loss)	543,430	122,942	158,538	61,720	200,230
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	406,286	(20,056)	14,997	25,762	385,583
Net unrealized gains (losses) on investments	2,273,595	159,151	533,906	26,882	1,553,656
Net realized and unrealized gains (losses) on investments	2,679,881	139,095	548,903	52,644	1,939,239
Net increase (decrease) in net assets resulting from operations	$3,223,311	$262,037	$707,441	$114,364	$2,139,469

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1997

	Total Alger	Alger American Small Capitalization	Alger American MidCap Growth	Alger American Growth	Alger American Leveraged AllCap
Investment income					
Dividends from mutual funds	$ 323,895	$218,789	$ 55,945	$ 49,161	$ –
Less valuation period deductions *(Note B)*	141,930	51,004	28,138	48,785	14,003
Net investment income (loss)	181,965	167,785	27,807	376	(14,003)
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	894,818	114,651	228,363	237,727	314,077
Net unrealized gains (losses) on investments	1,647,989	483,518	246,489	970,056	(52,074)
Net realized and unrealized gains (losses) on investments	2,542,807	598,169	474,852	1,207,783	262,003
Net increase (decrease) in net assets resulting from operations	$2,724,772	$765,954	$502,659	$1,208,159	$248,000

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1997

			Fidelity			
	Total Fidelity	**Asset Manager**	**Growth**	**Overseas**	**Money Market**	**Index 500**
Investment income						
Dividends from mutual funds	$2,094,346	$204,696	$ 274,868	$451,874	$764,538	$ 398,370
Less valuation period deductions *(Note B)*	461,022	27,097	91,298	60,714	107,253	174,660
Net investment income (loss)	1,633,324	177,599	183,570	391,160	657,285	223,710
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	1,320,426	33,000	662,436	332,544	–	292,446
Net unrealized gains (losses) on investments	6,476,412	350,408	1,347,793	(305,456)	–	5,083,667
Net realized and unrealized gains (losses) on investments	7,796,838	383,408	2,010,229	27,088	–	5,376,113
Net increase (decrease) in net assets resulting from operations	$9,430,162	$561,007	$2,193,799	$418,248	$657,285	$5,599,823

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1997

	INVESCO				
	Total INVESCO	**Total Return**	**Equity Income**	**High Yield**	**Utilities**
Investment income					
Dividends from mutual funds	$1,039,818	$ 76,461	$417,376	$519,369	$ 26,612
Less valuation period deductions *(Note B)*	67,625	12,921	27,525	23,478	3,701
Net investment income (loss)	972,193	63,540	389,851	495,891	22,911
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	523,956	46,241	116,951	269,799	90,965
Net unrealized gains (losses) on investments	298,662	203,429	324,767	(253,231)	23,697
Net realized and unrealized gains (losses) on investments	822,618	249,670	441,718	16,568	114,662
Net increase (decrease) in net assets resulting from operations	$1,794,811	$313,210	$831,569	$512,459	$137,573

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Operations (continued)

Year Ended December 31, 1997

	Van Eck		
	Total Van Eck	**Worldwide Balanced**	**Worldwide Hard Assets**
Investment income			
Dividends from mutual funds	$21,903	$ 9,006	$ 12,897
Less valuation period deductions *(Note B)*	7,743	3,329	4,414
Net investment income (loss)	14,160	5,677	8,483
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	53,889	37,785	16,104
Net unrealized gains (losses) on investments	(53,508)	4,122	(57,630)
Net realized and unrealized gains (losses) on investments	381	41,907	(41,526)
Net increase (decrease) in net assets resulting from operations	$14,541	$47,584	$(33,043)

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets

Year Ended December 31, 1999

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM
Increase (decrease) in net assets							
Operations							
Net investment income (loss)	$ 15,975,284	$ 1,752,701	$ 6,768,070	$ 6,279,181	$ 911,565	$ 3,012	$ 260,755
Net realized gains (losses) on investments	18,191,446	557,950	5,023,269	11,358,812	1,094,239	73,144	84,032
Net unrealized gains (losses) on investments	55,998,041	3,797,732	17,500,945	30,152,442	2,135,798	1,374,192	1,036,932
Increase in net assets from operations	90,164,771	6,108,383	29,292,284	47,790,435	4,141,602	1,450,348	1,381,719
Changes from principal transactions							
Net premiums	162,042,407	9,691,552	19,246,531	115,810,413	12,770,723	1,311,620	3,211,568
Cost of insurance and administrative charges	(20,649,015)	(2,172,531)	(3,837,369)	(11,622,709)	(2,460,819)	(173,456)	(382,131)
Benefit payments	(542,037)	–	–	(542,037)	–	–	–
Surrenders	(15,066,657)	(1,529,928)	(3,447,763)	(7,887,081)	(1,567,128)	(33,331)	(601,426)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	91,435	(5,513,893)	13,797,533	(17,535,989)	2,140,348	1,919,235	5,284,201
Other	231,958	45,648	34,663	146,782	(17,068)	12,762	9,171
Increase from principal transactions	126,108,091	520,848	25,793,595	78,369,379	10,866,056	3,036,830	7,521,383
Total increase in net assets	216,272,862	6,629,231	55,085,879	126,159,814	15,007,658	4,487,178	8,903,102
Net assets at beginning of year	305,030,106	47,067,751	54,428,521	168,285,929	29,630,753	1,816,999	3,800,153
Net assets at end of year	$521,302,968	$53,696,982	$109,514,400	$294,445,743	$44,638,411	$6,304,177	$12,703,255

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1999

	NB			
	Total NB	Limited Maturity Bond	Growth	Partners
Increase in net assets				
Operations				
Net investment income (loss)	$ 1,752,701	$ 802,897	$ 382,777	$ 567,027
Net realized gains (losses) on investments	557,950	(293,615)	318,964	532,601
Net unrealized gains (losses) on investments	3,797,732	(423,477)	3,714,218	506,991
Increase in net assets from operations	6,108,383	85,805	4,415,959	1,606,619
Changes from principal transactions				
Net premiums	9,691,552	2,691,658	1,968,259	5,031,635
Cost of insurance and administrative charges	(2,172,531)	(532,487)	(382,030)	(1,258,014)
Benefit payments				
Surrenders	(1,529,928)	(1,033,731)	(175,255)	(320,942)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(5,513,893)	(5,610,959)	(1,798,195)	1,895,261
Other	45,648	22,193	21,256	2,199
Increase from principal transactions	520,848	(4,463,326)	(365,965)	5,350,139
Total increase in net assets	6,629,231	(4,377,521)	4,049,994	6,956,758
Net assets at beginning of year	47,067,751	15,578,349	9,026,160	22,463,242
Net assets at end of year	$53,696,982	$11,200,828	$13,076,154	$29,420,000

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1999

| | | | Alger | | |
	Total Alger	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 6,768,070	$ 2,058,314	$ 1,547,583	$ 2,530,830	$ 631,343
Net realized gains (losses) on investments	5,023,269	94,825	322,974	2,007,625	2,597,845
Net unrealized gains (losses) on investments	17,500,945	5,993,398	2,015,333	4,584,649	4,907,565
Increase in net assets from operations	29,292,284	8,146,537	3,885,890	9,123,104	8,136,753
Changes from principal transactions					
Net premiums	19,246,531	4,618,903	3,508,936	7,654,291	3,464,401
Cost of insurance and administrative charges	(3,837,369)	(957,053)	(661,896)	(1,597,077)	(621,343)
Benefit payments					
Surrenders	(3,447,763)	(986,740)	(286,174)	(1,594,894)	(579,955)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	13,797,533	1,461,610	1,637,697	4,904,801	5,793,425
Other	34,663	(6,873)	(17,173)	(10,341)	69,050
Increase from principal transactions	25,793,595	4,129,847	4,181,390	9,356,780	8,125,578
Total increase in net assets	55,085,879	12,276,384	8,067,280	18,479,884	16,262,331
Net assets at beginning of year	54,428,521	15,503,371	9,220,207	22,903,614	6,801,329
Net assets at end of year	$109,514,400	$27,779,755	$17,287,487	$41,383,498	$23,063,660

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1999

| | Fidelity | | | | | |
	Total Fidelity	Asset Manager	Growth	Overseas	Money Market	Index 500
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 6,279,181	$ 714,882	$ 3,199,633	$ 631,807	$ 1,089,493	$ 643,366
Net realized gains (losses) on investments	11,358,812	122,474	7,459,882	553,230	–	3,223,226
Net unrealized gains (losses) on investments	30,152,442	316,538	3,509,953	8,740,414	–	17,585,537
Increase in net assets from operations	47,790,435	1,153,894	14,169,468	9,925,451	1,089,493	21,452,129
Changes from principal transactions						
Net premiums	115,810,413	3,791,052	9,969,268	5,963,624	62,143,060	33,943,409
Cost of insurance and administrative charges	(11,622,709)	(604,489)	(1,912,531)	(1,071,163)	(2,273,369)	(5,761,157)
Benefit payments	(542,037)	–	–	–	(542,037)	–
Surrenders	(7,887,081)	(641,428)	(1,308,922)	(1,227,419)	(1,281,819)	(3,427,493)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(17,535,989)	(349,280)	4,285,808	788,107	(42,741,942)	20,481,318
Other	146,782	3,430	54,597	23,794	(8,230)	73,191
Increase from principal transactions	78,369,379	2,199,285	11,088,220	4,476,943	15,295,663	45,309,268
Total increase in net assets	126,159,814	3,353,179	25,257,688	14,402,394	16,385,156	66,761,397
Net assets at beginning of year	168,285,929	10,237,279	32,900,142	20,581,887	18,412,252	86,154,369
Net assets at end of year	$294,445,743	$13,590,458	$58,157,830	$34,984,281	$34,797,408	$152,915,766

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1999

	INVESCO					
	Total INVESCO	Total Return	Equity Income	High Yield	Utilities	Small Company Growth
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 911,565	$ 204,816	$ 154,625	$ 553,193	$ 13,269	$ (14,338)
Net realized gains (losses) on investments	1,094,239	286,623	506,767	(241,611)	304,911	237,549
Net unrealized gains (losses) on investments	2,135,798	(923,083)	965,264	379,005	179,598	1,535,014
Increase (decrease) in net assets from operations	4,141,602	(431,644)	1,626,656	690,587	497,778	1,758,225
Changes from principal transactions						
Net premiums	12,770,723	4,580,034	4,374,844	1,987,501	1,127,118	701,226
Cost of insurance and administrative charges	(2,460,819)	(764,047)	(922,117)	(471,532)	(198,877)	(104,246)
Benefit payments						
Surrenders	(1,567,128)	(239,246)	(333,959)	(155,182)	(820,016)	(18,725)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	2,140,348	(854,496)	643,961	(518,177)	1,491,088	1,377,972
Other	(17,068)	(9,279)	(21,837)	4,698	3,264	6,086
Increase from principal transactions	10,866,056	2,712,966	3,740,892	847,308	1,602,577	1,962,313
Total increase in net assets	15,007,658	2,281,322	5,367,548	1,537,895	2,100,355	3,720,538
Net assets at beginning of year	29,630,753	8,105,328	10,853,005	7,882,782	2,040,960	748,678
Net assets at end of year	$44,638,411	$10,386,650	$16,220,553	$9,420,677	$4,141,315	$4,469,216

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1999

		Van Eck			
	Total Van Eck	Worldwide Hard Assets	Worldwide Bond	Worldwide Emerging Markets	Worldwide Real Estate
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 3,012	$ 3,939	$ 9,896	$ (10,886)	$ 63
Net realized gains (losses) on investments	73,144	(313,009)	(25,853)	410,384	1,622
Net unrealized gains (losses) on investments	1,374,192	592,123	(9,920)	809,962	(17,973)
Increase (decrease) in net assets from operations	1,450,348	283,053	(25,877)	1,209,460	(16,288)
Changes from principal transactions					
Net premiums	1,311,620	441,045	253,322	416,537	200,716
Cost of insurance and administrative charges	(173,456)	(86,064)	(17,509)	(56,532)	(13,351)
Benefit payments					
Surrenders	(33,331)	(23,325)	–	(5,545)	(4,461)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	1,919,235	602,367	(80,721)	1,091,100	306,489
Other	12,762	15,247	(819)	(2,117)	451
Increase from principal transactions	3,036,830	949,270	154,273	1,443,443	489,844
Total increase in net assets	4,487,178	1,232,323	128,396	2,652,903	473,556
Net assets at beginning of year	1,816,999	1,073,755	205,807	461,156	76,281
Net assets at end of year	$6,304,177	$2,306,078	$334,203	$3,114,059	$549,837

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1999

	AIM		
	Total AIM	**Capital Appreciation**	**Government Securities**
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ 260,755	$ 94,178	$ 166,577
Net realized gains (losses) on investments	84,032	92,256	(8,224)
Net unrealized gains (losses) on investments	1,036,932	1,257,369	(220,437)
Increase (decrease) in net assets from operations	1,381,719	1,443,803	(62,084)
Changes from principal transactions			
Net premiums	3,211,568	1,497,094	1,714,474
Cost of insurance and administrative charges	(382,131)	(216,619)	(165,512)
Benefit payments			
Surrenders	(601,426)	(18,584)	(582,842)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	5,284,201	1,391,719	3,892,482
Other	9,171	7,073	2,098
Increase from principal transactions	7,521,383	2,660,683	4,860,700
Total increase in net assets	8,903,102	4,104,486	4,798,616
Net assets at beginning of year	3,800,153	1,204,436	2,595,717
Net assets at end of year	$12,703,255	$5,308,922	$7,394,333

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets

Year Ended December 31, 1998

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM
Increase (decrease) in net assets							
Operations							
Net investment income (loss)	$ 16,007,172	$ 3,982,203	$ 4,326,660	$ 5,972,694	$ 1,463,539	$ 178,227	$ 83,849
Net realized gains (losses) on investments	8,536,274	347,823	1,685,294	6,403,348	355,780	(260,570)	4,599
Net unrealized gains (losses) on investments	18,766,977	(2,323,636)	5,825,800	15,230,082	248,681	(368,037)	154,087
Increase (decrease) in net assets from operations	43,310,423	2,006,390	11,837,754	27,606,124	2,068,000	(450,380)	242,535
Changes from principal transactions							
Net premiums	128,820,440	12,563,792	13,089,164	92,335,231	8,092,294	875,501	1,864,458
Cost of insurance and administrative charges	(14,458,798)	(2,063,802)	(2,525,683)	(8,200,381)	(1,481,570)	(108,634)	(78,728)
Benefit payments	(306,862)	(11,220)	(26,492)	(259,989)	(9,161)	–	–
Surrenders	(10,842,736)	(725,767)	(859,454)	(8,654,377)	(586,533)	(15,198)	(1,407)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(3,936,799)	8,461,193	4,831,250	(25,231,056)	6,011,967	216,552	1,773,295
Other	(41,582)	(87,331)	(18,626)	54,208	9,107	1,060	–
Increase (decrease) from principal transactions	99,233,663	18,136,865	14,490,159	50,043,636	12,036,104	969,281	3,557,618
Total increase (decrease) in net assets	142,544,086	20,143,255	26,327,913	77,649,760	14,104,104	518,901	3,800,153
Net assets at beginning of year	162,486,020	26,924,496	28,100,608	90,636,169	15,526,649	1,298,098	–
Net assets at end of year	$305,030,106	$47,067,751	$54,428,521	$168,285,929	$29,630,753	$1,816,999	$3,800,153

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1998

	Total NB	NB Limited Maturity Bond	Growth	Government Income	Partners
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 3,982,203	$ 322,085	$1,526,449	$133,352	$ 2,000,317
Net realized gains (losses) on investments	347,823	10,003	(264,148)	(53,894)	655,862
Net unrealized gains (losses) on investments	(2,323,636)	59,369	(81,576)	(60,954)	(2,240,475)
Increase (decrease) in net assets from operations	2,006,390	391,457	1,180,725	18,504	415,704
Changes from principal transactions					
Net premiums	12,563,792	3,839,599	2,578,265	31,593	6,114,335
Cost of insurance and administrative charges	(2,063,802)	(492,782)	(393,894)	(14,839)	(1,162,287)
Benefit payments	(11,220)	–	–	–	(11,220)
Surrenders	(725,767)	(15,922)	(419,497)	(3,243)	(287,105)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	8,461,193	5,212,588	513,663	(894,126)	3,629,068
Other	(87,331)	(31,757)	3,226	(31,566)	(27,234)
Increase (decrease) from principal transactions	18,136,865	8,511,726	2,281,763	(912,181)	8,255,557
Total increase (decrease) in net assets	20,143,255	8,903,183	3,462,488	(893,677)	8,671,261
Net assets at beginning of year	26,924,496	6,675,166	5,563,672	893,677	13,791,981
Net assets at end of year	$47,067,751	$15,578,349	$9,026,160	$ –	$22,463,242

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1998

	Total Alger	Alger American Small Capitalization	Alger American MidCap Growth	Alger American Growth	Alger American Leveraged AllCap
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 4,326,660	$ 1,585,785	$ 539,729	$ 2,083,336	$ 117,810
Net realized gains (losses) on investments	1,685,294	186,963	316,932	915,872	265,527
Net unrealized gains (losses) on investments	5,825,800	166,990	1,022,340	3,099,428	1,537,042
Increase (decrease) in net assets from operations	11,837,754	1,939,738	1,879,001	6,098,636	1,920,379
Changes from principal transactions					
Net premiums	13,089,164	4,154,774	2,573,424	5,298,963	1,062,003
Cost of insurance and administrative charges	(2,525,683)	(803,988)	(473,224)	(989,260)	(259,211)
Benefit payments	(26,492)	(14,248)	(12,244)	–	–
Surrenders	(859,454)	(196,345)	(376,263)	(216,867)	(69,979)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	4,831,250	(35,168)	528,261	3,094,366	1,243,791
Other	(18,626)	(504)	(14,286)	1,597	(5,433)
Increase (decrease) from principal transactions	14,490,159	3,104,521	2,225,668	7,188,799	1,971,171
Total increase (decrease) in net assets	26,327,913	5,044,259	4,104,669	13,287,435	3,891,550
Net assets at beginning of year	28,100,608	10,459,112	5,115,538	9,616,179	2,909,779
Net assets at end of year	$54,428,521	$15,503,371	$9,220,207	$22,903,614	$6,801,329

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1998

			Fidelity			
	Total Fidelity	Asset Manager	Growth	Overseas	Money Market	Index 500
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 5,972,694	$ 745,317	$ 2,480,616	$ 886,122	$ 713,205	$ 1,147,434
Net realized gains (losses) on investments	6,403,348	20,247	1,534,000	298,379	–	4,550,722
Net unrealized gains (losses) on investments	15,230,082	315,702	4,444,805	707,398	–	9,762,177
Increase (decrease) in net assets from operations	27,606,124	1,081,266	8,459,421	1,891,899	713,205	15,460,333
Changes from principal transactions						
Net premiums	92,335,231	2,713,832	8,443,426	5,709,711	55,421,815	20,046,447
Cost of insurance and administrative charges	(8,200,381)	(490,838)	(1,358,671)	(939,010)	(1,769,895)	(3,641,967)
Benefit payments	(259,989)	–	(8,890)	(8,379)	(240,733)	(1,987)
Surrenders	(8,654,377)	(652,157)	(2,494,098)	(438,536)	(2,335,262)	(2,734,324)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(25,231,056)	1,440,884	1,798,160	2,169,798	(48,429,964)	17,790,066
Other	54,208	7,219	(14,128)	(29,375)	39,827	50,665
Increase (decrease) from principal transactions	50,043,636	3,018,940	6,365,799	6,464,209	2,685,788	31,508,900
Total increase (decrease) in net assets	77,649,760	4,100,206	14,825,220	8,356,108	3,398,993	46,969,233
Net assets at beginning of year	90,636,169	6,137,073	18,074,922	12,225,779	15,013,259	39,185,136
Net assets at end of year	$168,285,929	$10,237,279	$32,900,142	$20,581,887	$18,412,252	$86,154,369

See accompanying notes.

Financial
Statements

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1998

	INVESCO					
	Total INVESCO	Total Return	Equity Income	High Yield	Utilities	Small Company Growth
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 1,463,539	$ 271,636	$ 453,496	$ 720,665	$ 18,328	$ (586)
Net realized gains (losses) on investments	355,780	136,473	342,342	(151,382)	35,245	(6,898)
Net unrealized gains (losses) on investments	248,681	73,689	359,519	(541,125)	282,500	74,098
Increase (decrease) in net assets from operations	2,068,000	481,798	1,155,357	28,158	336,073	66,614
Changes from principal transactions						
Net premiums	8,092,294	2,104,849	3,170,236	2,297,048	435,105	85,056
Cost of insurance and administrative charges	(1,481,570)	(425,176)	(567,563)	(389,895)	(87,692)	(11,244)
Benefit payments	(9,161)	–	(9,161)	–	–	–
Surrenders	(586,533)	(56,509)	(192,220)	(329,292)	(8,210)	(302)
Net transfers among divisions (including the loan division and Guaranteed interest division in the general account)	6,011,967	2,955,200	1,315,595	931,519	201,017	608,636
Other	9,107	556	22,617	(18,840)	4,856	(82)
Increase (decrease) from principal transactions	12,036,104	4,578,920	3,739,504	2,490,540	545,076	682,064
Total increase (decrease) in net assets	14,104,104	5,060,718	4,894,861	2,518,698	881,149	748,678
Net assets at beginning of year	15,526,649	3,044,610	5,958,144	5,364,084	1,159,811	–
Net assets at end of year	$29,630,753	$8,105,328	$10,853,005	$7,882,782	$2,040,960	$748,678

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1998

			Van Eck			
	Total Van Eck	**Worldwide Balanced**	**Worldwide Hard Assets**	**Worldwide Bonds**	**Worldwide Emerging Markets**	**Worldwide Real Estate**
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 178,227	$ 44,624	$ 135,776	$ (212)	$ (1,736)	$ (225)
Net realized gains (losses) on investments	(260,570)	4,682	(162,110)	130	(101,436)	(1,836)
Net unrealized gains (losses) on investments	(368,037)	(23,403)	(395,698)	3,953	47,140	(29)
Increase (decrease) in net assets from operations	(450,380)	25,903	(422,032)	3,871	(56,032)	(2,090)
Changes from principal transactions						
Net premiums	875,501	(1,347)	571,430	129,336	137,102	38,980
Cost of insurance and administrative charges	(108,634)	(9,423)	(86,867)	(1,544)	(7,777)	(3,023)
Benefit payments	–	–	–	0	0	0
Surrenders	(15,198)	(3,105)	(11,871)	0	0	(222)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	216,552	(399,466)	111,286	74,151	387,960	42,621
Other	1,060	90	1,059	(7)	(97)	15
Increase (decrease) from principal transactions	969,281	(413,251)	585,037	201,936	517,188	78,371
Total increase (decrease) in net assets	518,901	(387,348)	163,005	205,807	461,156	76,281
Net assets at beginning of year	1,298,098	387,348	910,750	–	–	–
Net assets at end of year	$1,816,999	$ –	$1,073,755	$205,807	$461,156	$76,281

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1998

| | AIM | | |
	Total AIM	Capital Appreciation	Government Securities
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ 83,849	$ 24,053	$ 59,796
Net realized gains (losses) on investments	4,599	(3,315)	7,914
Net unrealized gains (losses) on investments	154,087	119,225	34,862
Increase (decrease) in net assets from operations	242,535	139,963	102,572
Changes from principal transactions			
Net premiums	1,864,458	329,635	1,534,823
Cost of insurance and administrative charges	(78,728)	(28,940)	(49,788)
Benefit payments	–	–	–
Surrenders	(1,407)	(1,407)	–
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	1,773,295	765,185	1,008,110
Other	–	–	–
Increase (decrease) from principal transactions	3,557,618	1,064,473	2,493,145
Total increase (decrease) in net assets	3,800,153	1,204,436	2,595,717
Net assets at beginning of year	–	–	–
Net assets at end of year	$3,800,153	$1,204,436	$2,595,717

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets

Year Ended December 31, 1997

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 3,345,072	$ 543,430	$ 181,965	$ 1,633,324	$ 972,193	$ 14,160
Net realized gains (losses) on investments	3,199,375	406,286	894,818	1,320,426	523,956	53,889
Net unrealized gains (losses) on investments	10,643,150	2,273,595	1,647,989	6,476,412	298,662	(53,508)
Increase (decrease) in net assets from operations	17,187,597	3,223,311	2,724,772	9,430,162	1,794,811	14,541
Changes from principal transactions						
Net premiums	104,747,260	5,555,766	6,944,048	89,309,110	2,683,620	254,716
Cost of insurance and administrative charges	(8,284,944)	(957,887)	(1,466,664)	(5,155,026)	(614,145)	(91,222)
Benefit payments	(406,386)	(20,591)	(63,369)	(322,263)	(163)	–
Surrenders	(1,977,696)	(146,698)	(412,252)	(1,294,484)	(112,699)	(11,563)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(6,642,529)	8,721,432	9,006,938	(32,708,946)	7,796,299	541,748
Other	5,891	9,817	11,046	(21,999)	11,180	(4,153)
Increase (decrease) from principal transactions	87,441,596	13,161,839	14,019,747	49,806,392	9,764,092	689,526
Total increase (decrease) in net assets	104,629,193	16,385,150	16,744,519	59,236,554	11,558,903	704,067
Net assets at beginning of year	57,856,827	10,539,346	11,356,089	31,399,615	3,967,746	594,031
Net assets at end of year	$162,486,020	$26,924,496	$28,100,608	$90,636,169	$15,526,649	$1,298,098

See accompanying notes.

Financial
Statements

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1997

			NB		
	Total NB	Limited Maturity Bond	Growth	Government Income	Partners
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 543,430	$ 122,942	$ 158,538	$ 61,720	$ 200,230
Net realized gains (losses) on investments	406,286	(20,056)	14,997	25,762	385,583
Net unrealized gains (losses) on investments	2,273,595	159,151	533,906	26,882	1,553,656
Increase (decrease) in net assets from operations	3,223,311	262,037	707,441	114,364	2,139,469
Changes from principal transactions					
Net premiums	5,555,766	1,332,125	1,158,704	324,257	2,740,680
Cost of insurance and administrative charges	(957,887)	(163,472)	(219,117)	(62,075)	(513,223)
Benefit payments	(20,591)	–	–	–	(20,591)
Surrenders	(146,698)	(3,761)	(71,838)	(792)	(70,307)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	8,721,432	2,758,363	2,141,068	(1,023,987)	4,845,988
Other	9,817	(2,202)	11,700	(6,404)	6,723
Increase (decrease) from principal transactions	13,161,839	3,921,053	3,020,517	(769,001)	6,989,270
Total increase (decrease) in net assets	16,385,150	4,183,090	3,727,958	(654,637)	9,128,739
Net assets at beginning of year	10,539,346	2,492,076	1,835,714	1,548,314	4,663,242
Net assets at end of year	$26,924,496	$6,675,166	$5,563,672	$ 893,677	$13,791,981

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1997

	Total Alger	Alger American Small Capitalization	Alger American MidCap Growth	Alger American Growth	Alger American Leveraged AllCap
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 181,965	$ 167,785	$ 27,807	$ 376	$ (14,003)
Net realized gains (losses) on investments	894,818	114,651	228,363	237,727	314,077
Net unrealized gains (losses) on investments	1,647,989	483,518	246,489	970,056	(52,074)
Increase (decrease) in net assets from operations	2,724,772	765,954	502,659	1,208,159	248,000
Changes from principal transactions					
Net premiums	6,944,048	2,630,863	1,276,492	2,334,377	702,316
Cost of insurance and administrative charges	(1,466,664)	(526,742)	(299,891)	(479,902)	(160,129)
Benefit payments	(63,369)	–	(62,593)	(776)	–
Surrenders	(412,252)	(255,386)	(74,317)	(58,850)	(23,699)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	9,006,938	3,518,384	1,419,061	2,796,911	1,272,582
Other	11,046	(6,069)	19,072	2,082	(4,039)
Increase (decrease) from principal transactions	14,019,747	5,361,050	2,277,824	4,593,842	1,787,031
Total increase (decrease) in net assets	16,744,519	6,127,004	2,780,483	5,802,001	2,035,031
Net assets at beginning of year	11,356,089	4,332,108	2,335,055	3,814,178	874,748
Net assets at end of year	$28,100,608	$10,459,112	$5,115,538	$9,616,179	$2,909,779

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1997

			Fidelity			
	Total Fidelity	Asset Manager	Growth	Overseas	Money Market	Index 500
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 1,633,324	$ 177,599	$ 183,570	$ 391,160	$ 657,285	$ 223,710
Net realized gains (losses) on investments	1,320,426	33,000	662,436	332,544	–	292,446
Net unrealized gains (losses) on investments	6,476,412	350,408	1,347,793	(305,456)	–	5,083,667
Increase (decrease) in net assets from operations	9,430,162	561,007	2,193,799	418,248	657,285	5,599,823
Changes from principal transactions						
Net premiums	89,309,110	2,162,759	4,558,270	2,410,373	73,366,740	6,810,968
Cost of insurance and administrative charges	(5,155,026)	(242,289)	(813,161)	(525,615)	(2,213,630)	(1,360,331)
Benefit payments	(322,263)	(20,969)	(548)	(1,233)	(257,371)	(42,142)
Surrenders	(1,294,484)	(92,218)	(135,829)	(91,869)	(870,621)	(103,947)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(32,708,946)	2,215,879	5,219,755	5,730,183	(63,929,591)	18,054,828
Other	(21,999)	7,567	3,217	10,563	(35,219)	(8,127)
Increase (decrease) from principal transactions	49,806,392	4,030,729	8,831,704	7,532,402	6,060,308	23,351,249
Total increase (decrease) in net assets	59,236,554	4,591,736	11,025,503	7,950,650	6,717,593	28,951,072
Net assets at beginning of year	31,399,615	1,545,337	7,049,419	4,275,129	8,295,666	10,234,064
Net assets at end of year	$90,636,169	$6,137,073	$18,074,922	$12,225,779	$15,013,259	$39,185,136

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1997

			INVESCO		
	Total INVESCO	Total Return	Equity Income	High Yield	Utilities
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 972,193	$ 63,540	$ 389,851	$ 495,891	$ 22,911
Net realized gains (losses) on investments	523,956	46,241	116,951	269,799	90,965
Net unrealized gains (losses) on investments	298,662	203,429	324,767	(253,231)	23,697
Increase (decrease) in net assets from operations	1,794,811	313,210	831,569	512,459	137,573
Changes from principal transactions					
Net premiums	2,683,620	517,831	1,250,551	835,890	79,348
Cost of insurance and administrative charges	(614,145)	(133,107)	(266,208)	(177,612)	(37,218)
Benefit payments	(163)	–	–	(163)	–
Surrenders	(112,699)	(28,672)	(37,810)	(9,783)	(36,434)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	7,796,299	1,498,300	2,804,344	2,695,587	798,068
Other	11,180	2,581	6,081	2,305	213
Increase (decrease) from principal transactions	9,764,092	1,856,933	3,756,958	3,346,224	803,977
Total increase (decrease) in net assets	11,558,903	2,170,143	4,588,527	3,858,683	941,550
Net assets at beginning of year	3,967,746	874,467	1,369,617	1,505,401	218,261
Net assets at end of year	$15,526,649	$3,044,610	$5,958,144	$5,364,084	$1,159,811

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year Ended December 31, 1997

| | Van Eck | | |
	Total Van Eck	Worldwide Balanced	Worldwide Hard Assets
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ 14,160	$ 5,677	$ 8,483
Net realized gains (losses) on investments	53,889	37,785	16,104
Net unrealized gains (losses) on investments	(53,508)	4,122	(57,630)
Increase (decrease) in net assets from operations	14,541	47,584	(33,043)
Changes from principal transactions			
Net premiums	254,716	65,167	189,549
Cost of insurance and administrative charges	(91,222)	(44,774)	(46,448)
Benefit payments	–	–	–
Surrenders	(11,563)	(7,995)	(3,568)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	541,748	(120)	541,868
Other	(4,153)	(319)	(3,834)
Increase (decrease) from principal transactions	689,526	11,959	677,567
Total increase (decrease) in net assets	704,067	59,543	644,524
Net assets at beginning of year	594,031	327,805	266,226
Net assets at end of year	$1,298,098	$387,348	$910,750

See accompanying notes.

Security Life Separate Account L1

Notes to Financial Statements

December 31, 1999

Note A. Organization

Security Life Separate Account L1 (the "Separate Account") was established by resolution of the Board of Directors of Security Life of Denver Insurance Company (the "Company") on November 3, 1993. The Separate Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

The Separate Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, and Variable Survivorship Universal Life policies ("Variable Universal Life Policies") offered by the Company. The Separate Account may be used to support other variable life policies as they are offered by the Company. The assets of the Separate Account are the property of the Company. However, the portion of the Separate Account's assets attributable to the policies will not be used to satisfy liabilities arising out of any other operations of the Company.

As of December 31, 1999, the Separate Account offered twenty-three investment divisions available to the policyholders, each of which invests in an independently managed mutual fund portfolio ("Fund"). The Funds are as follows:

Portfolio Managers/Portfolios (Funds)

Neuberger Berman Management Incorporated (NB)
    Neuberger Berman Limited Maturity Bond Portfolio
    Neuberger Berman Growth Portfolio
    Neuberger Berman Partners Portfolio

Fred Alger Management, Inc. (Alger)
    Alger American Small Capitalization Portfolio
    Alger American MidCap Growth Portfolio
    Alger American Growth Portfolio
    Alger American Leveraged AllCap Portfolio

Fidelity Management & Research Company (Fidelity)
    Fidelity Investments VIP II Asset Manager Portfolio
    Fidelity Investments VIP Growth Portfolio
    Fidelity Investments VIP Overseas Portfolio
    Fidelity Investments VIP Money Market Portfolio
    Fidelity Investments VIP II Index 500 Portfolio

Note A. Organization (continued)

INVESCO Funds Group, Inc. (INVESCO)
    INVESCO VIF Total Return Portfolio
    INVESCO VIF Equity Income Portfolio (formerly known as "INVESCO VIF
        Industrial Income Portfolio")
    INVESCO VIF High Yield Portfolio
    INVESCO VIF Utilities Portfolio
    INVESCO VIF Small Company Growth Portfolio

Van Eck Associates Corporation (Van Eck)
    Van Eck Worldwide Hard Assets Portfolio (formerly known as "Van Eck Gold and Natural
        Resources Portfolio")
    Van Eck Worldwide Bond Portfolio
    Van Eck Worldwide Emerging Markets Portfolio
    Van Eck Worldwide Real Estate Portfolio

AIM Advisors, Inc. (AIM)
    AIM VI—Capital Appreciation Portfolio
    AIM VI—Government Securities Portfolio

Effective May 1, 1997, the Divisions of the Separate Account investing in the Neuberger Berman Government Income Portfolio and the Van Eck Worldwide Balanced Portfolio stopped accepting new investments. These divisions were discontinued during 1998.

Effective February 19, 1998, six new divisions became available to the policyholders for investment in the following funds:

Van Eck Associates Corporation (Van Eck)
    Van Eck Worldwide Bond Portfolio
    Van Eck Worldwide Emerging Markets Portfolio
    Van Eck Worldwide Real Estate Portfolio

AIM Advisors, Inc. (AIM)
    AIM VI—Capital Appreciation Portfolio
    AIM VI—Government Securities Portfolio

INVESCO Funds Group, Inc. (INVESCO)
    INVESCO VIF Small Company Growth Portfolio

Note A. Organization (continued)

The Variable Universal Life Policies allow the policyholders to specify the allocation of their net premium to the various Funds. They can also transfer their account values among the Funds. The Variable Universal Life Policies also provide the policyholders the option to allocate their net premiums, or to transfer their account values, to a Guaranteed Interest Division ("GID") in the Company's general account. The GID guarantees a rate of interest to the policyholder, and it is not variable in nature. Therefore, it is not included in these Separate Account statements.

Note B. Summary of Significant Accounting Policies

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting principles followed by the Separate Account and the methods of applying those principles are presented below or in the footnotes which follow:

Investment Valuation—The investments in shares of the Funds are valued at the closing net asset value (market value) per share as determined by the Funds on the day of measurement.

Investment Transactions and Related Investment Income—The investments in shares of the Funds are accounted for on the date the order to buy or sell is confirmed. Dividend income and distributions of capital gains are recorded on the ex-dividend date. Realized gains and losses from sales transactions are reported using the first-in, first-out ("FIFO") method of accounting for cost. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized gain or loss on investment.

Valuation Period Deductions—Charges are made directly against the assets of the Separate Account divisions and are reflected daily in the computation of the unit values of the divisions.

Financial
Statements

Security Life Separate Account L1

Notes to Financial Statements (continued)

Note B. Summary of Significant Accounting Policies (continued)

A daily deduction, at an annual rate of .75% of the daily asset value of the Separate Account divisions, is charged to the Separate Account for mortality and expense risks assumed by the Company. Total mortality and expense charges for the years ended December 31, 1999, 1998 and 1997 were $2,908,885, $1,740,661, and $813,630, respectively.

Policyholder Reserves—Policyholder reserves are recorded in the Separate Account at the aggregate account values of the policyholders invested in the Separate Account divisions. To the extent that benefits to be paid to the policyholders exceed their account values, the Company will contribute additional funds to the benefit proceeds.

Note C. Investments

Fund shares are purchased at net asset value with net premiums (premium payments, less sales and tax loads charged by the Company) and divisional transfers from other divisions. Fund shares are redeemed for the payment of benefits, for surrenders, for transfers to other divisions, and for charges by the Company for certain cost of insurance and administrative charges. The cost of insurance and administrative charges for the years ended December 31, 1999, 1998 and 1997 were $20,649,015, $14,458,798, and $8,284,944, respectively. Dividends made by the Funds are reinvested in the Funds.

The following is a summary of Fund shares owned as of December 31, 1999:

Fund	Number of Shares	Net Asset Value	Value Of Shares At Market	Cost of Shares
Neuberger Berman Management Inc.:				
Limited Maturity Bond	845,960.694	$13.24	$ 11,200,520	$ 11,380,242
Growth	350,585.486	$37.27	13,066,321	8,836,640
Partners	1,493,418.911	$19.64	29,330,747	28,931,311
Fred Alger Management, Inc.:				
American Small Capitalization	503,139.614	$55.15	27,748,150	21,103,331
American MidCap Growth	536,166.146	$32.23	17,280,636	13,903,676
American Growth	642,460.430	$64.38	41,361,603	32,482,027
American Leveraged AllCap	397,806.619	$57.97	23,060,850	16,645,127
Fidelity Management & Research Co.:				
Asset Manager	727,657.184	$18.67	13,585,360	12,533,037
Growth	1,058,669.574	$54.93	58,152,709	48,588,495
Overseas	1,271,285.820	$27.44	34,884,083	25,474,948
Money Market	34,799,038.450	$1.00	34,799,038	34,799,038
Index 500	913,352.492	$167.41	152,904,343	119,231,939
INVESCO Funds Group, Inc.:				
Total Return	666,657.538	$15.58	10,386,525	11,019,270
Equity Income	770,554.123	$21.01	16,189,342	14,534,380
High Yield	818,379.460	$11.51	9,419,547	9,910,525
Utilities	197,458.930	$20.97	4,140,713	3,647,584
Small Company Growth	200,033.388	$22.01	4,402,735	2,793,624
Van Eck Associates Corporation:				
Worldwide Hard Assets	210,388.243	$10.96	2,305,855	2,157,787
Worldwide Bond	31,407.502	$10.69	335,746	341,712
Worldwide Emerging Markets	215,083.218	$14.26	3,067,087	2,209,985
Worldwide Real Estate	60,091.435	$9.15	549,837	567,839
AIM Advisors, Inc.:				
Capital Appreciation	149,210.483	$35.58	5,308,909	3,932,316
Government Securities	695,609.783	$10.63	7,394,332	7,579,908
Total			$520,874,988	$432,604,741

Financial Statements

Notes to Financial Statements (continued)

Note C. Investments (continued)

For the year ended December 31, 1999, the cost of purchases (plus reinvested dividends) and sales of investments are as follows:

Fund	Beginning of Year	Purchases	Sales	End of Year
Neuberger Berman Management Inc.:				
Limited Maturity Bond	$ 15,334,595	$ 6,135,221	$ (10,089,574)	$ 11,380,242
Growth	8,510,696	5,560,097	(5,234,153)	8,836,640
Partners	22,570,797	9,683,589	(3,323,075)	28,931,311
Fred Alger Management, Inc.:				
American Small Capitalization	14,851,950	14,105,718	(7,854,337)	21,103,331
American MidCap Growth	7,858,579	7,048,332	(1,003,235)	13,903,676
American Growth	18,608,688	18,809,746	(4,936,407)	32,482,027
American Leveraged AllCap	5,293,171	16,455,429	(5,103,473)	16,645,127
Fidelity Management & Research Co.:				
Asset Manager	9,501,494	7,672,857	(4,641,314)	12,533,037
Growth	26,845,882	67,064,022	(45,321,409)	48,588,495
Overseas	19,913,166	15,724,213	(10,162,431)	25,474,948
Money Market	18,412,252	113,113,411	(96,726,625)	34,799,038
Index 500	70,067,500	54,287,747	(5,123,308)	119,231,939
INVESCO Funds Group, Inc.:				
Total Return	7,814,990	5,666,870	(2,462,590)	11,019,270
Equity Income	10,163,306	6,427,991	(2,056,917)	14,534,380
High Yield	8,752,765	4,424,859	(3,267,099)	9,910,525
Utilities	1,727,429	2,817,915	(897,760)	3,647,584
Small Company Growth	674,581	2,769,372	(650,329)	2,793,624
Van Eck Associates Corporation:				
Worldwide Hard Assets	1,517,809	2,248,842	(1,608,864)	2,157,787
Worldwide Bond	201,853	461,651	(321,792)	341,712
Worldwide Emerging Markets	414,017	5,282,900	(3,486,932)	2,209,985
Worldwide Real Estate	76,310	592,249	(100,720)	567,839
AIM Advisors, Inc.				
Capital Appreciation	1,085,211	3,341,733	(494,628)	3,932,316
Government Securities	2,560,855	7,659,984	(2,640,931)	7,579,908
Total	$272,757,896	$377,354,748	$(217,507,903)	$432,604,741

Aggregate proceeds from sales of investments for the year ended December 31, 1999 were $235,699,349.

Notes to Financial Statements (continued)

Note D. Other Policy Deductions

The Variable Universal Life policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken before the purchase of divisional units or after the redemption of divisional units of the Separate Account. Such deductions are not included in the Separate Account financial statements.

Note E. Policy Loans

The Variable Universal Life policies allow the policyholders to borrow against their policies by using them as collateral for a loan. At the time of borrowing against the policies, an amount equal to the loan amount is transferred from the Separate Account divisions to a Loan Division in the Company's General Account to secure the loan. As payments are made on the policy loan, amounts are transferred back from the Loan Division to the Separate Account divisions. Interest is credited to the balance in the Loan Division at a fixed rate. The Loan Division is not variable in nature and is not included in these Separate Account statements.

Note F. Federal Income Taxes

The Separate Account is not taxed separately because the operations of the Separate Account are part of the total operations of the Company. The Company is taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not taxed as a "Regulated Investment Company" under subchapter "M" of the Internal Revenue Code.

Financial Statements

Note G. Summary of Changes in Units

The following schedule summarizes the changes in divisional units for the year ended December 31, 1999:

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Neuberger Berman Management Inc.:				
Limited Maturity Bond	1,245,559.121	421,349.898	(777,749.415)	889,159.604
Growth	447,486.376	233,319.969	(246,467.977)	434,338.368
Partners	986,298.018	385,667.451	(159,832.021)	1,212,133.448
Fred Alger Management, Inc.:				
American Small Capitalization	838,692.418	603,898.891	(386,833.825)	1,055,757.484
American MidCap Growth	402,532.472	225,361.191	(51,155.349)	576,738.314
American Growth	923,696.066	585,374.403	(251,698.832)	1,257,371.637
American Leveraged AllCap	221,642.446	410,084.371	(206,445.718)	425,281.099
Fidelity Management & Research Co.:				
Asset Manager	600,255.213	393,745.577	(271,282.884)	722,717.906
Growth	1,293,480.338	2,233,512.279	(1,850,755.971)	1,676,236.646
Overseas	1,429,659.907	963,512.218	(676,554.498)	1,716,617.627
Money Market	1,526,404.399	9,068,762.545	(7,831,518.647)	2,763,648.297
Index 500	3,215,990.519	1,840,375.191	(283,881.113)	4,772,484.597
INVESCO Funds Group, Inc.:				
Total Return	450,557.216	300,554.107	(148,923.709)	602,187.614
Equity Income	473,616.752	252,971.948	(105,540.763)	621,047.937
High Yield	486,858.648	226,071.484	(176,066.186)	536,863.946
Utilities	110,379.616	140,069.045	(61,038.677)	189,409.984
Small Company Growth	67,506.441	210,114.805	(65,118.036)	212,503.210
Van Eck Associates Corporation:				
Worldwide Hard Assets	132,513.824	246,466.322	(142,007.717)	236,972.429
Worldwide Bond	18,656.317	43,237.412	(28,779.651)	33,114.078
Worldwide Emerging Markets	67,354.295	582,654.548	(421,189.648)	228,819.195
Worldwide Real Estate	8,765.232	67,514.147	(11,312.206)	64,967.173
AIM Advisors, Inc.:				
Capital Appreciation	105,457.867	263,795.629	(45,407.464)	323,846.032
Government Securities	246,150.062	723,064.769	(253,309.682)	715,905.149

Notes to Financial Statements (continued)

Note G. Summary of Changes in Units (continued)

The following schedule summarizes the changes in divisional units for the year ended December 31, 1998:

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Neuberger Berman Management Inc.:				
Limited Maturity Bond	552,985.394	801,233.327	(108,659.600)	1,245,559.121
Growth	316,146.084	250,854.619	(119,514.327)	447,486.376
Government Income	75,811.559	58.537	(75,870.096)	–
Partners	626,285.721	455,096.290	(95,083.993)	986,298.018
Fred Alger Management, Inc.:				
American Small Capitalization	648,733.740	333,770.247	(143,811.569)	838,692.418
American MidCap Growth	288,809.482	167,037.228	(53,314.238)	402,532.472
American Growth	569,990.309	442,313.190	(88,607.433)	923,696.066
American Leveraged AllCap	148,542.639	102,168.282	(29,068.475)	221,642.446
Fidelity Management & Research Co.:				
Asset Manager	410,906.106	270,972.780	(81,623.673)	600,255.213
Growth	983,842.388	614,542.294	(304,904.344)	1,293,480.338
Overseas	950,328.899	861,220.218	(381,889.210)	1,429,659.907
Money Market	1,303,059.881	5,059,561.984	(4,836,217.466)	1,526,404.399
Index 500	1,863,056.104	1,617,935.444	(265,001.029)	3,215,990.519
INVESCO Funds Group, Inc.:				
Total Return	184,042.238	307,178.543	(40,663.565)	450,557.216
Equity Income	297,553.033	216,644.366	(40,580.647)	473,616.752
High Yield	333,501.857	283,205.205	(129,848.414)	486,858.648
Utilities	78,118.685	41,701.114	(9,440.183)	110,379.616
Small Company Growth	–	71,535.065	(4,028.624)	67,506.441
Van Eck Associates Corporation:				
Worldwide Balanced	32,139.282	190.627	(32,329.909)	–
Worldwide Hard Assets	77,046.773	68,491.375	(13,024.324)	132,513.824
Worldwide Bond	–	18,882.425	(226.108)	18,656.317
Worldwide Emerging Markets	–	105,064.405	(37,710.110)	67,354.295
Worldwide Real Estate	–	9,848.072	(1,082.840)	8,765.232
AIM Advisors, Inc.:				
Capital Appreciation	–	108,895.839	(3,437.972)	105,457.867
Government Securities	–	261,432.015	(15,281.953)	246,150.062

Financial Statements

Security Life Separate Account L1

Notes to Financial Statements (continued)

Note G. Summary of Changes in Units (continued)

The following schedule summarizes the changes in divisional units for the year ended December 31, 1997:

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Neuberger Berman Management Inc.:				
Limited Maturity Bond	218,725.891	334,572.082	(312.579)	552,985.394
Growth	133,567.983	187,433.957	(4,855.856)	316,146.084
Government Income	142,773.403	30,012.660	(96,974.504)	75,811.559
Partners	275,892.457	354,159.052	(3,765.788)	626,285.721
Fred Alger Management, Inc.:				
American Small Capitalization	297,073.322	368,659.345	(16,998.927)	648,733.740
American MidCap Growth	150,480.473	143,410.236	(5,081.227)	288,809.482
American Growth	282,175.287	292,019.948	(4,204.926)	569,990.309
American Leveraged AllCap	53,044.470	96,743.489	(1,245.320)	148,542.639
Fidelity Management & Research Co.:				
Asset Manager	123,908.168	294,115.342	(7,117.404)	410,906.106
Growth	470,285.667	522,440.765	(8,884.044)	983,842.388
Overseas	367,948.109	589,863.772	(7,482.982)	950,328.899
Money Market	753,707.969	6,017,484.702	(5,468,132.790)	1,303,059.881
Index 500	640,890.650	1,227,420.261	(5,254.807)	1,863,056.104
INVESCO Funds Group, Inc.:				
Total Return	64,490.483	121,436.060	(1,884.305)	184,042.238
Equity Income	87,035.356	212,619.908	(2,102.231)	297,553.033
High Yield	108,999.107	225,144.290	(641.540)	333,501.857
Utilities	18,008.490	63,007.328	(2,897.133)	78,118.685
Van Eck Associates Corporation:				
Worldwide Balanced	29,808.787	5,838.562	(3,508.067)	32,139.282
Worldwide Hard Assets	21,966.093	55,323.208	(242.528)	77,046.773

Notes to Financial Statements (continued)

Note H. Net Assets

Net assets at December 31, 1999 consisted of the following:

Division	Principal Transactions	Accumulated Investment Income (Loss)	Accumulated Net Realized Gains (Losses) on Investments	Net Unrealized Gains (Losses) on Investments	Net Assets
Neuberger Berman Management Inc.:					
Limited Maturity Bond	$ 10,334,928	$ 1,357,452	$ (311,830)	$ (179,722)	$ 11,200,828
Growth	6,662,216	2,132,968	51,289	4,229,681	13,076,154
Partners	24,515,009	2,799,524	1,706,031	399,436	29,420,000
Fred Alger Management, Inc.:					
American Small Capitalization	16,912,254	3,798,599	424,083	6,644,819	27,779,755
American MidCap Growth	10,911,311	2,117,608	881,608	3,376,960	17,287,487
American Growth	24,684,957	4,633,321	3,185,644	8,879,576	41,383,498
American Leveraged AllCap	12,723,008	733,681	3,191,248	6,415,723	23,063,660
Fidelity Management & Research Co.:					
Asset Manager	10,710,354	1,643,524	184,257	1,052,323	13,590,458
Growth	32,968,928	5,944,777	9,679,911	9,564,214	58,157,830
Overseas	22,436,070	1,918,003	1,221,073	9,409,135	34,984,281
Money Market	32,057,869	2,739,539	–	–	34,797,408
Index 500	108,954,555	2,164,790	8,124,017	33,672,404	152,915,766
INVESCO Funds Group, Inc.:					
Total Return	9,954,690	564,724	499,981	(632,745)	10,386,650
Equity Income	12,471,276	1,096,169	998,146	1,654,962	16,220,553
High Yield	8,030,598	1,920,186	(39,129)	(490,978)	9,420,677
Utilities	3,156,961	58,753	432,472	493,129	4,141,315
Small Company Growth	2,644,377	(14,924)	230,652	1,609,111	4,469,216
Van Eck Associates Corporation:					
Worldwide Hard Assets	2,458,760	148,762	(449,512)	148,068	2,306,078
Worldwide Bond	356,209	9,684	(25,724)	(5,966)	334,203
Worldwide Emerging Markets	1,960,631	(12,622)	308,948	857,102	3,114,059
Worldwide Real Estate	568,214	(162)	(213)	(18,002)	549,837
AIM Advisors, Inc.:					
Capital Appreciation	3,725,157	118,230	88,942	1,376,593	5,308,922
Government Securities	7,353,846	226,373	(310)	(185,576)	7,394,333
Total	$366,552,178	$36,098,959	$30,381,584	$88,270,247	$521,302,968

FINANCIAL STATEMENTS - UNAUDITED
Security Life Separate Account L1 of Security Life
of Denver Insurance Company
Nine months ended September 30, 2000

Security Life Separate Account L1

Financial Statements - Unaudited

Nine months ended September 30, 2000

Contents

Financial Statements - Unaudited

Statement of Net Assets 162
Statement of Operations 170
Statement of Changes in Net Assets 178
Notes to Financial Statements 186

Financial Statements

Security Life Separate Account L1

Statement of Net Assets
(Unaudited)

September 30, 2000

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM	Total GCG
Assets								
Investments in mutual funds at market value *(Note C)*	$688,045,865	$66,230,688	$147,126,587	$349,110,362	$60,767,952	$8,779,229	$19,444,497	$36,586,550
Total Assets	688,045,865	66,230,688	147,126,587	349,110,362	60,767,952	8,779,229	19,444,497	36,586,550
Liabilities								
Due to (from) Security Life of Denver	(117,755)	(91,253)	254,549	(111,054)	(155,706)	3,926	(18,217)	-
Total Liabilities	(117,755)	(91,253)	254,549	(111,054)	(155,706)	3,926	(18,217)	-
Net assets	$688,163,620	$66,321,941	$146,872,038	$349,221,416	$60,923,658	$8,775,303	$19,462,714	$36,586,550
Policyholder reserves								
Reserves attributable to the policyholders *(Note B)*	$688,163,620	$66,321,941	$146,872,038	$349,221,416	$60,923,658	$8,775,303	$19,462,714	$36,586,550
Total policyholder reserves	$688,163,620	$66,321,941	$146,872,038	$349,221,416	$60,923,658	$8,775,303	$19,462,714	$36,586,550

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)
(Unaudited)

September 30, 2000

| | NB | | | |
	Total NB	Limited Maturity Bond	Growth	Partners
Assets				
Investments in mutual funds at market value *(Note C)*	$66,230,688	$12,608,731	$22,556,599	$31,065,358
Total Assets	66,230,688	12,608,731	22,556,599	31,065,358
Liabilities				
Due to (from) Security Life of Denver	(91,253)	(5,213)	(449)	(85,591)
Total Liabilities	(91,253)	(5,213)	(449)	(85,591)
Net assets	$66,321,941	$12,613,944	$22,557,048	$31,150,949
Policyholder reserves				
Reserves attributable to the policyholders *(Note B)*	$66,321,941	$12,613,944	$22,557,048	$31,150,949
Total policyholder reserves	$66,321,941	$12,613,944	$22,557,048	$31,150,949
Number of division units outstanding *(Note G)*		965,289.735	610,086.402	1,285,291.187
Value per divisional unit		$13.07	$36.97	$24.24

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)
(Unaudited)

September 30, 2000

			Alger		
	Total Alger	**American Small Capitalization**	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Assets					
Investments in mutual funds at market value *(Note C)*	$147,126,587	$33,625,205	$31,810,086	$52,340,492	$29,350,804
Total Assets	147,126,587	33,625,205	31,810,086	52,340,492	29,350,804
Liabilities					
Due to (from) Security Life of Denver	254,549	283,519	2,791	(23,399)	(8,362)
Total Liabilities	254,549	283,519	2,791	(23,399)	(8,362)
Net assets	$146,872,038	$33,341,686	$31,807,295	$52,363,891	$29,359,166
Policyholder reserves					
Reserves attributable to the policyholders *(Note B)*	$146,872,038	$33,341,686	$31,807,295	$52,363,891	$29,359,166
Total policyholder reserves	$146,872,038	$33,341,686	$31,807,295	$52,363,891	$29,359,166
Number of division units outstanding *(Note G)*		1,415,614.071	877,693.881	1,600,739.347	565,244.776
Value per divisional unit		$23.55	$36.24	$32.71	$51.94

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)
(Unaudited)

September 30, 2000

		Fidelity				
	Total Fidelity	**Asset Manager**	**Growth**	**Overseas**	**Money Market**	**Index 500**
Assets						
Investments in mutual funds at market value *(Note C)*	$349,110,362	$14,918,501	$70,891,008	$42,648,383	$45,550,769	$175,101,701
Total assets	349,110,362	14,918,501	70,891,008	42,648,383	45,550,769	175,101,701
Liabilities						
Due to (from) Security Life of Denver	(111,054)	(390)	328,751	(133,327)	(269,480)	(36,608)
Total Liabilities	(111,054)	(390)	328,751	(133,327)	(269,480)	(36,608)
Net assets	$349,221,416	$14,918,891	$70,562,257	$42,781,710	$45,820,249	$175,138,309
Policyholder reserves						
Reserves attributable to the policyholders *(Note B)*	$349,221,416	$14,918,891	$70,562,257	$42,781,710	$45,820,249	$175,138,309
Total policyholder reserves	$349,221,416	$14,918,891	$70,562,257	$42,781,710	$45,820,249	$175,138,309
Number of division units outstanding *(Note G)*		798,482.806	2,023,892.370	2,389,901.516	3,477,146.635	5,585,184.696
Value per divisional unit		$18.68	$34.86	$17.90	$13.18	$31.36

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)
(Unaudited)

September 30, 2000

			INVESCO			
	Total INVESCO	Total Return	Equity Income	High Yield	Utilities	Small Company Growth
Assets						
Investments in mutual funds at market value *(Note C)*	$60,767,952	$11,651,341	$20,376,308	$10,886,781	$6,884,745	$10,968,777
Total assets	60,767,952	11,651,341	20,376,308	10,886,781	6,884,745	10,968,777
Liabilities						
Due to (from) Security Life of Denver	(155,706)	(4,682)	585	(13,773)	465	(138,301)
Total Liabilities	(155,706)	(4,682)	585	(13,773)	465	(138,301)
Net assets	$60,923,658	$11,656,023	$20,375,723	$10,900,554	$6,884,280	$11,107,078
Policyholder reserves						
Reserves attributable to the policyholders *(Note B)*	$60,923,658	$11,656,023	$20,375,723	$10,900,554	$6,884,280	$11,107,078
Total policyholder reserves	$60,923,658	$11,656,023	$20,375,723	$10,900,554	$6,884,280	$11,107,078
Number of division units outstanding *(Note G)*		702,296.464	741,132.432	634,917.174	285,603.093	493,959.678
Value per divisional unit		$16.60	$27.49	$17.17	$24.10	$22.49

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)
(Unaudited)

September 30, 2000

	Van Eck					
	Total Van Eck	**Worldwide Hard Assets**	**Worldwide Bond**	**Worldwide Emerging Markets**	**Worldwide Real Estate**	**Worldwide Balanced**
Assets						
Investments in mutual funds at market value *(Note C)*	$8,779,229	$2,236,461	$822,576	$4,743,947	$976,245	-
Total assets	8,779,229	2,236,461	822,576	4,743,947	976,245	-
Liabilities						
Due to (from) Security Life of Denver	3,926	10	(4)	3,920	(1)	1
Total Liabilities	3,926	10	(4)	3,920	(1)	1
Net assets	$8,775,303	$2,236,451	$822,580	$4,740,027	$976,246	$(1)
Policyholder reserves						
Reserves attributable to the policyholders *(Note B)*	$8,775,303	$2,236,451	$822,580	$4,740,027	$976,246	$(1)
Total policyholder reserves	$8,775,303	$2,236,451	$822,580	$4,740,027	$976,246	$(1)
Number of division units outstanding *(Note G)*		212,544.597	84,622.404	463,705.820	101,573.901	-
Value per divisional unit		$10.52	$9.72	$10.22	$9.61	-

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Net Assets (continued)
(Unaudited)

September 30, 2000

		AIM	
	Total AIM	**Capital Appreciation**	**Government Securities**
Assets			
Investments in mutual funds at market value *(Note C)*	$19,444,497	$9,951,389	$9,493,108
Total assets	19,444,497	9,951,389	9,493,108
Liabilities			
Due to (from) Security Life of Denver	(18,217)	(18,590)	373
Total Liabilities	(18,217)	(18,590)	373
Net assets	$19,462,714	$9,969,979	$9,492,735
Policyholder reserves			
Reserves attributable to the policyholders *(Note B)*	$19,462,714	$9,969,979	$9,492,735
Total policyholder reserves	$19,462,714	$9,969,979	$9,492,735
Number of division units outstanding *(Note G)*		533,404.486	871,012.812
Value per divisional unit		$ 18.69	$ 10.90

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)
(Unaudited)

September 30, 2000

					GCG				
	Total GCG	**Equity Income**	**Growth**	**Hard Assets**	**Limited Maturity Bond**	**Liquid Asset**	**Mid-Cap Growth**	**Research**	**Total Return**
Assets									
Investments in mutual funds at									
market value *(Note C)*	$36,586,550	-	-	-	-	$36,586,550	-	-	-
Total assets	36,586,550	-	-	-	-	36,586,550	-	-	-
Liabilities									
Due to (from) Security Life of Denver	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-
Net assets	$36,586,550	-	-	-	-	$36,586,550	-	-	-
Policyholder reserves									
Reserves attributable to the									
policyholders *(Note B)*	$36,586,550	-	-	-	-	$36,586,550	-	-	-
Total policyholder reserves	$36,586,550	-	-	-	-	$36,586,550	-	-	-
Number of division units outstanding *(Note G)*		-	-	-	-	3,431,659.818	-	-	-
Value per divisional unit		-	-	-	-	$10.66	-	-	-

See accompanying notes.

Security Life Separate Account L1

Statement of Operations
(Unaudited)

Nine months ended September 30, 2000

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM	Total GCG
Investment income								
Dividends from mutual funds	$44,604,936	$7,022,071	$21,585,044	$15,777,015	-	$59,217	-	$161,589
Less valuation period deductions *(Note B)*	3,306,113	336,992	732,214	1,812,028	290,538	43,816	90,525	-
Net investment income (loss)	41,298,823	6,685,079	20,852,830	13,964,987	(290,538)	15,401	(90,525)	161,589
Realized and unrealized gains (losses) on investments								
Net realized gains (losses) on investments	13,360,290	(2,079,607)	(3,067,913)	17,353,518	1,012,606	(216,837)	358,523	-
Net unrealized gains (losses) on investments	(58,935,683)	(1,271,645)	(18,884,446)	(38,538,412)	(139,325)	(1,205,884)	1,104,029	-
Net realized and unrealized gains (losses) on investments	(45,575,393)	(3,351,252)	(21,952,359)	(21,184,894)	873,281	(1,422,721)	1,462,552	-
Net increase (decrease) in net assets resulting from operations	$(4,276,570)	$3,333,827	$(1,099,529)	$(7,219,907)	$582,743	$(1,407,320)	$1,372,027	$161,589

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)
(Unaudited)

Nine months ended September 30, 2000

	NB			
	Total NB	Limited Maturity Bond	Growth	Partners
Investment income				
Dividends from mutual funds	$7,022,071	$775,107	$1,356,082	$4,890,882
Less valuation period deductions *(Note B)*	336,992	66,320	102,614	168,058
Net investment income (loss)	6,685,079	708,787	1,253,468	4,722,824
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	(2,079,607)	(608,785)	3,335,986	(4,806,808)
Net unrealized gains (losses) on investments	(1,271,645)	(85,811)	(1,031,576)	(154,258)
Net realized and unrealized gains (losses) on investments	(3,351,252)	(694,596)	2,304,410	(4,961,066)
Net increase (decrease) in net assets resulting from operations	$3,333,827	$14,191	$3,557,878	$(238,242)

See accompanying notes.

Financial
Statements

Security Life Separate Account L1

Statement of Operations (continued)
(Unaudited)

Nine months ended September 30, 2000

		Alger			
	Total Alger	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Investment income					
Dividends from mutual funds	$21,585,044	$9,941,662	$2,936,254	$6,249,935	$2,457,193
Less valuation period deductions *(Note B)*	732,214	171,317	138,165	272,062	150,670
Net investment income (loss)	20,852,830	9,770,345	2,798,089	5,977,873	2,306,523
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	(3,067,913)	(7,269,133)	773,365	1,381,422	2,046,433
Net unrealized gains (losses) on investments	(18,884,446)	(5,921,788)	772,958	(7,857,411)	(5,878,205)
Net realized and unrealized gains (losses) on investments	(21,952,359)	(13,190,921)	1,546,323	(6,475,989)	(3,831,772)
Net increase (decrease) in net assets resulting from operations	$(1,099,529)	$(3,420,576)	$4,344,412	$(498,116)	$(1,525,249)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)
(Unaudited)

Nine months ended September 30, 2000

			Fidelity			
	Total Fidelity	**Asset Manager**	**Growth**	**Overseas**	**Money Market**	**Index 500**
Investment income						
Dividends from mutual funds	$15,777,015	$1,469,444	$6,670,347	$3,516,677	$1,887,583	$2,232,964
Less valuation period deductions *(Note B)*	1,812,028	77,206	363,053	221,648	232,810	917,311
Net investment income (loss)	13,964,987	1,392,238	6,307,294	3,295,029	1,654,773	1,315,653
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	17,353,518	28,993	4,342,495	1,163,240	6,651,953	5,166,837
Net unrealized gains (losses) on investments	(38,538,412)	(1,527,109)	(10,849,080)	(9,809,395)	(6,651,953)	(9,700,875)
Net realized and unrealized gains (losses) on investments	(21,184,894)	(1,498,116)	(6,506,585)	(8,646,155)	-	(4,534,038)
Net increase (decrease) in net assets resulting from operations	$(7,219,907)	$(105,878)	$(199,291)	$(5,351,126)	$1,654,773	$(3,218,385)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)
(Unaudited)

Nine months ended September 30, 2000

| | INVESCO | | | | | |
	Total INVESCO	Total Return	Industrial Income	High Yield	Utilities	Small Company Growth
Investment income						
Dividends from mutual funds	-	-	-	-	-	-
Less valuation period deductions *(Note B)*	290,538	58,189	100,744	59,088	30,451	42,066
Net investment income (loss)	(290,538)	(58,189)	(100,744)	(59,088)	(30,451)	(42,066)
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	1,012,606	(208,113)	395,583	(457,662)	119,353	1,163,445
Net unrealized gains (losses) on investments	(139,325)	(135,303)	648,856	167,375	408,416	(1,228,669)
Net realized and unrealized gains (losses) on investments	873,281	(343,416)	1,044,439	(290,287)	527,769	(65,224)
Net increase (decrease) in net assets resulting from operations	$582,743	$(401,605)	$943,695	$(349,375)	$497,318	$(107,290)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)
(Unaudited)

Nine months ended September 30, 2000

		Van Eck				
	Total Van Eck	Worldwide Hard Assets	Worldwide Bond	Worldwide Emerging Markets	Worldwide Real Estate	Worldwide Balanced
Investment income						
Dividends from mutual funds	$59,217	$25,149	$20,595	-	$13,473	-
Less valuation period deductions *(Note B)*	43,816	13,480	3,391	22,893	4,052	-
Net investment income (loss)	15,401	11,669	17,204	(22,893)	9,421	-
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	(216,837)	(320,347)	(7,933)	116,281	(4,838)	-
Net unrealized gains (losses) on investments	(1,205,884)	82,377	(29,573)	(1,351,389)	92,701	-
Net realized and unrealized gains (losses) on investments	(1,422,721)	(237,970)	(37,506)	(1,235,108)	87,863	-
Net increase (decrease) in net assets resulting from operations	$(1,407,320)	$(226,301)	$(20,302)	$(1,258,001)	$97,284	-

See accompanying notes.

Financial
Statements

Security Life Separate Account L1

Statement of Operations (continued)
(Unaudited)

Nine months ended September 30, 2000

| | AIM | | |
	Total AIM	Capital Appreciation	Government Securities
Investment income			
Dividends from mutual funds	-	-	-
Less valuation period deductions *(Note B)*	90,525	40,627	49,898
Net investment income (loss)	(90,525)	(40,627)	(49,898)
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	358,523	394,036	(35,513)
Net unrealized gains (losses) on investments	1,104,029	522,217	581,812
Net realized and unrealized gains (losses) on investments	1,462,552	916,253	546,299
Net increase (decrease) in net assets resulting from operations	$1,372,027	$875,626	$496,401

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)
(Unaudited)

Nine months ended September 30, 2000

	GCG								
	Total GCG	Equity Income	Growth	Hard Assets	Limited Maturity Bond	Liquid Asset	Mid-Cap Growth	Research	Total Return
Investment income									
Dividends from mutual funds	$161,589	-	-	-	-	$161,589	-	-	-
Less valuation period deductions *(Note B)*	-	-	-	-	-	-	-	-	-
Net investment income (loss)	161,589	-	-	-	-	161,589	-	-	-
Realized and unrealized gains (losses) on investments									
Net realized gains (losses) on investments	- -	-	-	-	-	-	-	-	-
Net unrealized gains (losses) on Investments	-	-	-	-	-	-	-	-	-
Net realized and unrealized gains (losses) on investments	-	-	-	-	-	-	-	-	-
Net increase (decrease) in net assets resulting from operations	$161,589	-	-	-	-	$161,589	-	-	-

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Changes in Net Assets
(Unaudited)

Nine months ended September 30, 2000

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM	Total GCG
Increase (decrease) in net assets								
Operations								
Net investment income (loss)	$41,298,823	$6,685,079	$20,852,830	$13,964,987	$(290,538)	$15,401	$(90,525)	$161,589
Net realized gains (losses) on investments	13,360,290	(2,079,607)	(3,067,913)	17,353,518	1,012,606	(216,837)	358,523	-
Net unrealized gains (losses) on investments	(58,935,683)	(1,271,645)	(18,884,446)	(38,538,412)	(139,325)	(1,205,884)	1,104,029	-
Increase (decrease) in net assets from operations	(4,276,570)	3,333,827	(1,099,529)	(7,219,907)	582,743	(1,407,320)	1,372,027	161,589
Changes from principal transactions								
Net premiums	215,148,258	8,880,133	26,029,142	123,036,933	13,923,189	2,162,419	4,379,331	36,737,111
Cost of insurance and administrative charges	(21,820,070)	(1,761,050)	(4,527,854)	(12,142,580)	(2,217,096)	(266,869)	(592,309)	(312,312)
Benefit payments	(1,021,755)	(10,857)	(19,873)	(978,994)	(12,031)	-	-	-
Surrenders	(18,170,201)	(3,359,913)	(3,496,957)	(9,495,303)	(1,420,340)	(74,830)	(322,858)	-
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(5,023,632)	4,982,909	20,042,393	(38,811,933)	5,204,998	1,648,171	1,909,830	-
Other	2,024,622	559,910	430,316	387,457	223,784	409,555	13,438	162
Increase (decrease) from principal transactions	171,137,222	9,291,132	38,457,167	61,995,580	15,702,504	3,878,446	5,387,432	36,424,961
Total increase (decrease) in net assets	166,860,652	12,624,959	37,357,638	54,775,673	16,285,247	2,471,126	6,759,459	36,586,550
Net assets at beginning of period	521,302,968	53,696,982	109,514,400	294,445,743	44,638,411	6,304,177	12,703,255	-
Net assets at end of period	$688,163,620	$66,321,941	$146,872,038	$349,221,416	$60,923,658	$8,775,303	$19,462,714	$36,586,550

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)
(Unaudited)

Nine months ended September 30, 2000

	NB			
	Total NB	**Limited Maturity Bond**	**Growth**	**Partners**
Increase in net assets				
Operations				
Net investment income (loss)	$6,685,079	$708,787	$1,253,468	$4,722,824
Net realized gains (losses) on investments	(2,079,607)	(608,785)	3,335,986	(4,806,808)
Net unrealized gains (losses) on investments	(1,271,645)	(85,811)	(1,031,576)	(154,258)
Increase (decrease) in net assets from operations	3,333,827	14,191	3,557,878	(238,242)
Changes from principal transactions				
Net premiums	8,880,133	2,440,405	2,720,301	3,719,427
Cost of insurance and administrative charges	(1,761,050)	(303,579)	(461,204)	(996,267)
Benefit payments	(10,857)	-	-	(10,857)
Surrenders	(3,359,913)	(406,650)	(340,255)	(2,613,008)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	4,982,909	(761,631)	4,018,698	1,725,842
Other	559,910	430,380	(14,524)	144,054
Increase (decrease) from principal transactions	9,291,132	1,398,925	5,923,016	1,969,191
Total increase (decrease) in net assets	12,624,959	1,413,116	9,480,894	1,730,949
Net assets at beginning of period	53,696,982	11,200,828	13,076,154	29,420,000
Net assets at end of period	$66,321,941	$12,613,944	$22,557,048	$31,150,949

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)
(Unaudited)

Nine months ended September 30, 2000

		Alger			
	Total Alger	**American Small Capitalization**	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$20,852,830	$9,770,345	$2,798,089	$5,977,873	$2,306,523
Net realized gains (losses) on investments	(3,067,913)	(7,269,133)	773,365	1,381,422	2,046,433
Net unrealized gains (losses) on investments	(18,884,446)	(5,921,788)	772,958	(7,857,411)	(5,878,205)
Increase (decrease) in net assets from operations	(1,099,529)	(3,420,576)	4,344,412	(498,116)	(1,525,249)
Changes from principal transactions					
Net premiums	26,029,142	4,618,959	5,589,729	9,973,445	5,847,009
Cost of insurance and administrative charges	(4,527,854)	(1,013,480)	(814,015)	(1,624,198)	(1,076,161)
Benefit payments	(19,873)	-	-	-	(19,873)
Surrenders	(3,496,957)	(1,126,421)	(433,043)	(1,576,939)	(360,554)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	20,042,393	6,253,974	5,795,927	4,644,736	3,347,756
Other	430,316	249,475	36,798	61,465	82,578
Increase (decrease) from principal transactions	38,457,167	8,982,507	10,175,396	11,478,509	7,820,755
Total increase (decrease) in net assets	37,357,638	5,561,931	14,519,808	10,980,393	6,295,506
Net assets at beginning of period	109,514,400	27,779,755	17,287,487	41,383,498	23,063,660
Net assets at end of period	$146,872,038	$33,341,686	$31,807,295	$52,363,891	$29,359,166

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)
(Unaudited)

Nine months ended September 30, 2000

			Fidelity			
	Total Fidelity	**Asset Manager**	**Growth**	**Overseas**	**Money Market**	**Index 500**
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$13,964,987	$1,392,238	$6,307,294	$3,295,029	$1,654,773	$1,315,653
Net realized gains (losses) on investments	17,353,518	28,993	4,342,495	1,163,240	6,651,953	5,166,837
Net unrealized gains (losses) on investments	(38,538,412)	(1,527,109)	(10,849,080)	(9,809,395)	(6,651,953)	(9,700,875)
Increase (decrease) in net assets from operations	(7,219,907)	(105,878)	(199,291)	(5,351,126)	1,654,773	(3,218,385)
Changes from principal transactions						
Net premiums	123,036,933	2,921,266	10,713,224	7,322,778	72,253,974	29,825,691
Cost of insurance and administrative charges	(12,142,580)	(525,820)	(2,113,448)	(1,102,045)	(2,469,835)	(5,931,432)
Benefit payments	(978,994)	-	(3,558)	-	(958,970)	(16,466)
Surrenders	(9,495,303)	(337,168)	(1,335,594)	(1,105,151)	(1017,746)	(5,699,644)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(38,811,933)	(630,255)	5,057,042	7,924,514	(58,402,429)	7,239,195
Other	387,457	6,288	286,052	108,459	(36,926)	23,584
Increase (decrease) from principal transactions	61,995,580	1,434,311	12,603,718	13,148,555	9,368,068	25,440,928
Total increase (decrease) in net assets	54,775,673	1,328,433	12,404,427	7,797,429	11,022,841	22,222,543
Net assets at beginning of period	294,445,743	13,590,458	58,157,830	34,984,281	34,797,408	152,915,766
Netassets at end of period	$349,221,416	$14,918,891	$70,562,257	$42,781,710	$45,820,249	$175,138,309

See accompanying notes.

Financial
Statements

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)
(Unaudited)

Nine months ended September 30, 2000

	INVESCO					
	Total INVESCO	Total Return	Industrial Income	High Yield	Utilities	Small Company Growth
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$(290,538)	$(58,189)	$(100,744)	$(59,088)	$(30,451)	$(42,066)
Net realized gains (losses) on investments	1,012,606	(208,113)	395,583	(457,662)	119,353	1,163,445
Net unrealized gains (losses) on investments	(139,325)	(135,303)	648,856	167,375	408,416	(1,228,669)
Increase (decrease) in net assets from operations	582,743	(401,605)	943,695	(349,375)	497,318	(107,290)
Changes from principal transactions						
Net premiums	13,923,189	3,440,503	4,199,903	1,910,660	1,446,144	2,925,979
Cost of insurance and administrative charges	(2,217,096)	(544,920)	(805,803)	(373,124)	(223,263)	(269,986)
Benefit payments	(12,031)	-	(12,031)	-	-	-
Surrenders	(1,420,340)	(540,023)	(500,618)	(239,376)	(111,379)	(28,944)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	5,204,998	(672,067)	381,230	377,850	1,104,157	4,013,828
Other	223,784	(12,515)	(51,206)	153,242	29,988	104,275
Increase (decrease) from principal transactions	15,702,504	1,670,978	3,211,475	1,829,252	2,245,647	6,745,152
Total increase (decrease) in net assets	16,285,247	1,269,373	4,155,170	1,479,877	2,742,965	6,637,862
Net assets at beginning of period	44,638,411	10,386,650	16,220,553	9,420,677	4,141,315	4,469,216
Net assets at end of period	$60,923,658	$11,656,023	$20,375,723	$10,900,554	$6,884,280	$11,107,078

See accompanying notes

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)
(Unaudited)

Nine months ended September 30, 2000

| | Van Eck | | | | | |
	Total Van Eck	Worldwide Hard Assets	Worldwide Bond	Worldwide Emerging Markets	Worldwide Real Estate	Worldwide Balanced
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$15,401	$11,669	$17,204	($22,893)	$9,421	-
Net realized gains (losses) on investments	(216,837)	(320,347)	(7,933)	116,281	(4,838)	-
Net unrealized gains (losses) on investments	(1,205,884)	82,377	(29,573)	(1,351,389)	92,701	-
Increase (decrease) in net assets from operations	(1,407,320)	(226,301)	(20,302)	(1,258,001)	97,284	-
Changes from principal transactions						
Net premiums	2,162,419	262,869	272,189	1,388,666	238,695	-
Cost of insurance and administrative charges	(266,869)	(77,158)	(27,840)	(133,373)	(28,423)	(75)
Benefit payments	-	-	-	-	-	-
Surrenders	(74,830)	(34,480)	(6,744)	(32,217)	(1,389)	-
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	1,648,171	(430,968)	269,356	1,695,683	120,928	(6,828)
Other	409,555	436,411	1,718	(34,790)	(686)	6,902
Increase (decrease) from principal transactions	3,878,446	156,674	508,679	2,883,969	329,125	(1)
Total increase (decrease) in net assets	2,471,126	(69,627)	488,377	1,625,968	426,409	(1)
Net assets at beginning of period	6,304,177	2,306,078	334,203	3,114,059	549,837	
Net assets at end of period	$8,775,303	$2,236,451	$822,580	$4,740,027	$976,246	$(1)

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)
(Unaudited)

Nine months ended September 30, 2000

	AIM		
	Total AIM	Capital Appreciation	Government Securities
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$(90,525)	$(40,627)	$(49,898)
Net realized gains (losses) on investments	358,523	394,036	(35,513)
Net unrealized gains (losses) on investments	1,104,029	522,217	581,812
Increase (decrease) in net assets from operations	1,372,027	875,626	496,401
Changes from principal transactions			
Net premiums	4,379,331	2,754,491	1,624,840
Cost of insurance and administrative charges	(592,309)	(374,709)	(217,600)
Benefit payments	-	-	-
Surrenders	(322,858)	(73,505)	(249,353)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	1,909,830	1,464,212	445,618
Other	13,438	14,942	(1,504)
Increase (decrease) from principal transactions	5,387,432	3,785,431	1,602,001
Total increase (decrease) in net assets	6,759,459	4,661,057	2,098,402
Net assets at beginning of period	12,703,255	5,308,922	7,394,333
Net assets at end of period	$19,462,714	$9,969,979	$9,492,735

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)
(Unaudited)

Nine months ended September 30, 2000

	Total GCG	Equity Income	Growth	Hard Assets	GCG Limited Maturity Bond	Liquid Asset	Mid-Cap Growth	Research	Total Return
Increase (decrease) in net assets									
Operations									
Net investment income (loss)	$161,589	-	-	-	-	$161,589	-	-	-
Net realized gains (losses) on investments	-	-	-	-	-	-	-	-	-
Net unrealized gains (losses) on investments	-	-	-	-	-	-	-	-	-
Increase (decrease) in net assets from operations	161,589					161,589			
Changes from principal transactions									
Net premiums	36,737,111	-	-	-	-	36,737,111	-	-	-
Cost of insurance and administrative charges	(312,312)	-	-	-	-	(312,312)	-	-	-
Benefit payments	-	-	-	-	-	-	-	-	-
Surrenders	-	-	-	-	-	-	-	-	-
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	-	-	-	-	-	-	-	-	-
Other	162	-	-	-	-	162	-	-	-
Increase (decrease) from principal transactions	36,424,961	-	-	-	-	36,424,961	-	-	-
Total increase (decrease) in net assets	36,586,550	-	-	-	-	36,586,550	-	-	-
Net assets at beginning of period	-	-	-	-	-	-	-	-	-
Net assets at end of period	$36,586,550	-	-	-	-	$36,586,550	-	-	-

See accompanying notes

Security Life Separate Account L1

Notes to Financial Statements

September 30, 2000

Note A. Organization

Security Life Separate Account L1 (the "Separate Account") was established by resolution of the Board of Directors of Security Life of Denver Insurance Company (the "Company") on November 3, 1993. The Separate Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

The Separate Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, and Variable Survivorship Universal Life policies ("Variable Universal Life Policies") offered by the Company. The Separate Account may be used to support other variable life policies as they are offered by the Company. The assets of the Separate Account are the property of the Company. However, the portion of the Separate Account's assets attributable to the policies will not be used to satisfy liabilities arising out of any other operations of the Company.

As of September 30, 2000 the Separate Account offered thirty-one investment divisions available to the policyholders, each of which invests in an independently managed mutual fund portfolio ("Fund"). The Funds are as follows:

Portfolio Managers/Portfolios (Funds)

Neuberger Berman Management Incorporated (NB)
    Neuberger Berman Limited Maturity Bond Portfolio
    Neuberger Berman Growth Portfolio
    Neuberger Berman Partners Portfolio

Fred Alger Management, Inc. (Alger)
    Alger American Small Capitalization Portfolio
    Alger American MidCap Growth Portfolio
    Alger American Growth Portfolio
    Alger American Leveraged AllCap Portfolio

Fidelity Management & Research Company (Fidelity)
    Fidelity Investments VIP II Asset Manager Portfolio
    Fidelity Investments VIP Growth Portfolio
    Fidelity Investments VIP Overseas Portfolio
    Fidelity Investments VIP Money Market Portfolio
    Fidelity Investments VIP II Index 500 Portfolio

Security Life Separate Account L1

Notes to Financial Statements (continued)

Note A. Organization (continued)

Portfolio Managers/Portfolios (Funds) (continued)

INVESCO Funds Group, Inc. (INVESCO)
    INVESCO VIF Total Return Fund
    INVESCO VIF Equity Income Fund (formerly known as "INVESCO VIF
        Industrial Income Portfolio")
    INVESCO VIF High Yield Fund
    INVESCO VIF Utilities Fund
    INVESCO VIF Small Company Growth Fund

Van Eck Associates Corporation (Van Eck)
    Van Eck Worldwide Hard Assets Fund (formerly known as "Van Eck Gold and Natural
        Resources Portfolio")
    Van Eck Worldwide Bond Fund
    Van Eck Worldwide Emerging Markets Fund
    Van Eck Worldwide Real Estate Fund

AIM Advisors, Inc. (AIM)
    AIM VI—Capital Appreciation Fund
    AIM VI—Government Securities Fund

Effective May 1, 1997, the Divisions of the Separate Account investing in the Neuberger
Berman Government Income Portfolio and the Van Eck Worldwide Balanced Portfolio stopped
accepting new investments. These divisions were discontinued during 1998.

Effective February 19, 1998, six new divisions became available to the policyholders for
investment in the following funds:

Van Eck Associates Corporation (Van Eck)
    Van Eck Worldwide Bond Fund
    Van Eck Worldwide Emerging Markets Fund
    Van Eck Worldwide Real Estate Fund

AIM Advisors, Inc. (AIM)
    AIM VI—Capital Appreciation Fund
    AIM VI—Government Securities Fund

INVESCO Funds Group, Inc. (INVESCO)
    INVESCO VIF Small Company Growth Fund

Financial
Statements

Security Life Separate Account L1

Notes to Financial Statements (continued)

Note A. Organization (continued)

Effective May 1, 2000, eight new divisions became available to the policyholders for investment in the following funds:

Directed Services, Inc. (GCG)
    GCG Trust —Equity Income Portfolio
    GCG Trust —Growth Portfolio
    GCG Trust —Hard Assets Portfolio
    GCG Trust —Limited Maturity Bond Portfolio
    GCG Trust —Liquid Asset Portfolio
    GCG Trust —Mid-Cap Growth Portfolio
    GCG Trust —Research Portfolio
    GCG Trust —Total Return Portfolio

The Variable Universal Life Policies allow the policyholders to specify the allocation of their net premium to the various Funds. They can also transfer their account values among the Funds. The Variable Universal Life Policies also provide the policyholders the option to allocate their net premiums, or to transfer their account values, to a Guaranteed Interest Division ("GID") in the Company's general account. The GID guarantees a rate of interest to the policyholder, and it is not variable in nature. Therefore, it is not included in these Separate Account statements.

Note B. Summary of Significant Accounting Policies

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting principles followed by the Separate Account and the methods of applying those principles are presented below or in the footnotes which follow:

Investment Valuation: The investments in shares of the Funds are valued at the closing net asset value (market value) per share as determined by the Funds on the day of measurement.

Investment Transactions and Related Investment Income: The investments in shares of the Funds are accounted for on the date the order to buy or sell is confirmed. Dividend income and distributions of capital gains are recorded on the ex-dividend date. Realized gains and losses from sales transactions are reported using the first-in, first-out ("FIFO") method of accounting

Notes to Financial Statements (continued)

Note B. Summary of Significant Accounting Policies (continued)

for cost. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized gain or loss on investment.

Valuation Period Deductions: Charges are made directly against the assets of the Separate Account divisions and are reflected daily in the computation of the unit values of the divisions.

A daily deduction, at an annual rate of .75% of the daily asset value of the Separate Account divisions, is charged to the Separate Account for mortality and expense risks assumed by the Company. Total mortality and expense charges for the nine months ended September 30, 2000 was $ 3,306,113.

Policyholder Reserves—Policyholder reserves are recorded in the Separate Account at the aggregate account values of the policyholders invested in the Separate Account divisions. To the extent that benefits to be paid to the policyholders exceed their account values, the Company will contribute additional funds to the benefit proceeds.

Note C. Investments

Fund shares are purchased at net asset value with net premiums (premium payments, less sales and tax loads charged by the Company) and divisional transfers from other divisions. Fund shares are redeemed for the payment of benefits, for surrenders, for transfers to other divisions, and for charges by the Company for certain cost of insurance and administrative charges. The cost of insurance and administrative charges for the nine months ended September 30, 2000 was $ 21,820,070. Dividends made by the Funds are reinvested in the Funds.

Financial
Statements

Notes to Financial Statements (continued)

Note C. Investments (continued)

The following is a summary of Fund shares owned as of September 30, 2000:

Fund	Number Of Shares	Net Asset Value	Value Of Shares At Market	Cost of Shares
Neuberger Berman Management Inc.:				
Limited Maturity Bond	978,938.727	$12.88	12,608,731	12,874,264
Growth	526,531.248	$42.84	22,556,599	19,358,493
Partners	1,931,925.266	$16.08	31,065,358	30,820,180
Fred Alger Management, Inc.:				
American Small Capitalization	1,148,009.727	$29.29	33,625,205	32,902,173
American MidCap Growth	932,847.084	$34.10	31,810,086	27,660,169
American Growth	944,603.720	$55.41	52,340,492	51,318,327
American Leveraged AllCap	590,559.427	$49.70	29,350,804	28,813,285
Fidelity Management & Research Co.:				
Asset Manager	896,544.536	$16.64	14,918,501	15,393,287
Growth	1,424,086.130	$49.78	70,891,008	72,175,875
Overseas	1,959,944.094	$21.76	42,648,383	43,048,643
Money Market	45,550,769.000	$1.00	45,550,769	45,550,768
Index 500	1,079,408.831	$162.22	175,101,701	151,130,171
INVESCO Funds Group, Inc.:				
Total Return	773,148.040	$15.07	11,651,341	12,419,389
Equity Income	916,200.898	$22.24	20,376,308	18,072,490
High Yield	962,580.114	$11.31	10,886,781	11,210,384
Utilities	296,118.086	$23.25	6,884,745	5,983,200
Small Company Growth	469,352.882	$23.37	10,968,777	10,588,334
Van Eck Associates Corporation:				
Worldwide Hard Assets	189,852.384	$11.78	2,236,461	2,006,016
Worldwide Bond	83,425.553	$9.86	822,576	858,115
Worldwide Emerging Markets	440,069.301	$10.78	4,743,947	5,238,234
Worldwide Real Estate	95,522.982	$10.22	976,245	901,546
AIM Advisors, Inc.:				
Capital Appreciation	244,385.789	$40.72	9,951,389	8,052,579
Government Securities	841,587.567	$11.28	9,493,108	9,096,871
Directed Services, Inc.:				
Equity Income	-	-	-	-
Growth	-	-	-	-
Hard Assets	-	-	-	-
Limited Maturity Bond	-	-	-	-
Liquid Asset	36,586,550.000	$1.00	36,586,550	36,586,550
Mid-Cap Growth	-	-	-	-
Research	-	-	-	-
Total Return	-	-	-	-
Total			$688,045,865	$652,059,343

Notes to Financial Statements (continued)

Note C. Investments (continued)

For the nine months ended September 30, 2000 the cost of purchases (plus reinvested dividends) and sales of investments are as follows:

Fund	Beginning of Period	Purchases	Sales	End of Period
Neuberger Berman Management Inc.:				
Limited Maturity Bond	11,380,242	4,037,710	(2,543,688)	12,874,264
Growth	8,836,640	15,034,839	(4,512,986)	19,358,493
Partners	28,931,311	30,450,281	(28,561,412)	30,820,180
Fred Alger Management, Inc.:				
American Small Capitalization	21,103,331	53,307,171	(41,508,329)	32,902,173
American MidCap Growth	13,903,676	15,533,711	(1,777,218)	27,660,169
American Growth	32,482,027	22,294,654	(3,458,354)	51,318,327
American Leveraged AllCap	16,645,127	16,677,825	(4,509,667)	28,813,285
Fidelity Management & Research Co.:				
Asset Manager	12,533,037	5,347,876	(2,487,626)	15,393,287
Growth	48,588,495	82,223,291	(58,635,911)	72,175,875
Overseas	25,474,948	22,570,601	(4,996,906)	43,048,643
Money Market	34,799,038	162,319,931	(151,568,201)	45,550,768
Index 500	119,231,939	39958467	(8,060,235)	151,130,171
INVESCO Funds Group, Inc.:				
Total Return	11,019,270	3,611,420	(2,211,301)	12,419,389
Equity Income	14,534,380	5,441,123	(1,903,013)	18,072,490
High Yield	9,910,525	3,777,691	(2,477,832)	11,210,384
Utilities	3,647,584	2,624,488	(288,872)	5,983,200
Small Company Growth	2,793,624	9,481,399	(1,686,689)	10,588,334
Van Eck Associates Corporation:				
Worldwide Hard Assets	2,157,787	372,512	(524,283)	2,006,016
Worldwide Bond	341,712	602,608	(86,205)	858,115
Worldwide Emerging Markets	2,209,985	3,445,407	(417,158)	5,238,234
Worldwide Real Estate	567,839	513,561	(179,854)	901,546
AIM Advisors, Inc.:				
Capital Appreciation	3,932,316	4,612,769	(492,506)	8,052,579
Government Securities	7,579,908	3,160,367	(1,643,404)	9,096,871
Directed Services, Inc.:				
Equity Income	-	-	-	-
Growth	-	-	-	-
Hard Assets	-	-	-	-
Limited Maturity Bond	-	-	-	-
Liquid Asset	-	36,690,662	(104,112)	36,586,550
Mid-Cap Growth	-	-	-	-
Research	-	-	-	-
Total Return	-	-	-	-
Total	$432,604,741	$544,090,364	$(324,635,762)	$652,059,343

Aggregate proceeds from sales of investments for the nine months ended September 30, 2000 were $337,996,052.

Notes to Financial Statements (continued)

Note D. Other Policy Deductions

The Variable Universal Life policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken before the purchase of divisional units or after the redemption of divisional units of the Separate Account. Such deductions are not included in the Separate Account financial statements.

Note E. Policy Loans

The Variable Universal Life policies allow the policyholders to borrow against their policies by using them as collateral for a loan. At the time of borrowing against the policies, an amount equal to the loan amount is transferred from the Separate Account divisions to a Loan Division in the Company's General Account to secure the loan. As payments are made on the policy loan, amounts are transferred back from the Loan Division to the Separate Account divisions. Interest is credited to the balance in the Loan Division at a fixed rate. The Loan Division is not variable in nature and is not included in these Separate Account statements.

Note F. Federal Income Taxes

The Separate Account is not taxed separately because the operations of the Separate Account are part of the total operations of the Company. The Company is taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not taxed as a "Regulated Investment Company" under subchapter "M" of the Internal Revenue Code.

Note G. Summary of Changes in Units

The following schedule summarizes the changes in divisional units for the nine months ended September 30, 2000:

Division	Outstanding at Beginning of Period	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Period
Neuberger Berman Management Inc.:				
Limited Maturity Bond	889,159.604	259,598.107	(183,467.976)	965,289.735
Growth	434,338.368	402,680.855	(226,932.821)	610,086.402
Partners	1,212,133.448	1,062,947.389	(989,789.650)	1,285,291.187
Fred Alger Management, Inc.:				
American Small Capitalization	1,055,757.484	1,774,944.777	(1,415,088.190)	1,415,614.071
American MidCap Growth	576,738.314	373,411.806	(72,456.239)	877,693.881
American Growth	1,257,371.637	485,682.420	(142,314.710)	1,600,739.347
American Leveraged AllCap	425,281.099	264,218.497	(124,254.820)	565,244.776
Fidelity Management & Research Co.:				
Asset Manager	722,717.906	210,806.318	(135,041.418)	798,482.806
Growth	1,676,236.646	2,127,438.322	(1,779,782.598)	2,023,892.370
Overseas	1,716,617.627	997,611.107	(324,327.218)	2,389,901.516
Money Market	2,763,648.297	12,510,835.820	(11,797,338.482)	3,477,145.635
Index 500	4,772,484.597	1,224,170.413	(411,470.314)	5,585,184.696
INVESCO Funds Group, Inc.:				
Total Return	602,187.614	219,550.732	(119,441.882)	702,296.464
Equity Income	621,047.937	206,980.904	(86,896.409)	741,132.432
High Yield	536,863.946	221,405.687	(123,352.459)	634,917.174
Utilities	189,409.984	113,105.262	(16,912.153)	285,603.093
Small Company Growth	212,503.210	428,946.364	(147,489.896)	493,959.678
Van Eck Associates Corporation:				
Worldwide Hard Assets	236,972.429	35,652.841	(60,080.673)	212,544.597
Worldwide Bond	33,114.078	59,127.335	(7,619.009)	84,622.404
Worldwide Emerging Markets	228,819.195	280,213.575	(45,326.950)	463,705.820
Worldwide Real Estate	64,967.173	55,981.819	(19,375.091)	101,573.901
AIM Advisors, Inc.:				
Capital Appreciation	323,846.032	259,383.140	(49,824.686)	533,404.486
Government Securities	715,905.149	305,304.116	(150,196.453)	871,012.812
Directed Services, Inc.:				
Equity Income				
Growth	-	-	-	-
Hard Assets	-	-	-	-
Limited Maturity Bond	-	-	-	-
Liquid Asset	-	3,441,467.775	(9,807.957)	3,431,659.818
Mid-Cap Growth	-	-	-	-
Research	-	-	-	-
Total Return	-	-	-	-

Financial Statements

Security Life Separate Account L1

Notes to Financial Statements (continued)

Note H. Net Assets

Net assets at September 30, 2000 consisted of the following:

Division	Principal Transactions	Accumulated Investment Income (Loss)	Accumulated Net Realized Gains (Losses) on Investments	Net Unrealized Gains (Losses) on Investments	Net Assets
Neuberger Berman Management Inc.:					
Limited Maturity Bond	$11,733,853	$2,066,239	$(920,615)	$(265,533)	$12,613,944
Growth	12,585,232	3,386,436	3,387,275	3,198,105	22,557,048
Partners	26,484,200	7,522,348	(3,100,777)	245,178	31,150,949
Fred Alger Management, Inc.:					
American Small Capitalization	25,894,761	13,568,944	(6,845,050)	723,031	33,341,686
American MidCap Growth	21,086,707	4,915,697	1,654,973	4,149,918	31,807,295
American Growth	36,163,466	10,611,194	4,567,066	1,022,165	52,363,891
American Leveraged AllCap	20,543,763	3,040,204	5,237,681	537,518	29,359,166
Fidelity Management & Research Co.:					
Asset Manager	12,144,665	3,035,762	213,250	(474,786)	14,918,891
Growth	45,572,646	12,252,071	14,022,406	(1,284,866)	70,562,257
Overseas	35,584,625	5,213,032	2,384,313	(400,260)	42,781,710
Money Market	41,425,937	4,394,312	6,651,953	(6,651,953)	45,820,249
Index 500	134,395,483	3,480,443	13,290,854	23,971,529	175,138,309
INVESCO Funds Group, Inc.:					
Total Return	11,625,668	506,535	291,868	(768,048)	11,656,023
Equity Income	15,682,751	995,425	1,393,729	2,303,818	20,375,723
High Yield	9,859,850	1,861,098	(496,791)	(323,603)	10,900,554
Utilities	5,402,608	28,302	551,825	901,545	6,884,280
Small Company Growth	9,389,529	(56,990)	1,394,097	380,442	11,107,078
Van Eck Associates Corporation:					
Worldwide Hard Assets	2,615,434	160,431	(769,859)	230,445	2,236,451
Worldwide Bond	864,888	26,888	(33,657)	(35,539)	822,580
Worldwide Emerging Markets	4,844,600	(35,515)	425,229	(494,287)	4,740,027
Worldwide Real Estate	897,339	9,259	(5,051)	74,699	976,246
Worldwide Balanced	(1)	-	-	-	(1)
AIM Advisors, Inc.:					
Capital Appreciation	7,510,588	77,603	482,978	1,898,810	9,969,979
Government Securities	8,955,847	176,475	(35,823)	396,236	9,492,735
Directed Services, Inc.:					
Equity Income					
Growth	-	-	-	-	-
Hard Assets	-	-	-	-	-
Limited Maturity Bond	-	-	-	-	-
Liquid Asset	36,424,961	161,589	-	-	36,586,550
Mid-Cap Growth	-	-	-	-	-
Research	-	-	-	-	-
Total Return	-	-	-	-	-
Total	$537,689,400	$77,397,782	$43,741,874	$29,334,564	$688,163,620

APPENDIX A

Factors for the
Cash Value Accumulation Test
For a Life Insurance Policy

Attained Age	Male	Female	Unisex	Attained Age	Male	Female	Unisex	Attained Age	Male	Female	Unisex
0	11.727	14.234	12.149								
1	11.785	14.209	12.194	34	4.188	4.902	4.314	67	1.617	1.815	1.657
2	11.458	13.815	11.857	35	4.052	4.742	4.173	68	1.583	1.769	1.620
3	11.128	13.417	11.515	36	3.920	4.586	4.037	69	1.550	1.724	1.585
4	10.803	13.023	11.178	37	3.793	4.437	3.906	70	1.518	1.681	1.552
5	10.481	12.635	10.845	38	3.670	4.293	3.780	71	1.488	1.639	1.520
6	10.161	12.253	10.514	39	3.553	4.154	3.658	72	1.459	1.599	1.489
7	9.844	11.875	10.187	40	3.439	4.021	3.541	73	1.432	1.560	1.460
8	9.530	11.505	9.863	41	3.330	3.894	3.429	74	1.406	1.524	1.433
9	9.221	11.141	9.545	42	3.226	3.771	3.322	75	1.382	1.490	1.407
10	8.918	10.784	9.233	43	3.125	3.654	3.218	76	1.359	1.457	1.383
11	8.623	10.436	8.928	44	3.028	3.541	3.119	77	1.338	1.427	1.360
12	8.338	10.098	8.634	45	2.936	3.432	3.023	78	1.318	1.398	1.338
13	8.066	9.771	8.353	46	2.846	3.328	2.931	79	1.299	1.371	1.318
14	7.808	9.455	8.085	47	2.761	3.227	2.843	80	1.281	1.345	1.298
15	7.564	9.150	7.831	48	2.678	3.129	2.758	81	1.264	1.321	1.280
16	7.335	8.857	7.592	49	2.599	3.035	2.676	82	1.248	1.298	1.262
17	7.118	8.575	7.364	50	2.522	2.945	2.597	83	1.233	1.277	1.245
18	6.911	8.302	7.148	51	2.449	2.858	2.522	84	1.218	1.257	1.230
19	6.713	8.038	6.939	52	2.378	2.774	2.449	85	1.205	1.238	1.215
20	6.521	7.782	6.737	53	2.311	2.693	2.379	86	1.193	1.221	1.202
21	6.334	7.534	6.540	54	2.246	2.615	2.312	87	1.181	1.205	1.189
22	6.150	7.293	6.347	55	2.184	2.540	2.248	88	1.171	1.190	1.177
23	5.969	7.059	6.158	56	2.125	2.468	2.187	89	1.160	1.176	1.166
24	5.791	6.831	5.971	57	2.068	2.398	2.128	90	1.151	1.163	1.155
25	5.615	6.611	5.788	58	2.014	2.330	2.071	91	1.141	1.150	1.144
26	5.441	6.396	5.608	59	1.962	2.265	2.017	92	1.131	1.137	1.133
27	5.271	6.188	5.431	60	1.912	2.201	1.965	93	1.120	1.125	1.122
28	5.104	5.986	5.258	61	1.864	2.139	1.915	94	1.109	1.112	1.110
29	4.940	5.791	5.089	62	1.818	2.079	1.867	95	1.097	1.098	1.097
30	4.781	5.601	4.925	63	1.774	2.022	1.821	96	1.083	1.084	1.084
31	4.626	5.418	4.765	64	1.732	1.967	1.777	97	1.069	1.069	1.069
32	4.476	5.241	4.610	65	1.692	1.914	1.735	98	1.054	1.054	1.054
33	4.330	5.069	4.459	66	1.654	1.863	1.695	99	1.040	1.040	1.040
								100	1.000	1.000	1.000

APPENDIX B

Factors for the
Guideline Premium/Cash Value Corridor Test
For a Life Insurance Policy

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0	2.50	25	2.50	50	1.85	75	1.05
1	2.50	26	2.50	51	1.78	76	1.05
2	2.50	27	2.50	52	1.71	77	1.05
3	2.50	28	2.50	53	1.64	78	1.05
4	2.50	29	2.50	54	1.57	79	1.05
5	2.50	30	2.50	55	1.50	80	1.05
6	2.50	31	2.50	56	1.46	81	1.05
7	2.50	32	2.50	57	1.42	82	1.05
8	2.50	33	2.50	58	1.38	83	1.05
9	2.50	34	2.50	59	1.34	84	1.05
10	2.50	35	2.50	60	1.30	85	1.05
11	2.50	36	2.50	61	1.28	86	1.05
12	2.50	37	2.50	62	1.26	87	1.05
13	2.50	38	2.50	63	1.24	88	1.05
14	2.50	39	2.50	64	1.22	89	1.05
15	2.50	40	2.50	65	1.20	90	1.05
16	2.50	41	2.43	66	1.19	91	1.04
17	2.50	42	2.36	67	1.18	92	1.03
18	2.50	43	2.29	68	1.17	93	1.02
19	2.50	44	2.22	69	1.16	94	1.01
20	2.50	45	2.15	70	1.15	95	1.00
21	2.50	46	2.09	71	1.13	96	1.00
22	2.50	47	2.03	72	1.11	97	1.00
23	2.50	48	1.97	73	1.09	98	1.00
24	2.50	49	1.91	74	1.07	99	1.00
						100	1.00

THE POLICY'S BASE DEATH BENEFIT AT ANY TIME WILL BE AT LEAST EQUAL TO THE ACCOUNT VALUE TIMES THE APPROPRIATE FACTOR FROM THIS TABLE.

APPENDIX C

Performance Information

POLICY PERFORMANCE

The following hypothetical illustrations demonstrate how the actual investment experience of each variable investment option of the separate account affects the cash surrender value, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's annual total return is based on the total return calculated for each fiscal year. These annual total return figures reflect the net portfolio's management fees after any voluntary waiver and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions, which if reflected, would result in lower total return figures than those shown.

The illustrations are based on the payment of a $3,750 annual premium, received at the beginning of each year, for a hypothetical policy with a $200,000 stated death benefit, the cash value accumulation test, death benefit option 1, issued to a preferred, nonsmoker male, age 45. In each case, it is assumed that all premiums are allocated to the variable investment option illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the cash surrender values, account values and death benefits take into account the charges against premiums, current cost of insurance and monthly deductions, the daily charge against the separate account for mortality and expense risks, and each portfolio's charges and expenses. ***See Charges, Deductions and Refunds, page 45***.

HYPOTHETICAL ILLUSTRATIONS

Nonsmoker Male Age 45   Cash Value Accumulation Test
Preferred Risk Class   Death Benefit Option 1
Stated Death Benefit $200,000   Annual Premium $3,750

AIM V.I. Capital Appreciation Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	2.50%	0	2,986	200,000
12/31/95	35.69%	4,945	7,945	200,000
12/31/96	17.58%	9,535	12,535	200,000
12/31/97	13.51%	14,276	17,276	200,000
12/31/98	19.30%	20,721	23,721	200,000
12/31/99	44.61%	35,722	38,122	200,000

AIM V.I. Government Securities Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	-3.73%	0	2,791	200,000
12/31/95	15.56%	3,500	6,500	200,000
12/31/96	2.29%	6,396	9,396	200,000
12/31/97	8.16%	10,074	13,074	200,000
12/31/98	7.66%	13,876	16,876	200,000
12/31/99	-1.32%	16,771	19,171	200,000

Alger American Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90	4.14%	37	3,037	200,000
12/31/91	40.39%	5,302	8,302	200,000
12/31/92	12.38%	9,365	12,365	200,000
12/31/93	22.47%	15,459	18,459	200,000
12/31/94	1.45%	18,311	21,311	200,000
12/31/95	36.37%	30,258	32,658	200,000
12/31/96	13.35%	37,980	39,780	200,000
12/31/97	25.75%	51,798	52,998	200,000
12/31/98	48.07%	81,278	81,878	200,000
12/31/99	33.74%	112,171	112,171	251,937

The assumptions underlying these values are described in Performance Information, page 197.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45	Cash Value Accumulation Test
Preferred Risk Class	Death Benefit Option 1
Stated Death Benefit $200,000	Annual Premium $3,750

Alger American Leveraged AllCap Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/96	12.04%	285	3,285	200,000
12/31/97	19.68%	4,329	7,329	200,000
12/31/98	57.83%	12,978	15,978	200,000
12/31/99	78.06%	30,389	33,389	200,000

Alger American MidCap Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	-1.54%	0	2,859	200,000
12/31/95	44.45%	5,296	8,296	200,000
12/31/96	11.90%	9,304	12,304	200,000
12/31/97	15.01%	14,245	17,245	200,000
12/31/98	30.30%	22,901	25,901	200,000
12/31/99	31.85%	35,178	37,578	200,000

Alger American Small Capitalization Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90	8.71%	180	3,180	200,000
12/31/91	57.54%	6,577	9,577	200,000
12/31/92	3.55%	9,680	12,680	200,000
12/31/93	13.28%	14,404	17,404	200,000
12/31/94	-4.38%	16,065	19,065	200,000
12/31/95	44.31%	28,961	31,361	200,000
12/31/96	4.18%	33,383	35,183	200,000
12/31/97	11.39%	40,593	41,793	200,000
12/31/98	15.53%	50,267	50,867	200,000
12/31/99	43.42%	76,139	76,139	200,000

The assumptions underlying these values are described in Performance Information, page 197.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45   Cash Value Accumulation Test
Preferred Risk Class   Death Benefit Option 1
Stated Death Benefit $200,000   Annual Premium $3,750

Fidelity VIP Growth Portfolio Service Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	39.38%	1,145	4,145	200,000
12/31/99	37.29%	6,622	9,622	200,000

Fidelity VIP Overseas Portfolio Service Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	12.69%	305	3,305	200,000
12/31/99	42.44%	5,807	8,807	200,000

Fidelity VIP II Asset Manager Portfolio Service Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	14.82%	372	3,372	200,000
12/31/99	11.01%	3,874	6,874	200,000

Fidelity VIP II Index 500 Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/93	9.74%	213	3,213	200,000
12/31/94	1.04%	3,072	6,072	200,000
12/31/95	37.19%	9,131	12,131	200,000
12/31/96	22.82%	15,227	18,227	200,000
12/31/97	32.82%	24,706	27,706	200,000
12/31/98	28.31%	36,460	38,860	200,000
12/31/99	20.51%	47,956	49,756	200,000

The assumptions underlying these values are described in Performance Information, page 197.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45   Cash Value Accumulation Test
Preferred Risk Class   Death Benefit Option 1
Stated Death Benefit $200,000   Annual Premium $3,750

The GCG Trust Liquid Asset Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90	7.75%	150	3,150	200,000
12/31/91	5.66%	3,297	6,297	200,000
12/31/92	3.13%	6,267	9,267	200,000
12/31/93	2.64%	9,260	12,260	200,000
12/31/94	3.89%	12,432	15,432	200,000
12/31/95	5.51%	16,609	19,009	200,000
12/31/96	5.01%	20,765	22,565	200,000
12/31/97	5.07%	25,001	26,201	200,000
12/31/98	5.13%	29,315	29,915	200,000
12/31/99	4.74%	33,570	33,570	200,000

INVESCO VIF-Equity Income Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	29.25%	826	3,826	200,000
12/31/96	22.28%	5,151	8,151	200,000
12/31/97	28.17%	10,956	13,956	200,000
12/31/98	15.30%	16,182	19,182	200,000
12/31/99	14.84%	21,995	24,995	200,000

INVESCO VIF-High Yield Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	19.76%	527	3,527	200,000
12/31/96	16.59%	4,413	7,413	200,000
12/31/97	17.33%	8,888	11,888	200,000
12/31/98	1.42%	11,751	14,751	200,000
12/31/99	9.20%	15,942	18,942	200,000

The assumptions underlying these values are described in Performance Information, page 197.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

HYPOTHETICAL ILLUSTRATIONS (continued)

Nonsmoker Male Age 45   Cash Value Accumulation Test
Preferred Risk Class   Death Benefit Option 1
Stated Death Benefit $200,000   Annual Premium $3,750

INVESCO VIF-Small Company Growth Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	16.38%	421	3,421	200,000
12/31/99	91.06%	9,141	12,141	200,000

INVESCO VIF-Total Return Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	22.79%	623	3,623	200,000
12/31/96	12.18%	4,228	7,228	200,000
12/31/97	22.91%	9,243	12,243	200,000
12/31/98	9.56%	13,347	16,347	200,000
12/31/99	-3.40%	15,249	18,249	200,000

INVESCO VIF-Utilities Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	9.08%	192	3,192	200,000
12/31/96	12.76%	3,785	6,785	200,000
12/31/97	23.41%	8,751	11,751	200,000
12/31/98	25.48%	15,156	18,156	200,000
12/31/99	19.13%	21,728	24,728	200,000

Janus Aspen Aggressive Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	16.19%	415	3,415	200,000
12/31/95	27.28%	4,977	7,977	200,000
12/31/96	7.33%	8,448	11,448	200,000
12/31/97	12.29%	12,875	15,875	200,000
12/31/98	33.33%	21,698	24,698	200,000
12/31/99	122.20%	58,583	60,983	200,000

The assumptions underlying these values are described in Performance Information, page 197.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45	Cash Value Accumulation Test
Preferred Risk Class	Death Benefit Option 1
Stated Death Benefit $200,000	Annual Premium $3,750

Janus Aspen Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	2.58%	0	2,988	200,000
12/31/95	29.92%	4,598	7,598	200,000
12/31/96	17.73%	9,146	12,146	200,000
12/31/97	21.84%	15,097	18,097	200,000
12/31/98	34.71%	24,931	27,931	200,000
12/31/99	42.50%	41,124	43,524	200,000

Janus Aspen International Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	23.15%	634	3,634	200,000
12/31/96	34.07%	5,709	8,709	200,000
12/31/97	17.22%	10,385	13,385	200,000
12/31/98	16.14%	15,665	18,665	200,000
12/31/99	78.93%	35,242	38,242	200,000

Janus Aspen Worldwide Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	1.47%	0	2,953	200,000
12/31/95	27.25%	4,392	7,392	200,000
12/31/96	28.21%	9,994	12,994	200,000
12/31/97	20.90%	15,974	18,974	200,000
12/31/98	27.13%	24,447	27,447	200,000
12/31/99	62.98%	46,657	49,057	200,000

The assumptions underlying these values are described in Performance Information, page 197.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Nonsmoker Male Age 45	Cash Value Accumulation Test
Preferred Risk Class	Death Benefit Option 1
Stated Death Benefit $200,000	Annual Premium $3,750

Neuberger Berman Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90	-8.19%	0	2,651	200,000
12/31/91	29.73%	4,152	7,152	200,000
12/31/92	9.54%	7,794	10,794	200,000
12/31/93	6.79%	11,388	14,388	200,000
12/31/94	-4.99%	13,093	16,093	200,000
12/31/95	31.73%	22,298	24,698	200,000
12/31/96	9.14%	27,846	29,646	200,000
12/31/97	29.01%	40,174	41,374	200,000
12/31/98	15.53%	49,784	50,384	200,000
12/31/99	50.40%	79,154	79,154	200,000

Neuberger Berman Limited Maturity Bond Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90	8.32%	168	3,168	200,000
12/31/91	11.34%	3,670	6,670	200,000
12/31/92	5.18%	6,847	9,847	200,000
12/31/93	6.63%	10,363	13,363	200,000
12/31/94	-0.15%	12,913	15,913	200,000
12/31/95	10.94%	18,138	20,538	200,000
12/31/96	4.31%	22,198	23,998	200,000
12/31/97	6.74%	26,947	28,147	200,000
12/31/98	4.39%	31,124	31,724	200,000
12/31/99	1.48%	34,336	34,336	200,000

The assumptions underlying these values are described in Performance Information, page 197.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45   Cash Value Accumulation Test
Preferred Risk Class   Death Benefit Option 1
Stated Death Benefit $200,000   Annual Premium $3,750

Neuberger Berman Partners Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	36.47%	1,054	4,054	200,000
12/31/96	29.57%	5,947	8,947	200,000
12/31/97	31.25%	12,337	15,337	200,000
12/31/98	4.21%	15,735	18,735	200,000
12/31/99	7.37%	19,871	22,871	200,000

Van Eck Worldwide Bond Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/90	11.25%	260	3,260	200,000
12/31/91	18.39%	4,217	7,217	200,000
12/31/92	-5.25%	6,356	9,356	200,000
12/31/93	7.79%	9,985	12,985	200,000
12/31/94	-1.32%	12,353	15,353	200,000
12/31/95	17.30%	18,684	21,084	200,000
12/31/96	2.53%	22,339	24,139	200,000
12/31/97	2.38%	25,921	27,121	200,000
12/31/98	12.75%	32,556	33,156	200,000
12/31/99	-7.82%	32,452	32,452	200,000

Van Eck Worldwide Emerging Markets Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/96	26.82%	749	3,749	200,000
12/31/97	-11.61%	2,751	5,751	200,000
12/31/98	-34.15%	2,457	5,457	200,000
12/31/99	100.28%	13,670	16,670	200,000

The assumptions underlying these values are described in Performance Information, page 197.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Nonsmoker Male Age 45   Cash Value Accumulation Test
Preferred Risk Class   Death Benefit Option 1
Stated Death Benefit $200,000   Annual Premium $3,750

Van Eck Worldwide Hard Assets Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	-2.93%	0	2,816	200,000
12/31/92	-4.09%	2,373	5,373	200,000
12/31/93	64.83%	10,502	13,502	200,000
12/31/94	-4.78%	12,357	15,357	200,000
12/31/95	10.99%	16,927	19,927	200,000
12/31/96	18.04%	24,189	26,589	200,000
12/31/97	-1.67%	26,716	28,516	200,000
12/31/98	-30.93%	19,963	21,163	200,000
12/31/99	21.00%	27,843	28,443	200,000

Van Eck Worldwide Real Estate Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	-11.35%	0	2,553	200,000
12/31/99	-2.01%	2,239	5,239	200,000

The assumptions underlying these values are described in Performance Information, page 197.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.